UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

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Securities Exchange Act of 1934
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International Paper Company

(Name of Registrant as Specified In Its Charter)

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6400 Poplar Avenue
Memphis, Tennessee 38197

JOHN V. FARACI
Chairman and Chief Executive Officer

April 2013

Dear Shareowners,

It is my pleasure to invite you to attend this year's Annual Meeting of Shareowners, which will be held on May 13, 2013, in White Plains, New York. As in the past, we are coming together to consider important matters affecting the Company. Whether or not you plan to attend the meeting, I encourage you to review the enclosed information and vote your shares.

In 2012, International Paper generated record cash from operations and delivered our second best earnings per share since 1995, despite an uneven global economic environment. With industry-leading margins in our industrial packaging business and record earnings generated by IP Russia, International Paper shareowners can be pleased with the Company's 2012 performance. Moreover, we made excellent progress against our strategic earnings drivers around the globe including a new paper machine in China, a new biomass boiler in Brazil and the repurposing of our mill in Franklin, Virginia. Today, International Paper stands well-positioned for a step-change in 2013 earnings.

As always, a large part of our success stems from the guidance and leadership of International Paper's Board of Directors. This year, we welcomed Ilene Gordon, Chairman, President and CEO of Ingredion Incorporated, to the Board in June. We also thanked Alberto Weisser and Lynn Elsenhans for a combined 11 years of service, as both chose to resign this year.

We value your ongoing participation and support of International Paper. We remain committed to creating long-term value for you and to becoming the best paper and packaging company in the world.

Sincerely,

John Faraci



NOTICE OF ANNUAL MEETING OF SHAREOWNERS

To the Owners of Common Stock of International Paper Company:

Date:	Monday, May 13, 2013
Time:	11:00 a.m. EDT
Place:	The Ritz-Carlton, Westchester
	Three Renaissance Square
	White Plains, New York 10601

Items of Business:

Company Proposals:

☐ **Item One:** Elect the ten (10) nominees named in the attached proxy statement as directors for a one-year term.

☐ **Item Two:** Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2013.

☐ **Item Three:** Approve an amendment to our Restated Certificate of Incorporation regarding shareowner action by written consent.

☐ **Item Four:** Vote on a non-binding resolution to approve the compensation of our named executive officers, as discussed under the heading "Compensation Discussion & Analysis."

Shareowner Proposal:

☐ **Item Five:** Vote on a shareowner proposal concerning a policy on accelerated vesting of equity awards of senior executives upon a change in control, if properly presented at the meeting.

Consider any other business properly brought before the meeting.

Record Date: March 19, 2013. Holders of record of International Paper common stock, par value $1.00 per share, at the close of business on that date, are entitled to vote at the meeting.

By order of the Board of Directors,

Sharon R Ryan

SHARON R. RYAN
Senior Vice President, General Counsel and
Corporate Secretary

April 11, 2013

TABLE OF CONTENTS

Information About Our Annual Meeting 1
    Voting Procedures and Annual Meeting Attendance 2
    Communicating With the Board 6

Matters to be Acted Upon at the 2013 Annual Meeting 7
    Item 1—Company Proposal to Elect Ten Directors 7
    Item 2—Company Proposal to Ratify Deloitte & Touche LLP as the Company's
        Independent Registered Public Accounting Firm for 2013 8
    Item 3—Company Proposal to Amend Our Restated Certificate of Incorporation
        Regarding Shareowner Action by Written Consent 8
    Item 4—Company Proposal to Vote on a Non-Binding Resolution to Approve the
        Compensation of Our Named Executive Officers 10
    Item 5—Shareowner Proposal Concerning a Policy on Accelerated Vesting of Equity
        Awards of Senior Executives upon a Change in Control 11

Our Board of Directors 13
    Directors Standing for Election (Term Expiring in 2014) 13

Information About Our Corporate Governance 15
    Our Commitment to Sound Corporate Governance Principles 15
    Our Board Committees 23
    Transactions with Related Persons 28
    Section 16(a) Beneficial Ownership Reporting Compliance 28

Director Compensation 29

Compensation Discussion & Analysis 33

Additional Information about Our Executive Compensation 66

Ownership of Company Stock 82

Appendix A—Proposed Charter Amendment A-1

Appendix B—Proposed By-Law Amendment B-1

Index of Tables
    Non-Employee Director Compensation 31
    Summary Compensation Table 66
    Grants of Plan-Based Awards 68
    Outstanding Equity Awards 70
    Option Exercises and Stock Vested 72
    Pension Benefits 73
    Non-Qualified Deferred Compensation 76
    Potential Payments Upon Retirement 78
    Potential Payments Upon Involuntary Termination Without Cause 78
    Potential Payments Upon Termination With Cause 79
    Potential Payments Upon Change in Control 80
    Security Ownership of Certain Beneficial Owners 82
    Security Ownership of Management 83
    Equity Compensation Plan Information 84



PROXY STATEMENT

2013 Annual Meeting of Shareowners

Information About Our Annual Meeting

This proxy statement is furnished in connection with the solicitation of proxies by International Paper Company on behalf of the Board of Directors for the 2013 Annual Meeting of Shareowners. Distribution of this proxy statement and proxy form is scheduled to begin on or about April 11, 2013.

The 2013 annual meeting will be held on Monday, May 13, 2013, at 11:00 a.m. EDT at The Ritz-Carlton, Westchester, located at Three Renaissance Square in White Plains, New York, 10601.

At the 2013 annual meeting, shareowners will vote on the following matters, as well as any other business properly brought before the meeting:

Item One: Elect the ten (10) nominees named in this proxy statement as directors for a one-year term. The Board recommends a vote **FOR** each of the nominees.

Item Two: Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2013. The Board recommends a vote **FOR** this proposal.

Item Three: Amend our Restated Certificate of Incorporation regarding shareowner action by written consent. The Board recommends a vote **FOR** this proposal.

Item Four: Vote on a non-binding resolution to approve the compensation of our named executive officers, as disclosed under the heading "Compensation Discussion & Analysis." The Board recommends a vote **FOR** this proposal.

Item Five: Vote on a shareowner proposal concerning a policy on accelerated vesting of equity awards of senior executives upon a change in control, if properly presented at the meeting. The Board recommends a vote **AGAINST** this proposal.

Information about these items may be found beginning on page 7 of this proxy statement.

The Board has designated John V. Faraci, our Chairman and Chief Executive Officer ("CEO"), Carol L. Roberts, Senior Vice President and Chief Financial Officer ("CFO"), and Sharon R. Ryan, Senior Vice President, General Counsel and Corporate Secretary, as proxies in connection with the 2013 annual meeting. With respect to any other matter that properly comes before the annual meeting, these proxies will vote as recommended by the Board, or, if no recommendation is given, at their discretion.

Shareowners of record of International Paper common stock at the close of business on March 19, 2013, the record date, or their duly authorized proxy holders, are entitled to vote on each matter submitted to a vote at the 2013 annual meeting and at any adjournment or postponement of the annual meeting. There were 443,664,987 common shares outstanding on March 19, 2013. Each common share is entitled to one vote on each matter to be voted on at the 2013 annual meeting.

A list of shareowners as of the record date will be available for inspection and review upon request of any shareowner to the Corporate Secretary at the address on page 6 of this proxy statement. We will also make the list available at the annual meeting.

Important Notice Regarding the Availability of Proxy Materials for the Shareowner Meeting to be Held on May 13, 2013:

This proxy statement, a form of proxy and our annual report to shareowners is available for viewing and printing at the following Web site: materials.proxyvote.com/460146



Vote by telephone
If you choose to vote by telephone, you may call the toll-free number on your proxy card. You will need to have the 12-digit control number printed on your proxy card.



Vote on the Internet
If you choose to vote via the Internet, follow the instructions for accessing the Web site on your proxy card. You will need to have the 12-digit control number printed on your proxy card.



Vote by mail
If you choose to vote by mail, simply mark, sign and date your proxy card and return it in the postage prepaid envelope that was included with the proxy card.

Voting Procedures and Annual Meeting Attendance

How many votes must be present to hold the annual meeting?

Holders of International Paper common stock, present in person or represented by proxy, representing one-third of the number of votes entitled to be cast upon any proposal to be considered at the meeting (at least 147,888,329 votes) are required to hold the 2013 annual meeting. If you properly vote on any proposal, your shares will be included in the number of shares to establish a quorum for the annual meeting. Shares held of record and represented by proxy cards marked "*abstain*," or returned without voting instructions, will be counted as present for the purpose of determining whether the quorum for the annual meeting is satisfied. In addition, if you hold shares through a bank or brokerage account, your shares will be counted as present for the purpose of determining whether the quorum for the annual meeting is satisfied, even if you do not provide voting instructions to your bank or brokerage firm.

We urge you to vote by proxy even if you plan to attend the meeting. That will help us to know as soon as possible that we have enough votes to hold the meeting. Returning your proxy card will not affect your right to revoke your proxy or to attend the 2013 annual meeting and vote in person.

How many votes must be present to consider each of the proposals?

The presence, in person or by proxy, of holders of record of International Paper common stock representing one-third of the number of votes entitled to be cast on a specific proposal is required to consider that proposal at the annual meeting. Even if a quorum is established for the annual meeting, it is possible that a quorum may not be established for a specific proposal presented at the annual meeting.

How do I vote my shares?

You may vote at the annual meeting by proxy or in person.

If you are a *holder of record* (that is, if your shares are registered in your own name with our transfer agent), you have several options. You may vote by telephone, on the Internet or by attending the meeting and voting in person. In addition, you may vote by mail using the enclosed proxy card.

If you hold your shares in *street name* (that is, if you hold your shares through a broker, bank or other holder of record), you received this proxy statement and a voting instruction card from your broker, bank or other holder of record. This voting instruction card explains which voting options are available to you. As the beneficial owner of shares held in street name, you have the right to direct your bank or broker how to vote your shares, and it is required to vote your shares in accordance with your instructions. If you do not give instructions to your bank or brokerage firm, it will nevertheless be entitled to vote your shares with respect to "routine" items, but it will not be permitted to vote your shares with respect to "non-routine" items. In the case of a non-routine item, your shares will be considered "broker non-votes" on that proposal. If you want to vote in person at the annual meeting, you must obtain a power of attorney or proxy from your broker, bank or other holder of record authorizing you to vote. You must bring this power of attorney or proxy to the meeting.

How do I attend the annual meeting?

All shareowners as of the record date, March 19, 2013, or their duly authorized proxy holders, are welcome to attend the annual meeting. If you are voting by mail, by telephone or via the Internet, but still wish to attend the meeting, follow the instructions on your proxy card or via the Internet (www.proxyvote.com) to tell us that you plan to attend. When you arrive at the meeting, please look for the registration desk, where you will be asked for photo identification in order to be admitted.

If you hold your shares in street name and you decide to attend, you must bring to the annual meeting a copy of your bank or brokerage statement evidencing your ownership of International Paper common stock as of the record date. Please go to the registration desk and provide the bank or brokerage statement, as well as your photo identification, in order to be admitted.

What happens if the annual meeting is postponed or adjourned?

Your proxy will still be valid and may be voted at the postponed or adjourned meeting. You will still be able to change or revoke your proxy until it is voted.

If I hold shares in an International Paper employee benefit plan, how do I vote my shares?

International Paper employees may hold shares of Company common stock in one of our employee benefit plans, including the:

- International Paper Company Savings Plan;
- International Paper Company Long-Term Incentive Compensation Plan ("LTICP"); or
- International Paper Company 2009 Incentive Compensation Plan ("2009 ICP").

If you hold shares in our Savings Plan, you may instruct the trustee, State Street Bank and Trust Company, to vote your shares in the Company Stock Fund by returning the proxy/voting instruction card included with this mailing or by providing voting instructions by telephone or on the Internet as explained on the voting instruction card. If you do not return the proxy/voting instruction card or provide voting instructions, or if your instructions are unclear or incomplete, the trustee will vote your shares at its discretion.

If you hold shares of restricted stock under our Performance Share Plan or a restricted stock grant pursuant to the LTICP or 2009 ICP, you may also vote these shares. The process is the same as voting shares of common stock, described above under the heading "*How do I vote my shares?*" However, if you do not vote your shares, they will not be counted as there is no trustee for the LTICP or 2009 ICP to vote the shares on your behalf.

Can I change or revoke my proxy?

Yes, you may change your vote or revoke your proxy at any time at or before the annual meeting. If you are a holder of record, you may change your vote or revoke your proxy through any of the following means:

- by casting a new vote by telephone or on the Internet prior to the annual meeting, or by properly completing and signing another proxy card with a later date and returning the proxy card prior to the annual meeting;
- giving written revocation to our Corporate Secretary prior to the annual meeting directed to the address on page 6 of this proxy statement, or at the meeting; or
- voting in person at the annual meeting.

Your presence at the annual meeting will not in itself revoke your proxy; you must obtain a ballot and vote at the annual meeting to revoke your proxy.

If you hold your shares in street name, you may change your voting instructions by contacting your broker, bank or other holder of record prior to the annual meeting or by voting in person at the annual meeting pursuant to a power of attorney or proxy from your bank or broker.

What if I do not indicate my vote for one or more of the matters on my proxy card?

If you are a registered shareowner and you return a proxy card without indicating your vote, your shares will be voted as follows:

- *for* the Company's proposal to elect the ten (10) nominees named in this proxy statement to the Company's Board of Directors in Item 1;
- *for* the Company's proposal to ratify the appointment of the Company's independent registered public accounting firm for 2013 in Item 2;
- *for* the Company's proposal to amend our Restated Certificate of Incorporation regarding shareowner action by written consent in Item 3;
- *for* the Company's proposal to approve the compensation of our named executive officers in Item 4; and
- *against* the shareowner proposal concerning a policy on accelerated vesting of equity awards of senior executives upon a change in control in Item 5.

If you are a registered shareowner and you do not return a proxy card or vote at the annual meeting, your shares will not be voted and will not count toward the quorum requirement to hold the annual meeting. Your shares that are not voted will not affect the outcome of any of the proposals.

If your shares are held through our Savings Plan, and you do not provide instructions, the trustee for the plan will vote your shares at its discretion.

If your shares are held in street name and you do not give your bank or broker instructions on how to vote, your shares will be counted toward the quorum requirement for the annual meeting. The failure to instruct your bank or broker how to vote will have one of three effects on the proposals for consideration at the annual meeting, depending upon the type of proposal. For all items to be voted on, other than Item 2 to ratify our independent registered public accounting firm for 2013, absent instructions from you, the bank or broker may not vote your shares at all and your shares will be considered broker non-votes. For Item 2, however, the broker may vote your shares at its discretion. For Item 1, a broker non-vote will have no effect on the outcome of the election of directors. For Items 3, 4 and 5, a broker non-vote will have the same effect as a vote against the proposal.

Will my vote be confidential?

Yes. Your vote is confidential and will not be disclosed to our directors or employees.

Will the Company's independent registered public accounting firm be present at the annual meeting?

Yes, representatives of Deloitte & Touche LLP ("Deloitte & Touche") will attend the meeting. They will be available during the meeting to answer your questions and they will have the opportunity to make a statement, if they desire to do so. The Audit and Finance Committee of our Board has approved the appointment of Deloitte & Touche as our independent registered public accounting firm for 2013, and this decision has been ratified by all members of our Board.

For directions to the meeting, please see the map at the end of this proxy statement.

Need to change future proxy delivery options?
If you hold your shares in street name and wish to receive separate copies of future annual reports and proxy statements or if you currently receive multiple copies of our annual report and proxy statement and would like to receive a single copy, please send your written request to:

Broadridge Financial Solutions, Inc.

Householding Dept.
51 Mercedes Way
Edgewood, NY 11717

*or call **(800) 542-1061***

Will our directors attend the annual meeting?

Yes. The Company's *Corporate Governance Guidelines* state that directors are expected to attend our annual meeting.

Do any shareowners beneficially own more than 5 percent of our common stock?

Yes. According to public filings, there are four entities that beneficially own more than 5 percent of our common stock:

- BlackRock, Inc.;
- State Street Corporation, as trustee of various International Paper employee benefit plans and as trustee and discretionary adviser to third party trusts and employee benefit plan related accounts;
- T. Rowe Price Associates, Inc., as investment adviser to third parties; and
- Wellington Management Company, LLP, as investment adviser to third parties.

For further information about these shareowners, please see "Ownership of Company Stock."

Who will be soliciting proxies on our behalf?

The Company pays the cost of preparing proxy materials and soliciting your vote. Proxies may be solicited on our behalf by our directors, officers or employees by telephone, electronic or facsimile transmission or in person. We have hired Alliance Advisors, LLC to solicit proxies for an estimated fee of approximately $17,500, plus expenses.

What is householding?

We have adopted "householding," a procedure by which shareowners of record who have the same address and last name and do not receive proxy materials electronically will receive only one copy of our annual report and proxy statement unless one or more of these shareowners notifies us that they wish to continue receiving individual copies. This procedure saves us printing and mailing costs. Shareowners will continue to receive separate proxy cards.

We will deliver promptly, upon written or oral request, a separate copy of this proxy statement and our 2012 annual report to a shareowner at a shared address to which a single copy of the documents was delivered. To request separate copies of our proxy statements or annual reports, either now or in the future, please send your written request to **Investor Relations, International Paper, 6400 Poplar Avenue, Memphis, TN 38197, or call (800) 332-8146.** You may also submit your request on our Web site, www.internationalpaper.com, under the "Investors" tab at the top of the page and then under the "Financial Requests" link.

Communicating With the Board



How do I communicate with the Board?

You may communicate with our entire Board, the independent directors as a group, the Presiding Director, or any one of the directors by writing to Ms. Sharon R. Ryan, Senior Vice President, General Counsel, and Corporate Secretary, at the address set forth to the right. Ms. Ryan will forward all communications relating to International Paper's interests, other than business solicitations, advertisements, job inquiries or similar communications, directly to the appropriate director(s).

In addition, as described in detail under "Information About Our Corporate Governance," our Office of Ethics and Business Practice has a ***HelpLine*** that is available 24 hours a day, seven days a week, to receive calls, e-mails, and letters to report a concern or complaint, anonymous or otherwise.

Direct all Board correspondence to:

Corporate Secretary
International Paper
6400 Poplar Avenue
Memphis, TN 38197

All contacts that raise concerns or allegations of impropriety relating to our accounting, internal controls or other financial or audit matters are immediately forwarded to the chair of our Audit and Finance Committee. All such matters are investigated and responded to in accordance with the procedures established by our Audit and Finance Committee.

How do I submit a shareowner proposal for consideration at the 2014 Annual Meeting?

Our 2014 annual meeting is currently scheduled for May 12, 2014. If you wish to submit a proposal to be included in the 2014 proxy statement, you must submit your proposal in writing so that we receive it by December 5, 2013. Proposals should be sent to the Corporate Secretary at the address listed above.

If you would like to present your proposal at the 2014 annual meeting, but you do not meet the deadline for inclusion in the proxy statement, our By-Laws require that you notify us of your proposal between January 12, 2014, and February 11, 2014. Your notice should be sent to the Corporate Secretary.

You must be a shareowner of record on the date you submit your proposal and on the record date for determining shareowners entitled to vote at the 2014 annual meeting. You must also meet the minimum share ownership requirements set forth by the Securities and Exchange Commission ("SEC") in order to be eligible to submit a shareowner proposal. Your proposal must conform to the notice requirements in Article I, Section 7, of our By-Laws.

How do I nominate a candidate for director at the 2014 Annual Meeting?

Shareowner nominations for directors may be submitted to the Corporate Secretary at the address listed above. Our By-Laws require that the director nomination be received between January 12, 2014, and February 11, 2014.

As in the case of submitting a shareowner proposal, you must be a shareowner of record on the date you submit your nomination and on the record date for determining shareowners entitled to vote at the 2014 annual meeting. You must also meet the minimum share ownership requirements set forth by the SEC in order to be eligible to nominate a director candidate. Your director nomination must conform to the notice requirements in Article II, Section 9, of our By-Laws.

Our By-Laws are available at www.internationalpaper.com, under the "Company" tab at the top of the page and then under the "Governance" link. A paper copy is available at no cost by written request to the Corporate Secretary.

Matters to be Acted upon at the 2013 Annual Meeting

Company Proposals

Item 1 — Company Proposal to Elect Ten Directors

The Board of Directors currently consists of ten members. Each of the ten current directors has been nominated by the Board for reelection by shareowners at the annual meeting. Information about these nominees may be found on pages 13-14 of this proxy statement. All ten nominees, if elected, will hold office until the earlier of:

    (i)   our 2014 annual meeting and the date a qualified successor has been elected, or

    (ii)   death, resignation or retirement.

There are no other nominees competing for their seats on the Board. This means we have a non-contested election. Shares may not be voted cumulatively and cannot be voted for a greater number of persons than the number of nominees named in this proxy statement.

Under our Restated Certificate of Incorporation, directors in non-contested elections are elected by an affirmative **majority of votes cast**. You can vote *"for"* or *"against"* a nominee, or you may "*abstain*" from voting with respect to a nominee.

"*Abstentions*" will have no effect on the vote. If you hold your shares in street name, your failure to indicate voting instructions to your bank or broker will cause your shares to be considered broker non-votes not entitled to be cast with respect to Item 1 and will have no effect on the vote.

> *Majority vote for directors:*
>
> *Each director must receive a majority of votes cast "for" his or her election.*
>
> *If a director does not receive a majority of votes cast "for" his or her election, he or she must submit a letter of resignation, and the Board, through its Governance Committee, will decide whether to accept the resignation.*

We do not know of any reason why any nominee would be unable to, or for good cause would not serve as a director if elected. If, prior to the election, a nominee is unable or unwilling to serve, the shares represented by all valid proxies will be voted for the election of such other person as the Board may nominate, except for proxies voted "*abstain*" with respect to the original nominee.

Our Board of Directors unanimously recommends that you vote FOR each of the following nominees:

- David J. Bronczek
- Ahmet C. Dorduncu
- John V. Faraci
- Ilene S. Gordon
- Stacey J. Mobley
- Joan E. Spero
- John L. Townsend, III
- John F. Turner
- William G. Walter
- J. Steven Whisler

Item 2 — Company Proposal to Ratify Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for 2013

Our Board of Directors has ratified the selection of Deloitte & Touche by our Audit and Finance Committee to serve as the Company's independent registered public accounting firm for 2013. We are asking shareowners to ratify the selection of Deloitte & Touche. To ratify the selection of our independent registered public accounting firm, the affirmative vote of a *majority of a quorum at the annual meeting* is required.

You may vote "*for*" or "*against*" the ratification of the selection of our independent registered public accounting firm, or you may "*abstain*" from voting. "*Abstentions*" will have the same effect as a vote against this proposal because they are considered votes present for purposes of a quorum on the vote.

There will be no broker non-votes associated with this proposal, as the ratification of our independent registered public accounting firm is a routine matter. As a result, if your shares are held in street name and you do not give your bank or broker instructions on how to vote, your shares will be voted by the broker in its discretion.

Although ratification is not required by our By-Laws or otherwise, the Board is submitting the selection of Deloitte & Touche to our shareowners for ratification because we value our shareowners' views on the Company's independent registered public accounting firm. Our Audit and Finance Committee will consider the outcome of this vote in its decision to appoint an independent registered public accounting firm, but is not bound by the shareowners' vote. Even if the selection of Deloitte & Touche is ratified, the Audit and Finance Committee may change the appointment at any time during the year if it determines that a change would be in the best interest of the Company and its shareowners.

Our Board of Directors unanimously recommends that you vote FOR the ratification of Deloitte & Touche as the Company's independent registered public accounting firm for 2013.

Item 3 — Company Proposal to Amend Our Restated Certificate of Incorporation Regarding Shareowner Action by Written Consent

Our Board of Directors recommends that the Company's shareowners adopt an amendment to the Company's Restated Certificate of Incorporation (the "**Charter**") to permit shareowners to act by written consent by the same approval threshold that would be applicable if the action were taken at an annual or special meeting of shareowners. Therefore, shareowners holding at least 20 percent of the voting power of the outstanding capital stock could request that the Board set a record date for the action by written consent. This amendment to the Charter is necessary to allow shareowners to act by consent with less than unanimous vote (the default rule under the New York Business Corporations Law).

This proposal responds to the vote of shareowners at the 2012 and 2011 annual meetings in favor of shareowner proposals requesting the right for any shareowner to initiate a process to act by written consent with less than unanimous vote. In 2012 and 2011, the Board opposed the shareowner written consent proposals because it believed that matters that are sufficiently important to be submitted for shareowner approval should be brought before all shareowners at a meeting. The Company also noted that shareowners already had the ability to call special meetings which ensured that all shareowners would have the opportunity to discuss matters and vote on such actions at a meeting. However, the Company has taken the vote of shareowners at the 2012 and 2011 annual meetings into consideration, along with feedback from our shareowners expressing concern about shareowner rights to act by written consent without appropriate safeguards. The Board is now proposing a Charter amendment that enhances the ability of shareowners to act by written consent, while, at the same time, seeking to address many of the concerns expressed by our shareowners.

The Charter amendment allows shareowners, holding at least 20 percent of the voting power of the outstanding capital stock entitled to vote on an action, the right to request that the Board set a record date for determining the shareowners entitled to express consent on such action. Once such a record date is set and the appropriate

8

procedures contained in the Charter and the Company's By-Laws (the "**By-Laws**") are satisfied, shareowners would be able to act by written consent. The 20-percent threshold that the Board has proposed (for shareowners to initiate the process for action by written consent) was decided on after receiving feedback from our shareowners. Furthermore, the 20-percent threshold is consistent with the 20-percent threshold that must be met for our shareowners to call a special meeting. The latter provision was added to the By-Laws after a Company proposal was approved at the 2010 annual meeting by the affirmative vote of 99 percent of our shareowners. The Board believes that the threshold for acting by written consent and calling a special meeting should be the same, so there should be no advantage to proceeding in one way versus the other. The Board chose 20 percent as the ownership threshold to initiate a special meeting of shareowners in order to strike an appropriate balance between competing interests –enhancing the ability of shareowners to initiate shareowner action that is not recommended by the Board and the risk that a lower threshold would subject shareowners to numerous actions that may only be relevant to particular constituencies. The same considerations apply where shareowners are seeking to act by written consent in lieu of a meeting. The Board believes that action by written consent is not a matter to be taken lightly and therefore procedural and other safeguards are necessary to protect all shareowners. This is especially so since shareowners would not have the same opportunity to discuss the proposed action and listen to all viewpoints that they would have if the action were taken at a meeting. Moreover, overseeing the solicitation, delivery and examination of written consents and ensuring effective communication of information among shareowners about the relevant subject matter also involves significant management commitment of time and focus, and imposes substantial legal and administrative cost.

In the interest of promoting fairness and inclusiveness, and to maintain a consistent procedure for shareowners to take actions not approved by the Board, the Charter amendment and related amendments to the By-Laws also contain certain other procedural and informational requirements that will be applicable if shareowners seek to take action by written consent, including: (i) a requirement that shareowners must solicit consents in accordance with Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (without reliance on the exemption contained in Rule 14a-2(b)(2) under the Exchange Act), in order to ensure that a proxy statement will be publicly filed and all shareowners are fully informed about the action, (ii) a requirement that no shareowner may submit his or her consent until 50 days after the applicable record date, so that all shareowners are given time to fully consider and discuss the action before it becomes effective, and (iii) procedures and timing requirements to enable the Board to call a special meeting to vote on the action if it believes that such a meeting would best facilitate shareowner discussion and participation with respect to the matter.

Under the Charter amendment, the Board will not be obligated to set a record date for an action by written consent if (i) the record date request does not comply with the Charter and By-Laws, (ii) such action is not a proper subject for shareowner action under applicable law, (iii) the request for a record date for such action is received by the Company during the period commencing 90 days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the date of the next annual meeting or the period from the time notice of any special meeting is first given to shareholders and ending on the date of such meeting, (iv) an annual or special meeting of shareowners was held not more than 30 days before such request for a record date was received by the Secretary of the Company, (v) an item of business that is substantially similar ("**Similar Item**") will be brought before a meeting of the shareowners that is to be called by the Company within 40 days after the request for a record date is received and held as soon as practicable thereafter, or (vi) such record date request or any solicitation of consents to such action was made in a manner that involved a violation of Regulation 14A under the Exchange Act or other applicable law (collectively, the "**Procedural Requirements**"). For purposes of this paragraph, the nomination, election or removal of directors shall be deemed to be a Similar Item with respect to all actions involving the nomination, election or removal of directors, changing the size of the Board of Directors and filling of vacancies and/or newly created directorships resulting from any increase in the authorized number of directors. The Board of Directors shall determine in good faith whether a record date is required to be set under the provisions of the Charter and By-Laws.

For an action by written consent to be effective, consents signed by the requisite number of shareowners must be delivered to the Company within 60 days of the earliest dated consent delivered in the manner required by the Charter and By-Laws and not later than 120 days after the record date.

The Board has also adopted a corresponding amendment to the By-Laws, to be effective upon the approval by shareowners of the Company's proposal to amend the Charter. This amendment also requires shareowners requesting the establishment of a record date to provide certain information, to make certain representations and to comply with certain requirements relating to the proposed action and their ownership of the Company's stock (the "**Informational Requirements**"). The amendment also provides for the appointment of Inspectors of Election to perform a ministerial review of the validity of consents and revocations. As discussed above, the Board believes both rights, action by written consent and calling a special meeting, should be parallel. Therefore, the proposed amendments make the initiation right with a 20-percent threshold parallel in the Charter, and also make substantially similar Procedural Requirements and Informational Requirements applicable for shareowners calling a special meeting.

The complete text of the proposed Charter amendment is set forth in Appendix A and the proposed By-Law amendment is set forth in Appendix B.

The amendment to our Charter under this Item 3 requires the affirmative vote of a majority of our outstanding shares of common stock. If the amendment to the Charter is approved, then it will become effective upon filing with the New York Department of State, which filing would be made promptly after the annual meeting.

Our Board of Directors unanimously recommends that you vote FOR this proposal.

Item 4 — Company Proposal to Vote on a Non-Binding Resolution to Approve the Compensation of Our Named Executive Officers

Our Board of Directors is seeking your approval of the compensation of our Named Executive Officers ("NEOs"), as disclosed pursuant to Item 402 of Regulation S-K under the Exchange Act, including the Compensation Discussion & Analysis, related compensation tables and narrative disclosure. This vote is non-binding. To approve this proposal, the affirmative vote of a *majority of a quorum at the annual meeting* is required.

You may vote "*for*" or "*against*" this proposal, or you may "*abstain*" from voting. "*Abstentions*" will have the same effect as a vote against this proposal because they are considered votes present for purposes of a quorum on the vote.

If you hold your shares in street name, your failure to indicate voting instructions to your bank or broker will cause your shares to be considered broker non-votes not entitled to vote with respect to Item 4. Broker non-votes will have the same effect as a vote against this proposal.

Our Board seeks your approval of the compensation of our NEOs, who are listed in the Summary Compensation Table on page 66 of this proxy statement. Information describing the compensation of our NEOs is provided in the Compensation Discussion & Analysis section, the accompanying tables and narrative contained in this proxy statement beginning on page 33 of this proxy statement.

Our Board asks shareowners to approve the following (non-binding) advisory resolution:

"Resolved, that the compensation paid to the Company's Named Executive Officers, disclosed pursuant to Item 402 of Regulation S-K under the Exchange Act, including the Compensation Discussion & Analysis, the related compensation tables and narrative disclosure, in this proxy statement is hereby approved."

Our Board of Directors unanimously recommends that you vote FOR the approval of the compensation of our Named Executive Officers as disclosed pursuant to Item 402 of Regulation S-K under the Exchange Act.

Proposal Submitted by our Shareowners

Item 5 — Shareowner Proposal Concerning a Policy on Accelerated Vesting of Equity Awards of Senior Executives upon a Change in Control

We expect the following shareowner proposal to be presented at the annual meeting. Upon request, we will promptly provide any shareowner with the name, address and number of shares held by the shareowner making this proposal. The Company is not responsible for the contents of this shareowner proposal or any supporting statement.

The shareowner proposal will be approved if a ***majority of a quorum at the annual meeting*** is voted "*for*" the proposal. You may vote "*for*" or "*against*" the shareowner proposal, or you may "*abstain*" from voting. "*Abstentions*" will have the same effect as a vote against this shareowner proposal, because they are considered votes present for purposes of a quorum. If you hold your shares in street name, your failure to indicate voting instructions to your bank or broker will cause your shares to be considered broker non-votes not entitled to vote with respect to Item 5. Broker non-votes will have the same effect as a vote against this proposal.

"Proposal 5 — Limit Accelerated Executive Pay

Resolved: The shareholders ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, pro rata basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

Under executive pay plans, our company's highest paid executives can receive "golden parachute" pay after a change in control. It is important to retain the link between executive pay and company performance, and one way to achieve that goal is to prevent windfalls that an executive has not earned.

The vesting of equity pay over time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if such pay is made on an accelerated schedule. This proposal is particularly important due to the lack of best practices in giving our executives their pay. John Faraci, our CEO had a potential $68 million entitlement for a change in control. William Steiner and Ray T. Chevedden have submitted proposals on this topic to major companies.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, rated our company "High Concern" in Executive Pay - $15 million for our CEO John Faraci. Mr. Faraci also had $35 million in his accumulated pension.

Annual incentive pay for our highest paid executives consisted of a bonus pool with actual bonus amounts subjectively determined by our executive pay committee. Moreover, our executive pay committee was free to increase the bonus pool by 25%. Subjective elements could undermine pay for performance. In addition, the Performance Share Plan, intended as long-term incentive pay, was based on three one-year and one three-year performance periods. GMI said this was not long-term.

We supported a shareholder right to act by written consent by votes greater than 51% in both 2011 and 2012. Our corporate governance committee was out to lunch when these votes came in. This committee was under the leadership of Stacey Mobley. Joan Spero, involved with the Delta Airlines bankruptcy, was also on this committee.

Please encourage our directors to respond positively to this proposal to protect shareholder value:

Limit Accelerated Executive Pay — Proposal 5."

[End of Shareowner Proposal]

Position of Your Company's Board of Directors

The Board of Directors and its Governance Committee, with input from the Board's Management Development and Compensation Committee, have thoughtfully considered this proposal and, as described below, the Board has approved the concept of "double-trigger" acceleration of equity-award vesting for the Company's senior executives, thereby adopting the most important aspect of the proposal. The Board has concluded, however, that adoption of the entire proposal as drafted would not be in the best interests of the Company or our shareowners.

The Board opposes implementation of this entire proposal as drafted, but has decided to make a significant change to our change-in-control arrangements that addresses most of the concerns raised in the proposal. As further described in the "Compensation Discussion and Analysis" section of this proxy statement, in February 2013, the Board approved amending our change-in-control agreements with senior executives to move from a "single-trigger" to a "double-trigger" approach to acceleration of vesting of equity awards. This change will be implemented in our form change-in-control agreement by the end of 2013 and subsequently reflected in all existing and future agreements. The double-trigger requirement that there is both a change in control and a qualifying termination of employment (*i.e.,* involuntary termination without cause or departure for "good reason") in order for equity awards to accelerate is widely recognized as a good governance practice, as it prevents senior executives from receiving an automatic windfall in the event of a change in control and serves as an incentive for the senior executives to continue with the Company through and after a change in control in order to receive the benefit of their unvested equity awards.

We also believe it is worth emphasizing the support our shareowners have shown for our existing executive compensation program (even prior to the change described above), as indicated by the May 2012 approval of our "Say-on-Pay" proposal by 98 percent of votes cast by shareowners. We believe this overwhelming support affirms our responsiveness to shareowners through the many executive compensation plan design changes we made in 2011 for 2012. These changes are summarized in the "Compensation Discussion and Analysis" section of this proxy statement.

The Board, along with the Management Development and Compensation Committee, will continue to review our executive compensation policies in light of evolving practices. At this time, however, the Board opposes the proposal as drafted. We believe that it is in the best interests of our shareowners to provide our senior executives with some form of accelerated vesting of their equity awards, which are a fundamental element of their remuneration, if they experience a qualifying termination after a change in control. We believe that one of the essential purposes of providing our executives with equity-based awards is to align their interests with those of our shareowners. Providing our senior executives with the protection of some form of acceleration of vesting of their equity awards in the event of their qualifying termination after a change in control furthers this purpose by enabling our executives to avoid distractions and potential conflicts of interest that could otherwise arise when a potential change-in-control transaction is being considered. We believe that the benefits of securing our key employees' compensation entitlement in the event of a qualifying termination after a change in control outweigh the costs and concerns raised by the proponent.

In sum, the Board believes that the current structure of the Company's executive compensation program (especially in light of the change to "double-trigger" acceleration of vesting of equity awards to be implemented in 2013) is appropriate and effective, aligning the interests of our executives with those of the Company's shareowners. We believe that our executive compensation program, as a whole, is consistent with market practice and provides us with the ability to compete for, attract and retain talented executives. Adoption of this proposal as drafted would disadvantage the Company from a competitive standpoint, and would potentially impact our ability to deliver maximum value to our shareowners.

For the foregoing reasons, we recommend that you vote against this proposal.

Our Board of Directors unanimously recommends that you vote AGAINST this proposal.

Our Board of Directors

Directors Standing for Election — Term Expiring in 2014

The following ten individuals are nominated for election at the 2013 annual meeting. Each of these nominees is standing for election to serve a term that will expire in 2014.



David J. Bronczek, 58, president and chief executive officer of FedEx Express, the world's largest express transportation company and a subsidiary of FedEx Corporation, since February 2000. Mr. Bronczek started with FedEx in 1976 and, prior to being named president, served as executive vice president and chief operating officer of FedEx Express. He also serves on the Strategic Management Committee of FedEx Corporation. A native of Cleveland, Ohio, Mr. Bronczek graduated from Kent State University. Mr. Bronczek was appointed by former President George W. Bush to the National Infrastructure Advisory Council. He is a member of the Board of Governors of the International Air Transport Association (IATA); a board member for Airlines for America; a member of the Board of Governors for National Safe Kids Campaign; and a board member for the Smithsonian's National Air and Space Museum. He is also a member of Memphis Tomorrow. Director since October 9, 2006.



Ahmet C. Dorduncu, 59, chief executive officer of Akkök Group, a financial and industrial conglomerate located in Turkey, since January 2013. Mr. Dorduncu served as chief executive officer of Sabanci Holding, another financial and industrial conglomerate located in Turkey, from 2005 to 2010. He also served from 2006 to 2010 as chairman of the board of Olmuksa, an industrial packaging business joint venture between Sabanci Holding and International Paper. Sabanci Holding is the parent company of the Sabanci Group, a leading Turkish financial and industrial company. Director since March 6, 2011.



John V. Faraci, 63, chairman and chief executive officer of International Paper, since November 2003. Earlier in 2003, he was elected president of International Paper, and he previously served as executive vice president and chief financial officer from 2000 to 2003. From 1999 to 2000, he was senior vice president – finance and chief financial officer. From 1995 to 1999, he was chief executive officer and managing director of Carter Holt Harvey Ltd., a former majority-owned subsidiary of International Paper located in New Zealand. Mr. Faraci is a member of the board of directors of United Technologies Corporation, PPG Industries, Inc., and the National Fish and Wildlife Foundation. He also serves on the board of the Moscow School of Management, is chairman of the Brazil – U.S. Business Council, and is U.S. section chair for the U.S. – Brazil CEO Forum. He is a trustee of Denison University and The American Enterprise Institute. Director since February 11, 2003.



Ilene S. Gordon, 59, chairman, president and chief executive officer of Ingredion Incorporated (formerly Corn Products International, Inc.), a publicly traded global ingredient solutions company, since May 2009. Ms. Gordon is also a member of the board of directors of Ingredion Incorporated, Arthur J. Gallagher & Co., a publicly traded international insurance brokerage and risk management business, and World Business Chicago, a not-for-profit economic development organization. Ms. Gordon previously served as president and chief executive officer of Rio Tinto's Alcan Packaging, a multinational company engaged in the production of flexible and specialty packaging, from 2006 until 2009, and in various senior executive roles at Alcan Packaging and its affiliate and predecessor companies from 1999 until 2006. Prior to 1999, Ms. Gordon was employed for 17 years with Tenneco Inc., a conglomerate, in a variety of management positions, including vice president and general manager leading its folding carton business. Additionally, during the past five years, Ms. Gordon served on the board of directors of United Stationers, Inc., a publicly traded wholesale distributor of business products. Director since October 1, 2012.



Stacey J. Mobley, 67, retired in June 2008 as senior vice president, chief administrative officer and general counsel of DuPont, a global science company, and a member of DuPont's Office of the Chief Executive. Mr. Mobley was with DuPont for 35 years and had senior management responsibility for legal and governmental affairs. Since November 2008, Mr. Mobley has served as senior counsel, Dickstein Shapiro LLP, a multi-service law firm. He is a director of Nuclear Electric Insurance Ltd. and serves on the board of trustees of Howard University. He previously served as a director of Hewitt Associates Inc. (through October 2010) and Wilmington Trust Company (through April 2010). Director since July 7, 2008.



Joan E. Spero, 68, an adjunct senior research scholar at Columbia University's School of International and Public Affairs since November 2010. Ms. Spero is also a member of the board of directors of Citigroup and International Business Machines Corporation. Ms. Spero previously served as Undersecretary of State for Economic, Business and Agricultural Affairs of the U.S. Department of State from 1993 until 1996, and as Ambassador to the United Nations for Economic and Social Affairs of the U.S. Department of State from 1980 until 1981. Ms. Spero held various leadership positions at American Express Company from 1981 until 1993, served as President of the Doris Duke Charitable Foundation from 1997 to 2008, and was a visiting scholar at the Foundation Center from 2009 until 2010. Additionally, during the past five years, Ms. Spero served on the board of directors of ING Groep N.V. and First Data Corporation. Ms. Spero is a trustee of the International Center for Transitional Justice and the Wisconsin Alumni Research Foundation, and a trustee (emeritus) of Columbia University, Amherst College and the Council on Foreign Relations. Director since June 10, 2011.



John L. Townsend, III, 57, is a Senior Advisor to Tiger Management, LLC, an investment management business. From 2010 to 2012, Mr. Townsend served as Managing Partner and Chief Operating Officer of Tiger Management, LLC. Mr. Townsend is also a member of the Riverstone Group, a private investment fund. Mr. Townsend was previously employed by Goldman Sachs & Co. from 1987 to 2002 and was a general partner from 1992 to 1999 and a managing director from 1999 to 2002. Mr. Townsend is a director of Belk, Inc., a department store retailer. Director since March 13, 2006.



John F. Turner, 71, former Assistant Secretary of State for Oceans and International and Scientific Affairs from November 11, 2001, to July 8, 2005. He received the Department of State's Distinguished Honor Award from Secretary of State Colin Powell in January 2005. Prior to serving in the Department of State, Mr. Turner was president and chief executive officer of The Conservation Fund. Between 1989 and 1993, he was director of the U.S. Fish and Wildlife Service. Mr. Turner also served in the Wyoming State Legislature for 19 years and is a past president of the Wyoming State Senate. Mr. Turner is a director of American Electrical Power, Inc., Peabody Energy Company, Ashland Inc., and The Bank of Jackson Hole. He was a visiting professor at the University of Wyoming in the School of Environment & Natural Resources in 2007 and 2008, and is a managing partner in a family business, The Triangle X Ranch, in Wyoming. Director since July 11, 2005.



William G. Walter, 67, retired chairman of FMC Corporation, an agriculture, specialty and industrial chemical company, a position he held from 2001 to September 2010. Mr. Walter also served as FMC's president and chief executive officer from 2001 until December 2009. Mr. Walter served as executive vice president of FMC Corporation from 2000 to 2001 and vice president and general manager of FMC's Specialty Chemicals Group from 1997 to 2000. Mr. Walter is a member of the board of the New York Life Insurance Company. Director since January 1, 2005.



J. Steven Whisler, 58, retired as chairman and chief executive officer of Phelps Dodge Corporation, an international mining company, upon its merger with Freeport Copper and Gold, Inc. in March 2007. Mr. Whisler served as chairman and chief executive officer of Phelps Dodge Corporation from May 2000 until March 2007, and served on the board of Phelps Dodge Corporation from 1995 through March 2007. Mr. Whisler is a director of CSX Corporation and the Brunswick Corporation. He is also a director of the C.M. Russell Museum. Director since December 11, 2007.

14

Information about Our Corporate Governance

Our Commitment to Sound Corporate Governance Principles

We believe that good corporate governance is critical to achieving business success. Our Board has adopted *Corporate Governance Guidelines* that reflect its commitment to sound governance practices. In addition, each of our Board committees has its own charter to assure that our Board fully discharges its responsibilities to our shareowners. Our Board regularly reviews its *Corporate Governance Guidelines* and committee charters and makes changes from time to time to reflect developments in the law and the corporate governance area. Our Restated Certificate of Incorporation permits the size of our Board to range from nine to 18 members. Currently, the size of our Board is ten members. Our Board maintains four standing committees, each of which is described in detail below, as well as an Executive Committee, which is comprised of the chair of each of the standing committees.

Our *Corporate Governance Guidelines* and our Board committee charters are available at www.internationalpaper.com under the "**Company**" tab at the top of the page and then under the "**Governance**" link. A paper copy is available at no cost by written request to the Corporate Secretary at the address on page 6 of this proxy statement.

In each of the areas discussed below, we have embraced sound principles, policies and procedures to ensure that our Board and our management goals are aligned with our shareowners' interests.

Code of Conduct

Our Board has adopted a *Code of Conduct* (Fourth Edition) that applies to our directors, officers and all employees to ensure that we conduct business in a legal and ethical manner. Our *Code of Conduct* is available at www.internationalpaper.com, under the "**Company**" tab at the top of the page and then under the "**Ethics at IP**" link. A paper copy is available at no cost by written request to the Corporate Secretary.

Our Office of Ethics and Business Practice is located at our global headquarters in Memphis, Tennessee. If an employee, customer, vendor or shareowner has a concern about ethics or business practices of the Company or any of its employees or representatives, he or she may contact the Office of Ethics and Business Practice in person, via mail, e-mail, facsimile or telephone. Our *Code of Conduct* explains that there are multiple other channels for an employee to report a concern, including to his or her manager, human resource professional or legal counsel, or to our internal audit department.

Our *HelpLine* is also available 24 hours a day, seven days a week, to receive calls from anyone wishing to report a concern or complaint, anonymous or otherwise. Our *HelpLine* contact information can be found at www.internationalpaper.com, under the "**Company**" tab at the top of the page, then under the "**Ethics at IP**" link, then under "**How Can We Help You?**" on the right side.

All *HelpLine* contacts are immediately provided to the Office of Ethics and Business Practice for further action and for a response to the person making the contact. Any report to any one of our multiple channels for reporting concerns that raises a concern or allegation of impropriety relating to our accounting, internal controls or other financial or audit matters is immediately forwarded to the Office of Ethics and Business Practice, which is then responsible for reporting such matters, unfiltered, to the chair of our Audit and Finance Committee. All such matters are investigated and responded to in accordance with the procedures established by the Audit and Finance Committee to ensure compliance with the Sarbanes-Oxley Act of 2002.

Risk Oversight

As set forth in the Company's *Corporate Governance Guidelines*, the Board exercises oversight of the Company's strategic, operational and financial matters, as well as compliance and legal risks. The Board is responsible for assuring appropriate alignment of its leadership structure and oversight of management with the interests of shareowners and the communities in which the Company operates. Pursuant to delegated authority as permitted by the Company's By-Laws, *Corporate Governance Guidelines*, and committee charters, the Board's four standing committees oversee certain risks, and the Audit and Finance Committee coordinates the risk oversight role exercised by various committees and management. The Company's *Corporate Governance Guidelines* provide the foundation upon which the Board oversees a working system of principled goal setting and effective decision making, with the objective of establishing a vital, agile, and ethical corporate entity that provides value to the shareowners who invest in the Company and to the communities in which it operates.

Board Leadership Structure

Our Board has no policy with respect to the separation of the offices of Chairman and CEO. We currently combine the role of Chairman and CEO, coupled with an independent Presiding Director whose authority, duties and responsibilities are set forth in the *Corporate Governance Guidelines*. The Board believes that combining the position of Chairman and CEO is appropriate to further strengthen the Company's governance structure by promoting unified leadership and direction for the Company, fostering accountability and allowing for a single, clear focus for management to execute the Company's strategy and business plans.

The Board believes that consideration of this issue is part of the Company's succession planning. The Board will continue to evaluate this structure going forward in light of factors and considerations prevailing at the time to determine whether the CEO should also serve as Chairman.

Director Independence Determination Process and Standards

Annually, our Board determines the independence of directors based on a review conducted by the Governance Committee and the General Counsel. The Governance Committee and the Board evaluate and determine each director's independence under the *NYSE Listed Company Manual's* independence standards and the Company's *Director Qualification Criteria and Independence Standards*, which are consistent with, but more rigorous than, the NYSE standards.

Under SEC rules, the Governance Committee is required to analyze and describe any transactions, relationships or arrangements not specifically disclosed in this proxy statement that were considered in determining our directors' independence. To facilitate this process, the Governance Committee reviews directors' responses to our annual Directors' and Officers' Questionnaire, which requires disclosure of each director's and his or her immediate family's relationships to the Company, as well as any potential conflicts of interest.

In this context, the Governance Committee considered the relationships described below. Based on its analysis of the relationships and our independence standards, the Governance Committee concluded and recommended to our Board that none of these relationships impaired the independence of any director, including

- The service by former director Alberto Weisser on the North American Agribusiness Advisory Board sponsored by Rabobank Nederland. Rabobank Nederland is an entity to which International Paper is indebted. Mr. Weisser does not serve as an executive officer of Rabobank Nederland, nor did he receive compensation from Rabobank Nederland.
- Non-profit and charitable organization affiliations of our directors. None of our directors serve as an executive officer of any organization to which we make charitable contributions.
- Service by several of our directors as an executive officer at a company with whom we may do business. The Governance Committee determined that the commercial relationships involving routine, arms-length purchases and sales transactions between International Paper and these companies were not material under our independence standards. These standards provide that payments to or payments from the Company to a company for which a director serves as an executive officer, for property or services that are less than the greater of $750,000 or 1.75 percent of such other company's consolidated gross revenues, are not considered a material relationship that would impair the director's independence. We provide additional details about these relationships below.

Transactions Considered in Analysis of Director Independence

Director	Name of Employer	Business Relationship (including affiliated companies)	Dollar Amount of Routine Sales Transactions (approximate)	Amount exceeds greater of $750,000 or 1.75% of other company's gross revenues?
David J. Bronczek	FedEx Express, *a subsidiary of FedEx Corporation*	Routine sales to FedEx Corp.	$204,500,963 in total, representing 0.735% of International Paper's gross revenues in 2012	No
		Routine purchases from FedEx Corp.	$19,385,677 in total, representing less than 0.045% of FedEx's gross revenues in 2012	No
Ilene S. Gordon	Ingredion Incorporated (formerly Corn Products International, Inc.)	Routine sales to Ingredion Incorporated	$414,812 in total, representing less than 0.001% of International Paper's gross revenues in 2012	No
		Routine purchases from Ingredion Incorporated	$45,586,516 in total, representing less than 0.698% of Ingredion's gross revenues in 2012	No
Alberto Weisser (resigned as director effective May 7, 2012)	Bunge Ltd.	Routine sales to Bunge Ltd.	$9,425,365 in total, representing 0.034% of International Paper's gross revenues in 2012	No

Director Qualification Criteria and Independence Standards

Our Board has adopted *Director Qualification Criteria and Independence Standards*, which it uses to evaluate incumbent directors being considered for reelection at each annual meeting, as well as to evaluate director-candidates. As noted in our *Director Qualification Criteria and Independence Standards*, neither the Governance Committee nor the Board has any specific minimum qualifications expected of qualified directors, although we do expect candidates to have ample experience and a proven record of professional success, leadership and the highest level of personal and professional ethics, integrity and values.

It is the policy of our Board that a majority of its members be independent from the Company, its management and its independent registered public accounting firm. Based on the Governance Committee's review of our current directors, our Board has determined that each of our non-employee directors is independent: David J. Bronczek; Ahmet C. Dorduncu; Ilene S. Gordon; Stacey J. Mobley; Joan E. Spero; John L. Townsend, III; John F. Turner; William G. Walter; and J. Steven Whisler. We have one employee-director, our Chairman, Mr. Faraci, who is not independent. Each committee of the Board is comprised entirely of independent directors.

Further, the Governance Committee concluded and recommended to our Board, and our Board determined, that each of our non-employee directors meets the independence requirements for service on our Audit and Finance Committee, the Management Development and Compensation Committee and the Governance Committee.

Lynn Laverty Elsenhans resigned as a director effective March 7, 2012, Alberto Weisser did not stand for reelection at the 2012 annual meeting and resigned as a director effective May 7, 2012, and Christopher E. Kubasik resigned as a director effective November 9, 2012. Our Board had previously affirmatively determined that each of these former directors was independent.

Diversity of our Directors

Our Board and the Governance Committee have assembled a Board comprised of experienced directors who are currently, or have recently been, leaders of major companies or institutions, are independent thinkers and have a wide range of expertise and skills. The Board, through its Governance Committee, seeks directors with a mix of backgrounds and experiences that will enhance the quality of its deliberations and decisions. The criteria considered by the Board and the Governance Committee include a person's skills, current and previous occupations, other board memberships and professional experiences in the context of the needs of the Board. The Governance Committee Charter specifically directs the Committee to seek qualified candidates with diverse backgrounds, including but not limited to such factors as race, gender, and ethnicity. The satisfaction of these criteria is implemented and assessed through ongoing consideration of directors and nominees by the Governance Committee and the Board, as well as through the Board's annual self-evaluation process.

Additionally, the Board believes that its membership should include individuals with a diverse background in the broadest sense, and is particularly interested in maintaining a mix that includes the following backgrounds:

- Accounting and finance;
- Environmental affairs and sustainability;
- International operations;
- Legal;
- Manufacturing;
- Marketing;
- Public policy;
- Public service;
- Senior management level leadership in a comparable company or organization;
- Strategic planning;
- Supply chain; and
- Technology.

*Our Director Qualification Criteria and Independence Standards may be found at www.internationalpaper.com under the "**Company**" tab at the top of the page and then under the "**Governance**" link.*

18

Specific Qualifications and Experience of our Directors

We describe below for each director and nominee the specific experience, qualifications, attributes or skills that led our Board to conclude that such person should serve as a director of the Company in light of the Company's business.

Director	Significant Experience	Rationale
David J. Bronczek	- Current CEO - International Operations - Environment, Public Policy, Public Service - Strategic Planning - Supply Chain - Technology - Marketing	As president and CEO of FedEx Express, a subsidiary of FedEx Corp., Mr. Bronczek brings critical business insight to a large, diversified company with international operations. Mr. Bronczek has served in many capacities at FedEx Corporation, beginning his career in operations in 1976. His experience includes serving as senior vice president of Europe, the Middle East and Africa (EMEA), which is a region of strategic importance to International Paper's business as well.
Ahmet C. Dorduncu	- Former CEO - Manufacturing - International Operations - Finance, Accounting - Strategic Planning - Supply Chain - Technology - Marketing	As chairman of Akkök Group and retired chairman and CEO of Sabanci Holding, two leading financial and industrial conglomerates, Mr. Dorduncu brings vast experience in international operations for a non-U.S. manufacturing company. He also has financial expertise that adds to the strength of our Board. His knowledge of regions of key importance to the Company brings even greater perspective to our Board.
John V. Faraci	- Current CEO - Manufacturing - International Operations - Environment, Public Policy, Public Service - Finance, Accounting - Strategic Planning - Supply Chain - Technology - Marketing	Under Mr. Faraci's leadership, International Paper has successfully executed a major transformation plan, focusing and repositioning the Company on our core global papers and packaging business, which resulted in record free cash flow in 2008 and 2009, and near record earnings per share in 2011. Mr. Faraci has developed a thorough understanding of all aspects of the Company's businesses, leading the strategic decisions that continue to strengthen the Company. He has served International Paper as its CEO since 2003, with previous experience as executive vice president and CFO. He also has experience in overseas operations, having served as CEO of Carter Holt Harvey, a former subsidiary located in New Zealand. He has been with International Paper for more than 35 years. His service on the boards of publicly traded United Technologies Corporation and PPG Industries, Inc. gives him additional experience upon which he can draw as Chairman of our Board.
Ilene S. Gordon	- Current CEO - Diversity - Manufacturing - International Operations - Environment, Public Policy, Public Service - Finance, Accounting - Strategic Planning - Supply Chain - Technology - Marketing	As chairman, CEO and president of Ingredion Incorporated (formerly Corn Products International, Inc.), Ms. Gordon brings senior management expertise and leadership capabilities, as well as broad understanding of the operational, financial and strategic issues facing public companies. Her previous experience at Rio Tinto's Alcan Packaging includes manufacturing, supply chain and marketing. She has experience with operations overseas, including South America, Asia Pacific and Europe. Ms. Gordon brings strong financial expertise to our Board and our Audit and Finance Committee.
Stacey J. Mobley	- Diversity - Manufacturing - International Operations - Environment, Public Policy, Public Service - Strategic Planning - Supply Chain - Legal	Having served with DuPont for 35 years, including senior management responsibility for legal and government affairs, Mr. Mobley brings a deep understanding of legal compliance and oversight of a diversified, publicly traded company. Mr. Mobley's service on other public company boards allows him to bring current insight into governance and other significant issues facing public companies. These experiences give Mr. Mobley a strong background upon which to draw as chair of our Governance Committee.

Director	Significant Experience	Rationale
Joan E. Spero	• Diversity • Environment, Public Policy, Public Service • Finance, Accounting • Strategic Planning • Marketing	Having served in various positions with the U.S. Department of State, Ms. Spero brings government relations depth and perspective to the Board which is a critical perspective as we work constructively with governments around the world. Ms. Spero also served in leadership positions at American Express and, as a result, brings business insight to a large, diversified company with international operations. Her service on other public company boards gives her experience with corporate governance issues and a broad range of strategic and tactical business matters.
John L. Townsend, III	• Finance, Accounting • Strategic Planning	Mr. Townsend brings strong financial acumen to our Board with his current experience working with private investment funds, as well as his previous experience as general partner and managing director for Goldman Sachs & Co. Mr. Townsend's financial background, experience with the investment community and knowledge of financial markets makes him well qualified to serve as the chair of our Audit and Finance Committee.
John F. Turner	• Former CEO • International Operations • Environment, Public Policy, Public Service • Finance, Accounting • Strategic Planning • Supply Chain • Technology • Marketing	Mr. Turner brings government relations depth and perspective to our Board, having served as Assistant Secretary of State for Oceans and International and Scientific Affairs. His experience in academia and the Conservation Fund also gives him a broader perspective on current issues in sustainability and forest resources, which are critical issues to the Company. His service on other public company boards give him experience and oversight of manufacturing, natural resource conservation and production as well as a broad range of strategic and tactical business matters. He actively supplements his financial background through director education courses with a focus on auditing, finance and budgeting responsibilities. These experiences give Mr. Turner a strong background upon which to draw as chairman of our Public Policy and Environment Committee.
William G. Walter	• Former CEO • Manufacturing • International Operations • Finance, Accounting • Strategic Planning • Technology • Marketing	Mr. Walter is an experienced business leader, having served from 2001 to 2009 as chairman and CEO of FMC Corporation, a large, publicly traded, manufacturing company with international operations. Mr. Walter continued to serve as FMC's chairman through September 2010. Mr. Walter brings senior management experience, leadership capabilities, strong financial knowledge and business acumen to our Board, including as a member of our Audit and Finance Committee and Management Development and Compensation Committee.
J. Steven Whisler	• Former CEO • Manufacturing • International Operations • Environment, Public Policy, Public Service • Finance, Accounting • Strategic Planning • Supply Chain • Legal	Prior to its acquisition in March 2007, Mr. Whisler served as chairman and CEO of Phelps Dodge Corporation, a large, publicly traded, manufacturing company with international operations. He also served as General Counsel of Phelps Dodge and, as a result, has a deep understanding of the governance, compliance and regulatory issues facing public companies. His service on other public company boards further augments his range of knowledge and allows him to draw on various perspectives and viewpoints in his role as our Presiding Director and as chair of our Management Development and Compensation Committee.

Director Nomination Procedures

During 2012, there have been no changes to the procedures by which shareowners may recommend Board nominees. The Governance Committee did not receive any recommended nominees from a shareowner or group of shareowners that beneficially own more than 5 percent of our common stock.

Our Board applies the same criteria in evaluating candidates nominated by shareowners as those recommended by other sources, including the Governance Committee. The Governance Committee historically has engaged Egon Zehnder International, a business leadership recruiting firm, to identify potential director-candidates to the Board.

Board of Directors' Policies and Practices

Resignation Policies

We have two policies relating to director resignation. The first applies when a director has a substantial change in his or her principal occupation, and the second applies in relation to a director who does not receive a majority of shares voted in favor of his or her election. We describe each policy below.

First, if a director's principal occupation changes substantially, he or she is required to tender his or her resignation for consideration by the Governance Committee. The Governance Committee then recommends to the Board whether or not to accept the resignation using the *Director Qualification Criteria and Independence Standards*. In accordance with this policy, Lynn Laverty Elsenhans tendered her resignation from the Board, which was accepted effective March 7, 2012, and Christopher E. Kubasik tendered his resignation from the Board, which was accepted effective November 9, 2012.

Second, our Restated Certificate of Incorporation was amended in 2008 to provide for majority voting of directors in non-contested elections. Pursuant to our By-Laws, any director nominee in a non-contested election who fails to receive the requisite majority of votes cast *"for"* his or her election must tender his or her resignation, and the Board, working through the Governance Committee, will determine whether or not to accept the resignation. In 2012, no director was required to tender a resignation under this policy.

Mandatory Retirement Policy

Our Board revised its mandatory retirement policy in 2010. Under the revised policy, a director is required to retire from our Board effective December 31 of the year in which he or she attains the age of 72. In 2012, no director was required to retire under this policy.

Orientation and Continuing Education

Our new directors participate in a director orientation that includes written materials and presentations by Company employees who are subject matter experts, as well as meetings with senior management, our independent registered public accounting firm and both the Company's and the Management Development and Compensation Committee's compensation consultants. New directors visit several of our facilities and meet with employees. Continuing education occurs at Board and committee meetings, with specific topics of interest covered by management or outside experts. Directors are also offered the opportunity to attend director education programs provided by third parties. From time to time, directors visit a facility or significant operation, or attend meetings of Company officers, and at each Board meeting, they meet informally with senior leaders of the Company.

Board, Committee and Annual Meeting Attendance

The Board met 13 times during 2012, with an average attendance rate of 90 percent. Each director attended 75 percent or more of the aggregate number of meetings of the Board and committees on which he or she served. As expected by our *Corporate Governance Guidelines*, all those who were directors at the time of the 2012 annual meeting were in attendance at the 2012 annual meeting.

Executive Sessions of Non-Management and Independent Directors

After regularly scheduled face-to-face meetings and, if needed, after telephonic meetings, non-management and independent directors of our Board meet in executive session without management present, chaired by the Presiding Director. If non-management directors are not independent, then the Presiding Director will also chair an executive session of independent directors at least once annually. In 2012, executive sessions were held at every regularly scheduled face-to-face Board meeting. Independent directors may engage, at the Company's expense, independent legal, financial, accounting and other advisors as they may deem appropriate, without obtaining management approval.

Role of the Presiding Director

The Presiding Director is elected by the independent directors for a term of not less than one year. The Presiding Director has authority to call meetings of independent directors. He may consult and directly communicate with certain shareowners if requested. The duties of the Presiding Director include:

- Determining a schedule and agenda for regular executive sessions in which independent directors meet without management present, and presiding over these sessions;
- Presiding over meetings of the Board in the event the Chairman is not present;
- Serving as liaison between the Chairman and independent directors;
- Approving agendas of the Board and meeting schedules to assure there is ample discussion time;
- Approving information sent to the Board; and
- Organizing the process for evaluating the performance of the Chairman and CEO not less than annually in consultation with the Management Development and Compensation Committee.

Annual Board and Committee Self-Assessment

In accordance with a procedure established by the Governance Committee, our Board conducts an annual self-assessment of its own and its committees' performance. The assessment is based on confidential, individual interviews with each independent director, conducted by the General Counsel.

Separately, an assessment of individual Board members is conducted by the Governance Committee and the Chairman of the Board prior to their nomination for election by shareowners, in accordance with the *Director Qualification Criteria and Independence Standards* discussed above.

Our Board Committees

As described above, in order to fulfill its responsibilities, the Board has delegated certain authority to its committees. The Board has four standing committees and one Executive Committee. Our four standing committees are: (i) Audit and Finance; (ii) Governance; (iii) Management Development and Compensation; and (iv) Public Policy and Environment. The Executive Committee meets only if a quorum of the full Board cannot be convened and there is an urgent need to meet.

Each committee has its own charter, and each charter is reviewed annually by each committee to assure ongoing compliance with applicable law and sound governance practices. The Governance Committee assesses the Executive Committee Charter. Committee charters are available at www.internationalpaper.com under the "**Company**" tab at the top of the page and then under the "**Governance**" link. A paper copy is available at no cost by written request to the Corporate Secretary.

Committee Assignments

Independent Board members are assigned to one or more committees. The Governance Committee recommends any changes in assignments to the entire Board. Committee chairs are rotated periodically, usually every three to five years.

Governance Committee

Meetings. Meeting agendas are developed by the Governance Committee chair in consultation with committee members and senior leaders, who regularly attend the meetings.

Responsibilities. The Governance Committee is responsible for assuring the Company abides by sound corporate governance principles, including compliance with the Company's Certificate of Incorporation, By-Laws, and *Corporate Governance Guidelines*, and reviewing conflicts of interest, including related person transactions under our *Related Person Transactions Policy and Procedures*. The committee also serves as the Board's nominating committee, responsible for identifying and recommending individuals qualified to become Board members and for evaluating directors being considered for re-election. The committee is also responsible for assuring that shareowner communications, including shareowner proposals, are addressed appropriately by the Board or Company management. The committee also recommends non-employee director compensation, and assists the Board in its annual self assessment.

Audit and Finance Committee

Meetings. Meeting agendas are developed by the Audit and Finance Committee chair in consultation with committee members and senior management, who regularly attend the meetings. On a regular basis, the committee holds an executive session without members of management, and it also meets privately with representatives from our independent registered public accounting firm, and separately with each of the Chief Financial Officer, General Counsel, and Director of Internal Audit.

Responsibilities. The Audit and Finance Committee assists our Board in monitoring the integrity of our financial statements and financial reporting procedures, reviewing the independent registered public accounting firm's qualifications and independence, overseeing the performance of our internal audit function and independent registered public accounting firm, coordinating our compliance with legal and regulatory requirements relating to the use and development of our financial resources, and monitoring the risk of financial fraud involving management and ensuring that controls are in place to prevent, deter and detect fraud by management.

Governance Committee

Current Members
Stacey J. Mobley (Chairman)
Joan E. Spero
John F. Turner
J. Steven Whisler

Eight Meetings in 2012

Attendance Rate
97 percent

All Members are Independent

Audit and Finance Committee

Current Members
John L. Townsend, III (Chairman)
Ahmet C. Dorduncu
Ilene S. Gordon
William G. Walter

12 Meetings in 2012

Attendance Rate
96 percent

All Members are Independent

Audit and Finance Committee Report

The following is the report of the Audit and Finance Committee with respect to the Company's audited financial statements for the fiscal year ended December 31, 2012.

The Audit and Finance Committee assists the Board of Directors in its oversight of the Company's financial reporting process and implementation and maintenance of effective controls to prevent, deter and detect fraud by management. The Audit and Finance Committee's responsibilities are more fully described in its charter, which is accessible on the Company's Web site at www.internationalpaper.com under the "Company" tab at the top of the page and then under the "Governance" link and the "Board of Directors" section. Paper copies of the Audit and Finance Committee charter may be obtained, without cost, by written request to Ms. Sharon R. Ryan, Corporate Secretary, International Paper Company, 6400 Poplar Avenue, Memphis, TN 38197.

In fulfilling its oversight responsibilities, the Audit and Finance Committee has reviewed and discussed the Company's annual audited and quarterly consolidated financial statements for the 2012 fiscal year with management and Deloitte & Touche LLP ("Deloitte & Touche"), the Company's independent registered public accounting firm. The Audit and Finance Committee has discussed with Deloitte & Touche the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board (United States) in Rule 3200T. The Audit and Finance Committee has received the written disclosures and the letter from Deloitte & Touche required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with Deloitte & Touche its independence from the Company and its management. The Audit and Finance Committee has also considered whether the provision of non-audit services by Deloitte & Touche is compatible with maintaining the firm's independence.

The Board has determined that the following members of the Audit and Finance Committee are audit committee financial experts as defined in Item 407(d)(5)(ii) of Regulation S-K: John L. Townsend, III, Ilene S. Gordon and William G. Walter. The Board has determined that each member of the Audit and Finance Committee meets the independence and financial literacy requirements for audit committee members set forth under the listing standards of the NYSE and our independence standards.

Based on the review and discussions referred to above, the Audit and Finance Committee recommended to the Company's Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

The Audit and Finance Committee has approved and selected, and the Board of Directors has ratified, Deloitte & Touche as the Company's independent registered public accounting firm for 2013.

Audit and Finance Committee

John L. Townsend, III, Chairman	Ilene S. Gordon
Ahmet C. Dorduncu	William G. Walter

The Company's Independent Registered Public Accounting Firm

The Audit and Finance Committee is responsible for engaging the Company's independent registered public accounting firm, and has evaluated the qualifications, performance and independence of Deloitte & Touche, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates. Based on this evaluation, the Audit and Finance Committee has approved and selected, and the Board has ratified, Deloitte & Touche as the Company's independent registered public accounting firm for 2013.

Deloitte & Touche's reports on the consolidated financial statements for each of the three fiscal years in the period ended December 31, 2012, did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

Independent Auditor Fees

The Audit and Finance Committee engaged Deloitte & Touche to perform an annual integrated audit of the Company's financial statements, which includes an audit of the Company's internal controls over financial reporting, for the years ended December 31, 2011 and December 31, 2012. The total fees and expenses paid to Deloitte & Touche are as follows (in thousands):

	2011 ($)	2012 ($)
Audit Fees	14,082	14,752
Audit-Related Fees	1,009	5,914
Tax Fees	1,579	1,180
All Other Fees	2,157	28
Total Fees	18,827	21,874

Services Provided by the Independent Auditors

All services rendered by Deloitte & Touche are permissible under applicable laws and regulations, and are pre-approved by the Audit and Finance Committee. For a complete copy of International Paper's "Guidelines of International Paper Company Audit and Finance Committee for Pre-Approval of Independent Auditor Services," please write to Ms. Sharon R. Ryan, or visit us on our Web site, www.internationalpaper.com, under the "Company" tab, then the "Governance" link.

Pursuant to rules adopted by the SEC, the fees paid to Deloitte & Touche for services provided are presented in the table above under the following categories:

1. **Audit Fees** — These are fees for professional services performed by Deloitte & Touche for the audit and review of our annual financial statements that are normally provided in connection with statutory and regulatory filings or engagements, comfort letters, consents and other services related to SEC matters. Audit fees in both years include amounts related to the audit of the effectiveness of internal controls over financial reporting.

2. **Audit-Related Fees** — These are fees for assurance and related services performed by Deloitte & Touche that are reasonably related to the performance of the audit or review of our financial statements. This includes employee benefit and compensation plan audits, accounting consultations on divestitures and acquisitions, attestations by Deloitte & Touche that are not required by statute or regulation, consulting on financial accounting and reporting standards, and consultations on internal controls and quality assurance audit procedures related to new or changed systems or work processes.

3. **Tax Fees** — These are fees for professional services performed by Deloitte & Touche with respect to tax compliance, tax advice and tax planning. This includes consultations on preparation of original and amended tax returns for the Company and its consolidated subsidiaries, refund claims, payment planning, and tax audit assistance. Deloitte & Touche has not provided any services related to tax shelter transactions, nor has Deloitte & Touche provided any services under contingent fee arrangements.

4. **All Other Fees** — These are fees for other permissible work performed by Deloitte & Touche that do not meet the above category descriptions. The services relate to various consultations that are permissible under applicable laws and regulations, which are primarily related to engagements to provide advice, observations, and recommendations regarding operations, infrastructure and distribution to be considered by the Company.

Public Policy and Environment Committee

Current Members
John F. Turner (Chairman)
David J. Bronczek
Ahmet. C. Dorduncu
Stacey J. Mobley
Joan E. Spero

Four Meetings in 2012

Attendance Rate
90 percent

All Members are Independent

Executive Committee
Current Members
John V. Faraci (Chairman)
Stacey J. Mobley
John L. Townsend, III
John F. Turner
J. Steven Whisler

No Meetings in 2012

Management Development and Compensation Committee

Current Members
J. Steven Whisler (Chairman)
David J. Bronczek
Ilene S. Gordon
John L. Townsend, III
William G. Walter

Five Meetings in 2012

Attendance Rate
86 percent

All Members are Independent

Public Policy and Environment Committee

Meetings. Meeting agendas are developed by the Public Policy and Environment Committee chair in consultation with committee members and senior leaders, who regularly attend the meetings.

Responsibilities. The Public Policy and Environment Committee has overall responsibility for the review of contemporary and emerging public policy issues, as well as technology issues pertaining to the Company. The committee reviews the Company's health and safety policies, as well as environmental policies, including the Office of Sustainability policies, to ensure continuous improvement and compliance. The committee also reviews the Company's policies and procedures for complying with its legal and regulatory obligations, including the *Code of Conduct,* and charitable and political contributions.

Executive Committee

The Executive Committee may act for our Board, to the extent permitted by law, if Board action is required and a quorum of our full Board cannot be convened on a timely basis in person or telephonically. The Chairman of our Board and the chair of each Board committee are members of the Executive Committee.

Management Development and Compensation Committee

The Management Development and Compensation Committee is responsible for overseeing our overall compensation programs and approving compensation of our senior management (other than the CEO). The committee is responsible for conducting performance evaluations of the Chairman and CEO not less than annually, in accordance with the process organized by the Presiding Director, and recommending compensation of the CEO to the independent directors based on such evaluations. The committee is also responsible for discussing with Company management the required disclosure under Item 407(e)(5) of Regulation S-K, including the Compensation Discussion & Analysis that is prepared as part of this proxy statement, and for recommending that it be included in our proxy statement. The committee is responsible for ensuring that we have in place policies and programs for the development of senior leaders and succession planning. The committee acts as the oversight committee with respect to our retirement and benefit plans for senior officers and must approve significant changes to the retirement and benefit plans for our employees. With respect to those plans, the committee may delegate authority for both day-to-day administration and interpretation of the programs, except as it may impact our senior leaders or the CEO.

Meetings. Meeting agendas are developed by the Management Development and Compensation Committee chair in consultation with committee members and senior leaders, who regularly attend the meetings. An executive session without management present is held at each meeting.

The committee's independent compensation consultant is Frederic W. Cook & Co., Inc. ("Cook"). Cook regularly attends the committee's meetings.

Role of Independent Consultant. The committee engaged Cook, commencing in mid-2011, to serve as its independent, external compensation consultant. The committee has sole authority for retaining and terminating Cook, as well as approving the terms of engagement, including fees. Cook works exclusively for the committee and provides no services to the Company. Cook is expected to achieve the following objectives:

- Attend meetings of the Management Development and Compensation Committee as requested;
- Acquire adequate knowledge and understanding of our compensation philosophy and incentive programs;
- Provide advice on the direction and design of our executive and director compensation programs;
- Provide insight into the general direction of executive compensation within *Fortune* 250 companies; and
- Facilitate open communication between our management and the Management Development and Compensation Committee, assuring that both parties are aware and knowledgeable of ongoing issues.

Assessment and Management of Compensation Related Risk. Beginning in 2009, the committee committed to completing an annual risk assessment to evaluate the Company's compensation programs. In 2012, at the committee's request, Cook conducted a risk assessment to determine if the Company's compensation plans and programs encourage: unnecessary or excessive enterprise-wide risks; manipulation of financial measures to impact compensation; or behavior that focuses on short-term results at the expense of long-term value creation. The results of this 2012 review proved that the Company's programs continue to be aligned with the interests of shareowners, appropriately reward pay for performance, and do not promote unnecessary or excessive risk. Based on this evaluation, the committee concluded that the Company's executive compensation program appropriately aligns compensation with long-term shareowner value creation and avoids short-term rewards for decisions that could pose long-term risks to the Company as a result of the following factors:

- Our compensation mix is appropriately balanced and incentive compensation is not overly weighted toward short-term performance at the expense of long-term value creation;
- Our short-term incentive compensation award pool is appropriately capped, thereby limiting payout potential;
- Our long-term incentive compensation is based entirely on performance shares, which are less leveraged than stock options and, unlike time-based restricted stock awards, reward both Company performance and stock price;
- Our performance is measured against absolute and relative metrics to ensure quality and sustainability of Company performance;
- We have adopted several programs that serve to mitigate potential risk, including officer stock ownership requirements, clawback policies in our incentive compensation programs, and non-compete and non-solicitation agreements to deter behavior that could be harmful to the Company either during or after employment; and
- The committee maintains strict controls over the Company's equity granting practices, and our incentive compensation plan prohibits option re-pricing.

Compensation Committee Interlocks and Insider Participation

The members of the Management Development and Compensation Committee during 2012 were Mr. J. Steven Whisler, Chairman, Mr. David J. Bronczek, Ms. Lynn Laverty Elsenhans, Ms. Ilene S. Gordon, Mr. John L. Townsend, III, Mr. William G. Walter, and Mr. Alberto Weisser. No member of the Management Development and Compensation Committee was, during the fiscal year, an officer or employee of the Company or was formerly an officer of the Company. Please refer to the discussion below related to "Transactions with Related Persons," for additional information requiring disclosure by us under Item 404 of Regulation S-K under the Exchange Act for members of the Company's Management Development and Compensation Committee.

In addition, no executive officer of the Company served as a member of the compensation committee (or its equivalent) of another entity, or as a director of another entity, one of whose executive officers served on our Management Development and Compensation Committee. No executive officer of the Company served as a member of the compensation committee (or its equivalent) of another entity, one of whose executive officers served as one of our directors.

Transactions with Related Persons

Transactions Covered. Our Board has adopted a written policy and procedures for review and approval or ratification of transactions involving the Company and "related persons" (directors and executive officers and their immediate family members or shareowners owning 5 percent or greater of our outstanding common stock and their immediate family members).

The policy covers any related person transaction that meets the minimum threshold for disclosure in the proxy statement under the SEC's rules (specifically, any transaction involving us in which:

    (i)   the amount involved exceeded $120,000, and

    (ii) a related person had a direct or indirect material interest).

Related Person Transaction Review Procedures. Related person transactions are approved in advance by the Governance Committee whenever possible, or must be ratified as promptly as possible thereafter. We disclose in our proxy statement any transactions that are found to be directly or indirectly material to a related person.

Our Related Person Transaction procedures are available at www.internationalpaper.com under the "Company" tab at the top of the page and then under the "Governance" link. A paper copy is available at no cost by written request to the Corporate Secretary.

Prior to entering into a transaction, a related person must provide the details of the transaction to the General Counsel, including the relationship of the person to the Company, the dollar amount involved, and whether the related person or his or her family member has or will have a direct or indirect interest in the transaction. The General Counsel evaluates the transaction to determine if the Company or the related person has a direct or indirect material interest in the transaction. If so, then the General Counsel notifies the CEO and submits the facts of the transaction to the Governance Committee for its review. The Governance Committee may approve a transaction only if these review procedures have been followed, and the Governance Committee determines that the transaction is not detrimental to the Company and does not violate the Company's *Conflict of Interest Policy*.

Related Person Transactions. Please see the table on page 17 of this proxy statement under the heading "Transactions Considered in Analysis of Director Independence" for a description of related person transactions during 2012.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and certain officers, as well as persons who own more than 10 percent of our common stock, to file with the SEC initial reports of beneficial ownership on Form 3, and reports of subsequent changes in beneficial ownership on Forms 4 or 5. Based solely on our review of these forms, and certifications from our executive officers and directors that no other reports were required for such persons, we believe that all directors and officers complied with the filing requirements applicable to them for the fiscal year ended December 31, 2012.

Director Compensation

Compensation Philosophy

Our compensation program for non-employee directors is guided by the following principles. We believe our director compensation program should:

- Provide total compensation comprising both cash and equity that targets the median level of compensation paid by our Compensation Comparator Group ("CCG") listed in the Compensation Discussion & Analysis section of this proxy statement;
- Align the interests of our directors with the interests of our shareowners;
- Attract and retain top director talent; and
- Be flexible to meet the needs of a diverse group of directors.

Each element of director compensation discussed below is recommended by the Governance Committee and approved by our Board.

Stock Ownership Requirements

Our director stock ownership policy was revised in May 2010 to require that our directors hold equity of the Company valued at two times (2X) the annual Board retainer (which, through April 30, 2013, requires ownership of Company stock equivalent to $440,000). Directors have until 2014 to meet this requirement, or, in the case of directors elected in 2010 or later, four years from the date of their election. We believe this helps align the interests of our directors with the interests of our shareowners. As of December 31, 2012, all directors who were required to meet the ownership levels held the requisite amount of equity.

Elements of Our Director Compensation Program

For the May 2012 – April 2013 performance year, compensation for our non-employee directors consists of:

- An annual retainer fee that is a mix of cash and equity;
- Committee chair fees, a Presiding Director fee, and an Audit and Finance Committee member fee, as applicable; and
- Life insurance, business travel accident insurance, and liability insurance.

We evaluate the reasonableness and appropriateness of the total compensation paid to our directors in comparison to peer companies who comprise our CCG. We target our director compensation at the median of our CCG.

Annual Compensation

The annual retainer fees for the May 2012 – April 2013 performance year are shown in the table below. A director's annual compensation is $220,000, approximately 40 percent of which is payable in cash and 60 percent of which is payable as equity. A director may elect to convert all or 50 percent of his or her cash retainer fee into shares of restricted stock. In order to encourage director stock ownership, a director who makes this election receives a 20 percent premium in additional shares of restricted stock. Six of the 12 non-employee directors who served during 2012 elected to receive stock in lieu of all or 50 percent of the cash retainer fee and received the applicable premium.

Directors may also elect to defer receipt of their equity retainer fee until January of the calendar year following retirement. Directors who make this election receive restricted stock units ("RSUs") in lieu of restricted stock. Four of the 12 non-employee directors who served during 2012 elected to defer payment of all or a portion of their equity compensation until retirement. Elections with regard to form of payment and deferrals are made in December preceding each performance year.

We use the closing market price of the Company's common stock on the day preceding our annual meeting in May to award the equivalent number of shares for the $130,000 equity retainer and restricted stock elected by our directors in lieu of their cash retainer fee. RSUs are settled in cash based on the closing price of the Company's common stock as of December 31 of the year of the director's retirement.

Directors earn dividends on their shares of stock and RSUs, which they may elect to receive either as cash or in the form of additional shares of restricted stock or RSUs. Dividends are paid to the director at the time the underlying award is vested or settled.

In addition, each committee chair receives a fee for his or her service in such role. For 2012, Messrs. Mobley, Townsend, Turner, and Whisler each received a committee chair fee. Members of our Audit and Finance Committee also receive an additional fee for their services on this committee. For 2012, Messrs. Dorduncu, Kubasik, Walter and Weisser and Ms. Gordon each received all or some pro-rated portion of an Audit and Finance Committee member fee. As Presiding Director, Mr. Whisler also received a Presiding Director fee for 2012.

Type of Fee	2012-2013 Fee Amount ($)
Board Fees	
Cash Retainer	$ 90,000
Equity Retainer	$130,000
Committee Fees	
Audit and Finance Committee Chair	$ 25,000
Audit and Finance Committee Member	$ 10,000
Management Development and Compensation Committee Chair	$ 15,000
Governance Committee Chair	$ 15,000
Public Policy and Environment Chair	$ 15,000
Presiding Director Fee	$ 15,000

Directors' Charitable Award Program

Directors who joined our Board on or before July 1, 2007, are eligible to participate in our charitable award program. Under this program, the Company will make a charitable donation in the aggregate amount of $1 million in the director's name in 10 equal annual installments following the director's death to the eligible colleges or universities selected by the director. This program was closed to new participants effective July 1, 2007.

Insurance and Indemnification Contracts

We provide life insurance in the amount of $10,500 to each of our non-employee directors, and travel accident insurance in the amount of $500,000 that covers a director if he or she dies or suffers certain injuries while traveling on Company business.

We provide liability insurance for our directors, officers and certain other employees at an annual cost of approximately $5 million. The primary underwriters of coverage, which was renewed in 2012 and extends to June 15, 2013, are XL Specialty Insurance Company and ACE American Insurance Company.

Our By-Laws provide for standard indemnification of our directors and officers in accordance with New York law. We also have contractual arrangements with our directors that indemnify them in certain circumstances for costs and liabilities incurred in actions brought against them while acting as our directors.

Our Analysis

We believe our director compensation program appropriately compensates our directors for their time and commitment to the Company and is consistent with our compensation philosophy as shown below.

Our Director Pay Principles	Our 2012 Director Pay Policies and Practices
☑ Target compensation at median of CCG	• Maintained mix of cash and equity in line with CCG
☑ Align the interests of our directors with the interests of our shareowners	• Paid 60 percent of compensation in the form of equity to ensure that directors, like shareowners, have a personal stake in the Company's financial performance
☑ Attract and retain top director talent	• Compensated directors competitively, based on a cross-section of similar companies (CCG)
☑ Maintain flexibility to meet the needs of a diverse group of directors	• Continued to allow directors to choose between cash and equity and to elect to defer their fees until retirement

Non-Employee Director Compensation Table

The following table provides information on 2012 compensation for non-employee directors. This table shows fiscal year 2012 compensation based on the SEC's compensation disclosure requirements. Since we pay our directors on a May to April performance year, the amounts in the table below show differences among directors because (i) each director makes an individual election to receive his or her fees in cash and/or equity; (ii) each director makes an individual election to defer compensation; (iii) certain directors receive committee chair fees, a Presiding Director fee, and/or member fees; and (iv) directors may join our Board on different dates, so their compensation is prorated for the year.

Name of Director	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
David J. Bronczek	45,000	184,009	18,332	247,341
Ahmet C. Dorduncu	100,921	129,998	-	230,919
Lynn Laverty Elsenhans (resigned 3/7/12)	22,500	-	-	22,500
Ilene S. Gordon (effective 10/1/12)	-	144,681	-	144,681
Christopher E. Kubasik (resigned 11/9/12)	-	206,660(4)	-	206,660
Stacey J. Mobley	105,000	129,998	-	234,998
Joan E. Spero	1,340	237,987	-	239,327
John L. Townsend, III	114,996	129,998	18,332	263,326
John F. Turner	105,000	129,998	18,332	253,330
William G. Walter	-	247,979	18,332	266,311
Alberto Weisser (resigned 5/7/12)	33,332	-	-	33,332
J. Steven Whisler	-	267,996	-	267,996

(1) As described above, certain directors elected to receive shares of restricted stock in lieu of cash and therefore had no cash compensation during 2012.

(2) The value of stock awards shown in the "Stock Awards" column is based on grant date fair value calculated under Financial Accounting Standards Board ("FASB") ASC Topic 718. The grant date fair value of the equity awards shown in the "Stock Awards" column is based on the closing price of the Company's common stock on the last business day immediately preceding the first day of the performance year.

Directors who elect to defer their equity retainer fee receive RSUs rather than restricted stock.

Restrictions on shares awarded to our directors under our current compensation plan lapse one year from the date of grant, and then are freely transferable, subject to our director stock ownership requirement and securities regulations. RSUs are not transferable until a director's retirement from the Board, death or disability. The cash value of RSUs is paid in January following retirement, death or disability. The following table shows the aggregate number of unvested shares of restricted stock and RSUs outstanding as of December 31, 2012, for each non-employee director.

Name of Director	Aggregate Number of Shares Outstanding That Have Not Vested (#)
David J. Bronczek	10,113
Ahmet C. Dorduncu	4,046
Lynn Laverty Elsenhans (resigned 3/7/12)	-
Ilene S. Gordon (effective 10/1/12)	4,503
Christopher E. Kubasik (resigned 11/9/12)	-
Stacey J. Mobley	4,046
Joan E. Spero	14,653
John L. Townsend, III	4,046
John F. Turner	4,046
William G. Walter	79,320
Alberto Weisser (resigned 5/7/12)	-
J. Steven Whisler	60,040
Total	184,813

(3) Represents the annual expense of our charitable award program. We determine the total annual expense to the Company by using assumptions related to each current and retired director who participates in the program. We take into account each director's age, years of service on our Board, and mandatory retirement age. We make a standard mortality assumption for all directors and use a discount rate of 6 percent. For directors who served in 2012, the aggregate accrued liability increased by $73,330, which was allocated ratably to those directors eligible to participate in the program based on the number of months each served. Non-employee directors vest in the program upon the earliest of (i) serving on our Board for at least 10 years, (ii) retiring from our Board at the mandatory retirement age, or (iii) in the event of disability or death. Directors derive no financial benefit from our charitable award program. We finance the program in part through life insurance policies, of which we are the beneficiary. We expect to receive an income tax deduction when we make the designated charitable awards. The amounts shown do not include the cost for each director of a $10,500 life insurance policy and a $500,000 business travel accident policy, the cost of which is less than $10,000 for each director. Likewise, the amounts shown do not include the value of dividends earned on each director's shares of stock and RSUs, as the value of expected dividends is reflected in the aggregate grant date fair value of each director's equity awards, which are disclosed in the "Stock Awards" column.

(4) 3,704 shares were cancelled as a result of Mr. Kubasik's resignation from the Board, representing the unearned portion of his 2012 compensation.

Compensation Discussion & Analysis ("CD&A")

Executive Summary

In 2012, despite economic challenges around the globe and against the backdrop of slow global growth, International Paper ("IP" or the "Company") generated strong cash flow and solid overall financial results. We are returning more cash to our shareowners (with a 14 percent dividend increase in 2012), aggressively reducing our debt, and investing for the future. We are successfully integrating Temple-Inland, leveraging our international presence and continuing to invest in critical, long-term projects as part of our global strategy to position the company for continued strong free cash flow generation and greater-than-cost-of-capital returns. This robust performance and potential future growth are partially reflected in our stock price – which increased 35 percent in 2012 and 49 percent over the last three years, as illustrated graphically in our 2012 annual report to shareholders.

In this CD&A, we discuss the compensation paid to our executive officers who are identified as Named Executive Officers ("NEOs") in the 2012 Summary Compensation Table found on page 66 of this proxy statement. The executive compensation program discussed in this CD&A applies to all of our executive officers: our Chief Executive Officer ("CEO") and 12 Senior Vice Presidents, whom we refer to as our Senior Leadership Team ("SLT").

We also describe our pay-for-performance philosophy, key design principles and the governance policies that reinforce these principles. Our objective is to design an executive compensation program that encourages all of our leaders to produce outstanding financial results and create sustainable long-term value for our shareowners.

We embrace three key design principles that reinforce our pay-for-performance philosophy:

- We target our executives' pay at the median level of our Compensation Comparator Group ("CCG"), and in our long-term incentive plan – *representing the greatest percentage of total targeted compensation for our NEOs* – we require above-median Company performance, relative to our ROI Peers and TSR Peers, for executives to receive a target payout.
- To assure that our executives are focused on producing outstanding financial results, our short-term incentive compensation ("STI") and long-term incentive compensation ("LTI") programs use a combination of the following three performance measures:

  (1) Cash Flow from Operations;

  (2) Return on Investment ("ROI"); and

  (3) Total Shareholder Return ("TSR").

- The Management Development and Compensation Committee of the Board of Directors (the "Committee") conducts an annual risk assessment to ensure our incentive plans do not motivate excessive risk taking, as described under the heading "Assessment and Management of Compensation Related Risk" on page 27.

Responsiveness to Shareowners – Say-on-Pay Consideration

In May 2012, our "Say-on-Pay" proposal received the overwhelming approval of 98 percent of votes cast by our shareowners (up from 73 percent in 2011). The Committee interpreted this strong level of support as affirmation of our responsiveness to shareowners through the plan design changes made in 2011 for 2012 (summarized in the following chart).

While our executive compensation program was approved by nearly all of our voting shareowners, the Committee and management remain firmly committed to addressing shareowner concerns and continuing to strengthen our pay-for-performance correlation, as well as the overall architecture of our executive compensation program. As an example, in February 2013, the Committee and the Board approved amending our change-in-control agreements with officers, including the NEOs, to move from a "single-trigger" to a "double-trigger" approach for acceleration of vesting of our equity awards. This change will be implemented in our form change-in-control agreement by the end of 2013 and subsequently reflected in all existing and future agreements. The double-trigger requirement that there is both a change in control and a qualifying termination of employment (*i.e.,* involuntary termination without cause or departure for "good reason") in order for equity awards to accelerate is widely recognized as a good governance practice, as it prevents officers from receiving an automatic windfall in the event of a change in control and serves as an incentive for the officers to continue with the Company through and after a change in control in order to receive the benefit of their unvested equity awards.

We continue to engage:

- our investors to gain insight into their views on our executive compensation program; and
- proxy advisory firms, as needed, regarding the analytics used to derive their voting recommendations.

The Committee and management will continue to use the annual "Say-on-Pay" vote as a guidepost for shareowner sentiment and will continue to respond to shareowner feedback.

Summary of 2012 Plan Design Changes

Program Element	Design Change	Rationale
Peer Groups		
Compensation Comparator Group ("CCG")	• **Added:** PPG Industries • **Removed:** Occidental Petroleum • Added Market Cap as "modifier" in selection process	• PPG Industries' compensation approach is more closely aligned with the Company
ROI Peer Group	• **Added:** Boise, Inc., Fibria Celulose and Klabin • **Removed:** Temple-Inland Inc.	• Creates more robust peer groups of global companies and provides more stability in the rank-based payout
TSR Peer Group	• **Added:** Fibria Celulose and Klabin • **Removed:** M-real Corp., Norske Skog, Resolute Forest Products (formerly AbitibiBowater), Svenska Cellulosa Aktiebolaget (SCA), and Temple-Inland Inc.	• Temple-Inland Inc. was acquired by the Company in February 2012
Variable Compensation		

Management Incentive Plan ("MIP")	• For 2012, performance achievement was based on:
	  - 50% Cash Flow from Operations *(replacing Free Cash Flow)*, and
	  - 50% Absolute ROI
		• Using Cash Flow from Operations eliminates the concern that capital spending might be delayed to achieve MIP payout to the long-term detriment of the business

Performance Share Plan ("PSP")	• For 2012, performance achievement was measured over a single, three-year period instead of four segmented measurement periods • Number of units granted was aligned with market-based accounting values to ensure delivery of the intended LTI target value • Award scales adjusted to reflect modified peer groups	• Enhances long-term nature of program • Reduces complexity of program • Better aligns with compensation best practices • Maximum payout consistent with market practice
***Both* MIP and PSP**	• ROI Stretch Goal, providing an additional incentive payout of 30%, was eliminated. Maximum payout was reduced to 200%	• Better aligns with compensation best practices and goal was achieved in 2011
Executive Benefits		
Change in Control Agreements	• Severance multiple, additional years of pension credit, and benefit continuation period were reduced from 3X to 2X for future agreements with SVPs; 3X multiple was retained for succeeding CEO(s)	• Reducing the multiple is consistent with compensation best practices
Unfunded Supplemental Retirement Plan for Senior Managers ("SERP")	• SERP closed to new participants, effective January 1, 2012	• Declining prevalence of SERP in the market
Other Governance Matters		
Officer Stock Ownership	• Stock ownership guidelines were modified to replace four-year grace period with 50% stock retention requirement, effective January 1, 2013	• Ensures that executives are continually and steadily building a minimum level of equity ownership

NOTE: the above changes are discussed in detail throughout the remainder of this CD&A.

As shown in the table below, we have organized our CD&A to explain how the amounts paid to our NEOs are tied directly to our Company's performance.

Part I:	**How We Design Our Executive Compensation Program to Pay for Performance** *Explains our philosophy and demonstrates that our CEO's pay is appropriately tied to Company performance, describes how the Committee uses benchmarking to guide its decision making, and how the Committee, consultants and executive officers participate in the development of our program*	Page 36
Part II:	**Elements of Our Executive Compensation Program** *Describes each element of our program and explains how our incentive compensation plans are designed*	Page 41
Part III:	**NEO Compensation** *Details the rationale for the Committee's compensation decisions in 2012 related to the NEOs, describes each NEO's individual, pre-established performance objectives, and compares the actual amounts paid to his or her targeted compensation*	Page 51
Part IV:	**Other Governance and Compensation Related Matters** *Discusses the governance policies that reinforce our pay-for-performance philosophy and limit executive benefits, including, among others, our stock ownership requirements and clawback features of our incentive plans*	Page 62
Part V:	**Additional Information about Our Executive Compensation** *Provides detailed information about our NEO compensation for 2010, 2011 and 2012 in the Summary Compensation Table and other tables*	Page 66

Part I: How We Design Our Executive Compensation Program to Pay for Performance

Executive Compensation Philosophy

Our executive compensation program continues to be designed to attract, retain and motivate our SLT to deliver Company performance that builds long-term shareowner value. To achieve our objectives, our program is designed around two guiding principles:

Compensation Principles	Rationale
Pay for performance	We reward achievement of specific goals that improve our financial performance and drive strategic initiatives to ensure sustainable long-term profitability.
Pay at risk	We believe that a significant portion of an executive's compensation should be specifically tied to Company and individual performance.

Pay for Performance – CCG Analysis

The Committee reviews our CEO's actual pay in relation to the Company's performance to ensure alignment. While there are many companies to which we could compare ourselves based on industry, revenue or other criteria, we conduct our pay-for-performance review against our CCG because it is the group against which we benchmark our program design and targeted pay levels.

Each point on the chart below represents a CCG CEO's three-year ***realizable compensation*** (the cash compensation actually paid plus the economic value of equity-based grants) relative to his or her company's three-year performance in Total Shareholder Return ("TSR") over the period 2009-2011.

Compared to our CCG, our CEO earned at the 60th percentile while the Company delivered the highest TSR among our peer group. ***The Committee believes this graph clearly illustrates a strong pay-for-performance correlation, especially when compared year over year. The Company's TSR advanced from the 40th percentile to the highest within our CCG (100th percentile) while our CEO's realizable compensation only moved from the 30th percentile to the 60th percentile, reflecting the Company's principles-based approach to executive compensation.***

Pay for Performance Alignment

CEO Realizable Pay vs. TSR Performance (2009 -2011)



Above median shareholder return
Below median realizable pay
IP
75th
50th
25th
Total Shareholder Return Rank
(percentile of peer group)
Below median shareholder return
Above median realizable pay
25th
50th
75th
Realizable Pay Rank
(percentile of peer group)

- This graph is based on the 2012 proxy filings of our CCG.
- Total Shareholder Return reflects share price appreciation, adjusted for dividends and stock splits.
- Realizable pay consists of:
  1) actual base salary paid over the three-year period,
  2) actual STI payouts over the three-year period, and
  3) LTI determined as shown below, with equity awards based on December 31, 2011 market value for each company:
     a. in-the-money value of stock options granted over the three-year period;
     b. service-based restricted stock awards granted over the three-year period;
     c. performance share awards:
        i) Actual shares earned using actual performance achievement for grant cycles beginning and ending between 2009 and 2011; and
        ii) Target shares granted over the three-year period assuming target performance, for performance cycles that have not yet been completed.
     d. performance cash awards:
        i) Actual cash paid using actual performance achievement for grant cycles beginning and ending between 2009 and 2011; and
        ii) Target cash levels provided over the three-year period assuming target performance, for performance cycles that have not yet been completed
- The graph reflects CEO compensation for each company regardless of who actually served in the CEO role. This allows us to compare CEO compensation for a full three-year period for each company and focuses on the CEO position rather than specific individuals. Three companies (Caterpillar, Goodyear Tire & Rubber, and Schlumberger) experienced a change in personnel in the CEO position during the time frame of 2009-2011.

Pay at Risk – 2012 Total Target Compensation Mix

The chart below demonstrates our commitment to pay at risk. For 2012, 88 percent of our CEO's target compensation and, on average, 78 percent of other NEOs' target compensation was based on Company performance and was therefore at risk. Importantly, base salary comprises a relatively small portion of our NEOs' compensation and is the only component of their Total Direct Compensation (defined below) that is not tied to Company performance.


2012 Total Target Compensation Mix
CEO
12%
17%
71%
88% Pay at Risk
Other NEOs
22%
19%
59%
78% Pay at Risk
Actual Base Salary
STI Target
LTI Target

Peer Group Benchmarking

The Committee benchmarks our compensation program against our CCG to assure that our pay levels remain competitive. We strive for consistency by retaining as many of the same companies in this group as possible from year to year. Changes are made to assure sufficient or appropriate data on which to base compensation decisions.

Our CCG consists of 20 publicly traded companies selected by the Committee. For 2012, Occidental Petroleum was replaced by PPG Industries, as PPG's compensation approach appears more closely aligned with the Company. CCG companies are selected utilizing the following criteria:

- Competition for executive talent;
- Comparable annual revenue, with market capitalization used as a modifier, as appropriate;
- Global geographic presence; and
- Complexity of business operations.

We believe our approach produces a more appropriate comparison than an industry peer group, such as one based on Global Industry Classification Standard (GICS) codes, because our industry peer group does not provide a sufficient number of companies that are of a comparable size and complexity. Additionally, our executives are aggressively recruited by businesses outside our limited industry peer group and we recruit from outside this group as well.

The Committee reviews an analysis of the pay levels of each member of our SLT to comparable positions at CCG companies. Towers Watson provides data in order to compare the three elements of Total Direct Compensation ("TDC"):

- Base salary;
- Short-term incentive compensation; and
- Long-term incentive compensation.

The Committee targets TDC at the median level (50th percentile) of our CCG. In our 2011 review, both our CEO and our SLT in aggregate had target TDC levels that were 91 percent of the CCG survey median.

The Committee, in conjunction with its consultant, Frederic W. Cook & Co., Inc. ("Cook"), uses this analysis as a frame of reference when setting pay levels. Actual compensation paid to our SLT will vary from benchmark medians based on factors such as:

- Position scope and responsibilities;
- Individual performance; and
- Internal equity.

IP's Targeted TDC = CCG Median	
(50th percentile)	

2012 Compensation Comparator Group ("CCG")	
(Revenues shown were used in late 2011 to benchmark pay for 2012)	
	Revenues (in billions) (1)
3M Company	$29.2
Alcoa Inc.	$24.6
Bunge Limited	$55.0
Caterpillar Inc.	$55.7
Dow Chemical Company	$59.7
E.I. DuPont de Nemours	$37.4
Eaton Corp.	$15.7
Emerson Electric Company	$24.2
FedEx Corp.	$40.4
Goodyear Tire & Rubber Company	$22.2
Hess Corp.	$37.7
Honeywell International Inc.	$36.1
Johnson Controls, Inc.	$40.8
Kimberly-Clark Corp.	$20.7
Lockheed Martin Corp.	$47.0
PPG Industries, Inc.	$14.7
Schlumberger Limited	$37.6
United States Steel Corp.	$19.4
Whirlpool Corp.	$18.8
Xerox Corp.	$22.6
25th Percentile	*$21.8*
50th Percentile	*$32.7*
75th Percentile	*$40.5*
International Paper Company	**$26.2**
IP Percent Rank	*43.9%*
IP Rank	*12 of 21*
Including Temple-Inland Pro-Forma	**$30.1**
Percent Rank	*48%*
Rank	*11 of 21*

(1)   Most recently reported four quarters as of October 31, 2011

Role of the Management Development and Compensation Committee

The Committee is responsible for the Company's executive compensation program, including the design elements of our program. The Committee approves:

- Our compensation benchmarking process, as well as the companies used for comparison to ensure reasonableness and stability;
- Overall effectiveness of our executive compensation program to ensure the design achieves our objectives;
- Performance metrics and their respective weighting, as well as the companies against which we compare our relative performance;
- SLT compensation, based on recommendations from the CEO; and
- An annual evaluation of risk as it pertains to our Company-wide compensation plans and programs.

In addition, in a process directed by the Presiding Director, the Committee approves the CEO's annual objectives and performance achievement, and recommends CEO compensation to the independent directors. The Committee reviews CEO performance semi-annually. The Committee recommends the CEO's annual incentive award and base salary merit increase to the Board based on its assessment of his performance achievement. All elements of CEO pay are approved by the independent directors of the Board.

Role of Compensation Consultants

The Committee engaged Cook, commencing in mid-2011, to serve as its independent, external compensation consultant, including during 2012. The Committee relies on Cook to inform its decision-making process and has sole authority for retaining and terminating its consultant, as well as approving the terms of engagement, including fees. Cook works exclusively for the Committee and provides no services to the Company. Accordingly, the Committee has determined the firm to be independent from the Company. The Company retains Towers Watson to advise on program design, provide and analyze benchmarking data, apprise management of evolving practices and trends, and perform other consulting services as needed.

Role of Executive Officers in Compensation Decisions

The CEO makes recommendations to the Committee concerning the strategic direction of our executive compensation program. The Committee works closely with Mr. Paul Karre, Senior Vice President, Human Resources and Communications, who is responsible for making recommendations to the Committee concerning program design and administration, and with Ms. Sharon Ryan, Senior Vice President, General Counsel and Corporate Secretary, who provides legal advice to the Committee concerning disclosure obligations, governance and its oversight responsibilities.

Annually, the CEO reviews the performance of SLT members against their individual, pre-established performance objectives and discusses his assessment with the Committee. Each NEO's pre-established objectives incorporate both qualitative and quantitative measures. In this way, measurement of individual performance differs from measurement of Company performance, which is based exclusively on quantitative measures. Based on each NEO's year-end performance evaluation, the CEO, in consultation with Mr. Karre, recommends to the Committee any base salary increase and annual incentive award payment. Ultimately, the Committee takes into account the CEO's recommendation, as well as input from its compensation consultant, in approving each SLT member's compensation. The CEO does not participate in any Committee meetings or deliberations that involve his own compensation.

Part II: Elements of Our Executive Compensation Program

Overview

The primary elements of our executive compensation program are base salary, short-term (annual) incentive compensation under our Management Incentive Plan ("MIP"), long-term incentive compensation under our Performance Share Plan ("PSP"), and benefits.



Total Direct Compensation ("TDC")

TDC is the combination of fixed and variable compensation. Other compensation elements, such as benefits, are not part of TDC, but the Committee reviews these elements also.

Base Salary

Base salary represents the only fixed element of TDC. The Committee considers base salary merit increases annually based on individual performance, while taking into account whether market-based adjustments are necessary. Annual merit increases are effective April 1. In February 2012, the Committee concluded that, in spite of outstanding individual and Company performance, no further merit-based salary adjustments were necessary in light of our CCG benchmarking data. Accordingly, in April 2012, none of the NEOs received base salary adjustments.

The following table shows, for each NEO, the annual base salary in effect during all of 2012 and the annual base salary effective April 2013. Mr. Faraci received a merit-based adjustment while Ms. Ryan received both a merit- and market-based adjustment reflecting her additional time in her role and better aligning her pay to our CCG.

	2012 Annual Base Salary	April 2013 Increase	Current Annual Base Salary
Mr. Faraci	$1,391,000	4.2%	$1,450,000
Ms. Roberts	$ 720,000	—	$ 720,000
Ms. Laschinger	$ 615,000	—	$ 615,000
Mr. Nicholls	$ 710,000	—	$ 710,000
Ms. Ryan	$ 485,000	9.3%	$ 530,000

Variable Compensation: Overview and How We Assess Performance

We do not have guaranteed bonuses. Variable compensation is pay at risk and it is tied directly to both Company and individual performance. Company performance is based on the achievement of specific financial goals described below. Individual performance is rewarded upon achievement of specific pre-established objectives or priorities.

Element	IP Incentive Plan / Program	2012 Performance Metrics
Short-term Incentive Plan	Management Incentive Plan or MIP	Cash Flow from Operations Absolute ROI
Long-term Incentive Plan	Performance Share Plan or PSP	ROI Relative to Peers TSR Relative to Peers

Other equity awards, including awards of stock and service-based restricted stock/units, may be granted from time to time under limited circumstances to address specific recruitment, retention or other recognition efforts. In addition, stock options and executive continuity awards granted in past years remain outstanding; these programs have since been discontinued.

How and Why We Chose Our Performance Metrics and Peer Groups

Our incentive compensation plans are designed around achievement of pre-established performance objectives that will drive improved financial performance of the Company. The Committee annually evaluates the appropriateness of the performance metrics, and makes adjustments based on the financial objectives most critical to the Company's success. We explain below why the Committee chose the performance metrics we use for our incentive compensation plans.

2012 ROI PEER GROUP

Boise
Domtar Inc
Fibria Celulose
Klabin
Metsa Board (formerly M-real Corp)
MeadWestvaco Corp
Mondi Group
Packaging Corporation of America
RockTenn Company
Smurfit Kappa Group
Stora Enso Corp
UPM-Kymmene Corp

2012 TSR PEER GROUP

Alcoa Inc
Domtar Inc
Dow Chemical Company
E.I. DuPont de Nemours & Co
Fibria Celulose
Klabin
MeadWestvaco Corp
Mondi Group
Packaging Corporation of America
RockTenn Company
S&P 100 Index
S&P Basic Materials Index
Sappi Limited
Smurfit Kappa Group
Stora Enso Corp
United States Steel Corp
UPM-Kymmene Corp

Cash Flow from Operations[1] is a measure of a company's ability to generate cash and is an important indicator of its stock value. Focusing our leaders on generating cash flow is important to maintain a strong balance sheet, pay dividends, repay debt, maintain our assets and make investments for future growth.

Return on Investment ("ROI")[2] measures a company's profitability and is an indicator of a company's ability to use its assets and resources to generate returns on invested capital. Earning an ROI target that is equal to or greater than our cost of capital is necessary for the Company to create long-term value for our shareowners.

Total Shareholder Return ("TSR")[3] reflects share price appreciation and dividends paid. TSR can be used to compare the performance of companies' stocks over time, and we measure our relative TSR position over a three-year period against our TSR Peer Group. This is a key financial measure that aligns our long-term incentive pay with creating value for our shareowners.

Why We Use Different Peer Groups

In the chart below, we explain why we use different peer groups for compensation benchmarking and measuring Company performance in our incentive plans.

Peer Group	Composition	Rationale
CCG	Includes 20 companies from many industries *(Companies range in size from approximately 0.5 to 2.0 times IP's revenue, which puts us in the mid-range)*	These are the companies against which we are likely to compete for executive talent
ROI Peers	Includes global industry competitors	These are the companies against which we compete for customer business
TSR Peers	Broader cross-section of basic materials companies engaged in global manufacturing and capital-intensive businesses	These are the companies against which we compete for investment dollars, and two indices: the S&P 100 and the S&P Basic Materials Index

[1] For purposes of the incentive compensation plans discussed here, Cash Flow from Operations is calculated as cash flow from discontinued and continuing operations as well as cash flow from special items, and is shown in the Company's Statement of Cash Flow as "Cash Provided by (Used for) Operations." Cash flow as a result of pension contributions, alternative fuel mixture tax credits or other unanticipated, highly unusual items may, at the Committee's discretion, be excluded in the calculation of "Cash Flow from Operations" for purposes of determining achievement of this cash flow metric. Specifically, related to the 2012 MIP plan, the following conditions also apply: The financial results of Temple-Inland's Building Products business (which the Company is holding for sale) were excluded from the Cash Flow from Operations calculation. In addition, the cash impact of one-time costs associated with the Temple-Inland acquisition (e.g., fees, settlements, costs to achieve synergies, etc.) was excluded from this metric.

[2] For purposes of the incentive compensation plans discussed here, ROI is calculated as after-tax operating earnings (including both earnings from continuing and discontinued operations up through the date of sale) before the impact of special items, divided by average capital employed. Capital employed is total assets, less short-term, non-interest-bearing liabilities. The ROI metric excludes the impact of special items, such as gains or losses associated with asset sales, asset impairments, restructuring costs, and significant out-of-period or "one-off" items. Income received due to alternative fuel mixture tax credits and from cellulosic biofuel tax credits is excluded from the calculation of ROI for purposes of determining achievement of the ROI metric because we have classified them as special items. We calculate International Paper's ROI and our peer companies' ROI using the same methodology. Specifically, relating to the 2012 MIP plan, the following condition applies: The financial results of Temple-Inland's Building Products business (which the Company is holding for sale) were excluded from the ROI calculation.

[3] For purposes of the incentive compensation plans discussed here, TSR is calculated as the change in the Company's common stock price during the performance period plus the impact of any dividends paid and reinvested during the performance period. For all companies in our TSR Peer Group, both the beginning and ending common stock prices used are the average closing price of the 20 trading days immediately preceding the beginning and ending of the performance period. We calculate International Paper's TSR and our peer companies' TSR using the same methodology.

42

The Committee has approved a modification to the definition of the return on investment metric for use in the Company's incentive compensation plans, beginning with the 2013 MIP and PSP. The return on investment metric will be defined as "return on invested capital" ("ROIC"), rather than the previously used "return on capital employed" definition (described above in footnote 2). This change is intended to more closely align the Company's executive compensation program with the interests of the investment community, as most investors and stock analysts use ROIC as the primary measure for our returns versus the cost of capital.

Management Incentive Plan ("MIP")

Overview

The MIP is an annual, cash-based incentive plan designed to motivate employees to achieve our most critical short-term financial goals. In 2012, the MIP award pool, described below, was distributed among approximately 3,300 employees.

2012 Company Performance Metrics and Performance Achievement

The Company continued its focus on absolute ROI, but shifted from Free Cash Flow to Cash Flow from Operations for the 2012 MIP. Using Cash Flow from Operations eliminates the concern that capital spending might be delayed to achieve an MIP payout to the long-term detriment of the business. The Committee believes that the combination of these metrics will continue to focus our leaders on improving the Company's ROI, as well as its cash generation capabilities. The chart below describes the specific design elements.

2012 MIP Performance Metrics	Metric Weight	Threshold Performance *Payout %*	Target Performance *Payout %*	Maximum Performance *Payout %*
Absolute ROI	50%	4.9% ROI *50%*	6.5% ROI *100%*	8.5% ROI *200%*
Cash Flow from Operations	50%	Achieve $2.4B *50%*	Achieve $3.2B *100%*	Achieve $3.8B *200%*

The Committee believes that our MIP performance targets should motivate management to achieve results that will drive superior investor returns. The demanding nature of our performance objectives was evidenced in the Committee's determination of our MIP achievement for 2012. Despite a stock price appreciation of 35%, and relative ROI results in 2012 that exceeded the median of our industry peers, we did not achieve the targeted levels of Absolute ROI and Cash Flow from Operations previously approved by the Committee. Consequently, the Committee evaluated the Company's 2012 financial performance achievement and approved an overall performance rating of 87.6% of target, as illustrated below.

2012 MIP Performance Metrics	Metric Weight	Actual Performance Attainment	Target Award Earned	Weighted Target Award Earned
Absolute ROI	50%	*6.08% ROI*	86.8%	43.4%
Cash Flow from Operations [A]	50%	$3.02B	88.4%	44.2%
Total Company Performance				87.6%
Board of Directors' Discretionary Funding				0.0%
Total Company Payout Percent				**87.6%**

(A) *In accordance with the 2012 MIP plan document, the Committee excluded the following items in determining sources and uses of cash for purposes of calculating performance achievement under the Cash Flow from Operations metric:*

   (i)   *$0.37 billion Temple-Inland one-time acquisition cash cost; and*

   (ii) *$0.31 billion cash received from asset monetizations.*

2012 Award Pool Calculation

The Company's MIP target award pool is equal to the sum of each MIP-eligible employee's target award, based on his or her position level in the Company. To calculate the award pool, the target award pool is multiplied by the Company's 2012 performance achievement of 87.6 percent, resulting in an award pool of approximately $86.5 million.

The Committee has the discretion to decrease the award pool and has done so on several occasions in the past. However, consistent with our philosophy that management should be rewarded for delivering outstanding financial results, the Committee also has limited discretion to increase the award pool by no more than 25 percent, provided that the total final award pool does not exceed the maximum amount permitted under the 2012 MIP, which is 200 percent of target. The Committee did not exercise its discretion to decrease or increase the 2012 MIP award pool.

Individual MIP Awards

For all MIP-eligible employees, their respective awards are based on Company performance, as modified by individual performance. The CEO has discretion to recommend an award above the calculated award in recognition of exceptional individual performance beyond what is captured in explicit individual objectives.

Additionally, individual MIP awards made to the SLT are capped at $10 million because they are made pursuant to a plan approved by our shareowners in 2009 for the purpose of qualifying as performance-based compensation under Internal Revenue Code ("Code") Section 162(m).

The MIP award paid to each of our NEOs is described in Part III.

Performance Share Plan ("PSP")

Overview

The PSP is a long-term, equity-based incentive plan designed to motivate employees to create long-term shareowner value. PSP awards are granted in performance-based restricted stock units ("PSUs") annually to approximately 1,300 management-level employees based on position level in the Company and satisfactory performance evaluations. PSP awards are earned over three years based on the Company's performance achievement in relative ROI and relative TSR. Awards are paid in shares of Company stock. The number of shares ultimately paid includes the reinvestment of dividends earned on such shares during the three-year performance period.

Under the PSP, the actual number of shares paid to each employee is based solely on Company performance achievement that has historically been measured in four separate segments: three one-year segments, and one three-year segment. The Committee approves the Company's performance achievement at the end of each segment, and the resulting award is "banked" for each employee.

Commencing with the 2012 grant, performance achievement is no longer measured using a segmented approach, but instead measured over a single, three-year performance period just as Segment 4 was measured for prior PSP grants. By replacing the "segmented approach" performance will no longer be "banked." While eliminating segmentation makes it more difficult to predict the payout, the Committee believes this refinement to the PSP:

- enhances the long-term nature of the program;
- reduces complexity of the program;
- better aligns with compensation best practices, recognizing company performance in long-term incentive plans is not typically measured in one-year increments; and
- more closely correlates with the Company's pay-for-performance philosophy on compensation.

The Committee does not have discretion to adjust the performance achievement upward for any segment, but may adjust it downward in the event the Company experiences negative ROI or negative TSR.

	2010	2011	2012	2013	2014	2015
2010 Grant	**25%** (Segment 1)	**25%** (Segment 2)	**25%** (Segment 3)	*Paid*		
	25% (Segment 4)					
2011 Grant		**25%** (Segment 1)	**25%** (Segment 2)	**25%** (Segment 3)	*Paid*	
		25% (Segment 4)				
2012 Grant			**No segmentation; Performance measured over a single, three-year period**			*Paid*

NOTE: The 2011 PSP grant will continue to have segmented performance measurement and will continue to be "banked."

Company Performance Metrics and Objectives

In 2012, the PSP continued to focus on relative performance in ROI and TSR as shown below. Our officers' awards are more heavily weighted to TSR, as compared to other employees' awards. We believe that our most senior leaders, who more directly influence the strategic direction of the Company, should have a greater percentage of their PSP awards tied to TSR, as it aligns their pay with the long-term interests of the Company and our shareowners.

2012-2014 PSP Performance Metrics	**Metric Weight**		**Performance Objective**		
	Officers	**Non-Officers**	**Threshold** *Payout %*	**Target** *Payout %*	**Maximum** *Payout %*
ROI Relative to Peers	50%	75%	Rank 9 of 13 *25%*	Rank 6 of 13 *100%*	Rank 1 of 13 *200%*
TSR Relative to Peers	50%	25%	Rank 13 of 18 *25%*	Rank 9 of 18 *100%*	Rank 1 of 18 *200%*

Payout Calculation

Based on market data, each PSP participant has a target award based on his or her position level. The actual number of shares paid may be higher or lower than the target award, based solely on the Company's performance achievement. Possible payouts under the 2012 PSP range from 0 percent to 200 percent of the target award.

2010 – 2012 PSP Payout

For the 2010 – 2012 PSP, the performance achievement approved by the Committee in February 2013 is shown in the chart below. The 2010 PSP grant included a stretch goal with a possible additional 30 percent added (resulting in a maximum possible payout of 230 percent) if the Company had achieved ROI equal to or greater than 8 percent. This stretch goal was designed as an incentive for our leaders to achieve cost of capital returns. ***The stretch goal was eliminated from plan design commencing with the 2012 PSP grant.***

The 2010 – 2012 PSP award paid to each of our NEOs is described in Part III.

2010–2012 PSP Performance Metrics	Metric Weight for Officers	Segment One (2010)	Segment Two (2011)	Segment Three (2012)	Segment Four (2010-2012)
ROI Relative to Peers	50%	*Ranked 3 of 11* **65%**	*Ranked 4 of 10[B]* **50%**	*Ranked 4 of 9[BD]* **50%**	*Ranked 4 of 9[BD]* **50%**
TSR Relative to Peers	50%	*Ranked 17 of 19[A]* **0%**	*Ranked 3 of 19[BC]* **82.5%**	*Ranked 6 of 19[BD]* **65%**	*Ranked 5 of 18[BCD]* **70%**
Absolute ROI Stretch Goal	+ 30%	*Not achieved*	*Achieved + 30%*	*Not achieved*	*Not achieved*
Total Segment Performance		**65.0%**	**162.5%**	**115.0%**	**120.0%**
2010–2012 PSP Payout for Officers		**115.6%***			

A – AbitibiBowater and Smurfit Stone removed from peers due to bankruptcy.
B – Smurfit Stone removed from peers due to acquisition by Rock Tenn.
C – AbitibiBowater removed from peers due to bankruptcy.
D – Temple-Inland removed from peers due to acquisition by IP.
* Ms. Ryan was not an officer during 2010 when this PSP award was granted, so her award had the non-officer metric weighting of 75% for relative ROI and 25% for relative TSR, which resulted in a payout of 115.3% of target.

Other Equity Awards

Grants of Stock and Restricted Stock / Units

Other types of equity awards, such as grants of stock, restricted stock awards ("RSAs") or restricted stock units ("RSUs") are used infrequently for purposes of recruitment, retention or recognition. Vesting provisions for these awards vary on a case-by-case basis, but in all cases are forfeited if the participant voluntarily terminates employment prior to vesting. Ms. Laschinger received an RSA grant of 25,000 shares during 2012 for retention and recognition purposes.

Discontinued Stock Option Program

We moved away from using stock options as part of our long-term incentive program for officers in 2004 and for all other employees in 2005. We now instead rely solely on performance-based equity awards under the PSP. Stock options were previously awarded semi-annually with an exercise price equal to the closing price of our common stock on the date immediately preceding Committee approval.

Although no new stock options have been granted since 2005, the program allows employees with outstanding options to obtain additional options, provided they exercise using the stock-swap method. This feature, referred to as a "reload," allows a participant to receive up to a maximum of three automatic grants of additional options. Reloads are only available on the number of shares tendered to cover the purchase price of the shares.

Participants, including our NEOs, continue to hold previously awarded outstanding stock options. Options remain exercisable for their full 10-year term, unless an employee is terminated or voluntarily leaves (other than in the event of death, disability or retirement eligibility), in which case the options expire immediately or within 90 days after termination, depending on the date the stock options were granted. All outstanding options for our NEOs, described in the "Outstanding Equity Awards" table, will expire by October 2014.

Discontinued Executive Continuity Awards Program ("ECAs")

This award program has been discontinued. In the past, we awarded Executive Continuity Awards ("ECAs") to certain senior officers to encourage employment through retirement. No ECAs have been granted since 2000. As of December 31, 2012, the CEO held the only outstanding ECAs (further described in the "Outstanding Equity Awards" table), which vested on February 16, 2013.

Health Benefits

Health benefits are offered to all U.S. salaried employees and the Company pays approximately half of the costs to provide those benefits. The NEOs participate in the same health and retirement programs as other U.S. salaried employees. We do not offer any supplemental health care benefits to the SLT. Employees who annually earn more than $150,000 pay 25 percent more, on average, for comparable plans than employees who annually earn less than $75,000.

The Company continues to review its benefit programs, including active and retiree health benefits, to determine if changes are necessary or advisable.

Retirement Benefits

The Company provides attractive retirement benefits that help the Company remain competitive in the market for top talent. In addition to our tax-qualified 401(k) savings plan and, if applicable, the Deferred Compensation Savings Plan, we provide retirement benefits to our U.S. salaried employees, including the SLT, as follows:

- For employees hired prior to July 1, 2004: retirement benefits are provided under the Retirement Plan and the Pension Restoration Plan.
- For employees hired on or after July 1, 2004: retirement benefits are provided through a retirement savings account funded by the Company through the Salaried Savings Plan.

We offer the Pension Restoration Plan to supplement the Retirement Plan for employees whose compensation is greater than the limits set by the Internal Revenue Service ("IRS") for qualified retirement plans. Absent this plan, certain employees would not achieve a retirement benefit commensurate with their earnings during the course of their careers with us.

Members of the SLT may receive their non-qualified pension benefits under the Unfunded Supplemental Retirement Plan for Senior Managers ("SERP"). We have offered the SERP since 1983 to recruit and retain senior and mid-career executives. The benefit formula was reduced for all new entrants into the program after June 30, 2004.

SERP participants become vested upon reaching age 55 with five years of service and, once vested, are eligible to receive their SERP benefit following retirement at the earlier of age 55 with 10 years of service or age 65 with five years of service. As described following the "Pension Benefits" table on page 73, SERP benefits are calculated under one of two formulas, depending on the dates of the participant's employment and SERP eligibility.

The SERP was closed to new participants, effective January 1, 2012, due to the declining prevalence of this benefit in the market.

Retiree Medical Benefits

The Company provides retiree medical benefits to U.S. salaried employees who have not yet reached age 65, including our SLT, who are eligible to begin receiving retirement benefits under the Retirement Plan or who are at least age 55 and have 10 years of service when they terminate employment. The Company does not provide retiree medical benefits beyond age 65, but does offer assistance in enrolling in such benefits through the individual market. The Company no longer subsidizes the cost of these benefits for employees who were hired on or after January 1, 2004. For employees whose years of age and service were equal to or greater than 60 on January 1, 2004, the Company continues to offer a limited subsidy. Mr. Faraci and Ms. Roberts are each eligible for the Company subsidy because they met the age and service requirements on January 1, 2004.

We also offer a Retiree Medical Savings Plan ("RMSP") to U.S. salaried employees. Upon reaching age 45, employees may contribute to an RMSP account, and the contributions are credited with a Company match. Amounts contributed to the RMSP may be used to reimburse the cost of retiree medical coverage. Each of the NEOs is eligible to participate in the RMSP.

Salaried Savings Plan ("SSP") and Deferred Compensation Savings Plan ("DCSP")

The Company maintains a tax-qualified Salaried Savings Plan ("SSP"), a Code Section 401(k) plan, for U.S. salaried employees. Under the SSP, participants may defer compensation for retirement up to the limits set by the IRS.

In addition, the Company offers an unfunded, non-qualified Deferred Compensation Savings Plan ("DCSP") for employees whose compensation is higher than the compensation limit set by the IRS for tax-qualified plans. The DCSP permits additional deferrals up to 85 percent of compensation, including base salary and MIP, beyond the contribution limits set by the IRS.

Deferred amounts under both the SSP and DCSP are credited with Company matching contributions equal to 70 percent of the participant's contributions up to 4 percent of their compensation, plus 50 percent of contributions up to an additional 4 percent of compensation.

Amounts deferred in the DCSP earn returns based on investment options modeled after the investment funds in the SSP elected by the participant. Details regarding the DCSP follow the "Non-Qualified Deferred Compensation" table on page 76.

Salaried Employee Severance Plan

The Company provides severance to employees who are involuntarily terminated. SLT members participate in the same Salaried Employee Severance Plan that covers all U.S. salaried employees. The plan provides a lump-sum payment equal to two weeks' salary for every year or partial year of service. Under certain circumstances, supplemental severance may be paid. Supplemental severance is limited by the Board policy described on page 63.

Employees are eligible for severance if they are terminated through no fault of their own and sign a termination agreement acceptable to the Company. The termination agreement includes confidentiality provisions, as well as restrictive covenants, as appropriate.

Executive Perquisites

The Company presently offers no perquisites to our NEOs other than:

- the CEO's limited personal use of Company aircraft and automobile, which is described in Part IV;
- standard benefits and perquisites under our Global Mobility Policy, which establishes many of the benefits and perquisites provided to employees who serve or have served as expatriates, and are disclosed in Part V; and
- benefits granted to grandfathered participants in 2008 in our Executive Supplemental Life Insurance Program ("ESIP"), which are described below.

Executive Supplemental Life Insurance ("ESIP")

This SLT benefit was closed to new participants effective January 1, 2008, and thus Ms. Ryan and two other SLT members do not have this benefit. The ESIP provides an individually owned, permanent life insurance policy with a pre-retirement death benefit equal to two times annual salary and a cash value accumulation designed to provide a post-retirement death benefit equal to one times final salary. The Company pays the full premium cost, and participants are responsible for the income tax due on the premiums.

Change-in-Control Agreements

The Company has entered into change-in-control agreements with certain executives that provide severance and other benefits in the event of a change in control of the Company. Our Board believes that maintaining change-in-control agreements is a sound business practice that protects shareowner value prior to, during and after a change in control, and allows us to recruit and retain top executive talent. Our program is only available to the SLT, except for those vice presidents grandfathered in the program as of February 2008. Each member of the SLT is covered by the same form of agreement.

We believe that this program aligns executive and shareowner interests by enabling leaders of the Company to focus on the interests of shareowners and other constituents when considering a potential change in control, without undue concern for their own financial and employment security.

In the Board's ongoing oversight of this program, the Board modified the program in 2010, to eliminate the excise tax gross-up provision, replacing it instead with a "best net" calculation. Under this "best net" approach, the Company will, prior to making any payments, perform a calculation comparing:

      (i)   the net benefit after payment of excise tax by the executive that would be applied, and

(ii)   the resulting net benefit if the payment had been limited to the extent necessary to avoid the imposition of an excise tax

to determine the higher resulting "net" benefit payable under the agreement. Benefits are not payable unless an irrevocable release of any employment-related claims is signed. This change reflects a best practice in the marketplace. In no event will the Company pay a gross-up for excise taxes.

Benefits Available Upon Termination of Employment Following Change in Control

As shown in greater detail in the "Potential Payments Upon Change in Control" table in Part V, our change-in-control agreements provide the following benefits to the SLT only if there has been a qualifying termination of employment: they are terminated by the new employer, or by the employee for "good reason" within two years of a change in control of the Company. The following benefits are payable under the NEOs' current change-in-control agreements only if both a change in control and qualifying termination of employment occur ("double trigger" benefits):

- Cash severance payment equal to three times the sum of base salary plus target MIP;
- Prorated MIP for the year of termination of employment (based on target achievement if the employee is terminated in the same year as the change in control, or based on actual achievement if the employee is terminated in the year following the change in control);
- SERP participants whose benefit is calculated under Formula A will receive a benefit equal to the higher of (i) 50 percent of compensation, or (ii) the SERP benefit that would be paid absent a change in control but with three additional years of service and age. SERP participants whose benefit is calculated under Formula B will receive their benefit calculated under the Pension Restoration Plan that would be paid absent a change in control, but with three additional years of service and age; and
- Medical and dental insurance for three years, and retiree medical coverage, if eligible.

Beginning in 2012, for change-in-control agreements with future non-CEO SLT members, the cash severance payment multiple has been reduced to two times (from three times) the sum of base salary plus target MIP, and the additional years of pension credit and the benefit continuation period have been reduced to two years (from three years).

Benefits Available upon Change in Control

Currently, the following benefits are payable upon a change in control and do not require termination of employment:

- All equity awards vest and become unrestricted, as follows:
  - All PSP shares vest and the full value of all PSP awards is paid for all performance periods – including those not yet completed (which are paid at target)
  - Service-based restricted stock awards vest and become unrestricted; and
- SERP participants whose benefit is calculated under Formula A will vest in their benefit and the minimum benefit will increase from 25 percent of compensation to 50 percent of compensation.

We have offered these limited single-trigger benefits for the purpose of:

- Maintaining our competiveness in attracting and retaining executive talent;
- Ensuring that our executives receive the benefit of their efforts prior to a change in control and are not penalized with a loss of equity compensation; and
- Further aligning the interests of our executives with our shareowners, since the risk of losing equity compensation could create a conflict of interest for our executives if the Company were pursuing a change-in-control transaction.

In light of the difficulty in determining relative performance achievement in our PSP following a change in control of the Company, we provide for payment of PSP awards for completed performance periods at actual achievement and for not-yet-completed performance periods at target. Further, in light of the seniority of our covered executives, and their proximity to retirement age, we believe that increasing their pension protection provides appropriate retirement security in their employment following a change in control.

As described elsewhere in this proxy statement, in February 2013, the Committee and the Board approved amending our change-in-control agreements with officers, including the NEOs, to move from a "single-trigger" to a "double-trigger" approach for acceleration of vesting of equity awards. This change will be implemented in our form change-in-control agreement by the end of 2013 and subsequently reflected in all existing and future agreements.

Part III: NEO Compensation

Overview

In this Part III, we describe the Committee's 2012 compensation decisions with respect to each NEO, other than the CEO, and its recommendations to the Board concerning the CEO. We also include a description of each NEO's accomplishments considered by the Committee when making its compensation decisions. In the compensation review used to establish our 2012 TDC levels, our CEO's target TDC was 91 percent of the CCG median, and our NEOs, in aggregate, had target TDC levels that were 86 percent of the CCG median.

Comparison of CEO's Compensation to Other NEOs' Compensation

We do not have a policy that would dictate a specific ratio of CEO compensation to other NEOs or the SLT. Generally, we base our compensation decisions on principles of internal equity and external market competitiveness. The difference that exists between our CEO's compensation and our other NEOs is based on the complexity of the CEO's leadership responsibilities for the global enterprise.

2012 Targeted Compensation Mix versus 2012 Actual "Realized" Compensation

We illustrate targeted compensation versus actual "realized" compensation *(excluding stock option exercises in 2012)* in the individual graphs for each NEO below.

The "Target" column includes:

       (i)   2012 actual base salary paid;

       (ii)   2012 target MIP; and

       (iii)   the target value of the 2010-2012 PSP granted in 2010.

The "Actual" column represents what we believe is the appropriate way to illustrate actual pay earned, and includes:

       (i)   2012 actual base salary paid;

       (ii)   2012 MIP paid in February 2013; and

       (iii)   2010-2012 PSP valued and paid in February 2013.

In comparing the following charts to the Summary Compensation Table, you will see that the value shown for the "equity awards" differs. Equity awards *granted* in 2012 are shown in the Summary Compensation Table, while equity awards valued and *paid* in 2013 for performance or service periods ending in 2012 are shown in the following charts. We value the equity awards for the 2010-2012 PSP in the following charts based on the closing price ($42.60) of the Company's common stock on February 8, 2013, which is the trading day immediately preceding the date the Committee approved payout of the PSP award.

John V. Faraci Chairman of the Board and Chief Executive Officer		
	John V. Faraci has over 38 years of service with the Company and has served as Chairman and CEO since November 2003. Earlier in 2003, he was elected President of International Paper, and he served as Executive Vice President and Chief Financial Officer from 2000 to 2003. From 1999 to 2000, he was Senior Vice President and Chief Financial Officer. From 1995 to 1999, he was Chief Executive Officer and Managing Director of Carter Holt Harvey Ltd., a former majority-owned subsidiary of International Paper located in New Zealand.	
2012 Compensation Decisions		
Element of Compensation	*Compensation Amount*	*Rationale*
2012 Actual Base Salary Paid	$1,391,000 *(no base salary increase in 2012)*	No base salary adjustment was deemed necessary in 2012 in light of our CCG benchmarking data.
2012 MIP Award	$1,784,500 *(87.6% combined Company and individual performance achievement)*	Mr. Faraci's MIP payout was based on the Company's financial performance and his individual achievements. Among the achievements considered by the Committee in its CEO evaluation and its compensation recommendations to the Board were: • Led the Company to generate strong cash flow and solid overall financial results, as well as significantly improved total shareholder return, despite economic challenges around the globe. • Successfully executed important strategic matters, such as integrating Temple-Inland, leveraging international presence (with recent transactions in Brazil and Turkey, for example), and investing in critical, long-term capital projects across the globe. • Proactively and effectively led CEO succession process, including overseeing smooth transition of SLT members into key new roles. • Continued to improve shareowner engagement through successful Investor Day conference and targeted investor outreach efforts.
2010-2012 PSP Payout	330,965 shares, including reinvested dividends *(valued at $14,099,109)*	PSP payout of 115.6% is based solely on the Company's performance achievement in relative ROI and relative TSR described in Part II.

The chart below compares Mr. Faraci's 2012 actual compensation paid against targeted compensation levels.



For details regarding stock options exercised by Mr. Faraci during 2012 (which are not reflected in the chart above), see the "Option Exercises and Stock Vested in 2012" table on page 72 of this proxy statement.

Carol L. Roberts		
Senior Vice President and Chief Financial Officer		
	Carol L. Roberts has over 31 years of service with the Company. She has served as our CFO since November 2011. Prior to this, she led our Industrial Packaging Group ("IPG") business, which represents a significant part of the Company's overall business. Ms. Roberts began her career with International Paper in 1981 as an Associate Engineer at a mill in Mobile, Alabama. Ms. Roberts was named Vice President of our Industrial Packaging business in 2000 and was named Senior Vice President in late 2005.	
2012 Compensation Decisions		
Element of Compensation	*Compensation Amount*	*Rationale*
2012 Actual Base Salary Paid	$720,000 *(incorporates 2.9% increase effective January 2012)*	Ms. Roberts received a base salary increase effective January 2012 to reflect the change in her leadership role. No further base salary adjustment was deemed necessary in 2012 in light of our CCG benchmarking data.
2012 MIP Award	$618,000 *(102.4% combined Company and individual performance achievement)*	Ms. Roberts' MIP payout was based on the Company's financial performance and her individual achievements. Among the achievements considered by the Committee were: • Transitioned smoothly and effectively into the CFO role, developing increasing credibility and rapport with investors and the Board and within the Company's finance organization. • Communicated effectively with investors, especially with respect to the Company's long-term strategy. • Executed excellent cash management and allocation decisions, including returning more cash to shareowners (a 14% dividend increase in 2012), aggressively reducing debt, and investing for the future.
2010-2012 PSP Payout	71,524 shares, including reinvested dividends *(valued at $3,046,922)*	PSP payout of 115.6% is based solely on the Company's performance achievement in relative ROI and relative TSR described in Part II.

The chart below compares Ms. Roberts' 2012 actual compensation paid against targeted compensation levels.



For details regarding stock options exercised by Ms. Roberts during 2012 (which are not reflected in the chart above), see the "Option Exercises and Stock Vested in 2012" table on page 72 of this proxy statement.

Mary A. Laschinger Senior Vice President, President – *xpedx*	
	Mary A. Laschinger has over 20 years of service with the Company. She has served as President – *xpedx* since January 2010 and as a Senior Vice President of the Company since January 2008. She previously served as Vice President and President – IP Europe, Middle East, Africa, and Russia from November 2005 through December 2007.

2012 Compensation Decisions		
Element of Compensation	*Compensation Amount*	*Rationale*
2012 Actual Base Salary Paid	$615,000 *(incorporates 8.1% increase effective January 2012)*	Ms. Laschinger received a base salary increase effective January 2012 to reflect her increased experience leading our *xpedx* business and better align her pay with comparable positions within our CCG companies. No further base salary adjustment was deemed necessary in 2012 in light of our CCG benchmarking data.
2012 MIP Award	$349,800 *(74.2% combined Company and individual performance achievement)*	Ms. Laschinger's MIP payout was based on the Company's financial performance and her individual achievements. Among the achievements considered by the Committee were: • Executed strategic initiatives to reposition *xpedx* business for future. • Strengthened *xpedx* in key leadership positions. • Successfully restructured *xpedx's* warehouse network and built a strategic sourcing capability to enhance profitability.
2010-2012 PSP Payout	53,676 shares, including reinvested dividends *(valued at $2,286,598)*	PSP payout of 115.6% is based solely on the Company's performance achievement in relative ROI and relative TSR described in Part II.

The chart below compares Ms. Laschinger's 2012 actual compensation paid against targeted compensation levels.



For details regarding stock options exercised by Ms. Laschinger during 2012 (which are not reflected in the chart above), see the "Option Exercises and Stock Vested in 2012" table on page 72 of this proxy statement.

Tim S. Nicholls
Senior Vice President, Printing & Communications Papers and IP Latin America (former CFO)

 Tim S. Nicholls has over 21 years of service with the Company. Mr. Nicholls served as our CFO from December 2007 through November 2011, when he assumed responsibility of our Printing and Communication Papers ("P&CP") and Latin American businesses. Mr. Nicholls previously served as Vice President and Executive Project Leader of IP Europe during 2007, and Vice President and CFO of IP Europe from 2005 to 2007. He was also President of Weldwood (formerly a wholly owned subsidiary of International Paper headquartered in Vancouver, Canada) from 2002 to 2005.

2012 Compensation Decisions		
Element of Compensation	*Compensation Amount*	*Rationale*
2012 Actual Base Salary Paid	$710,000 *(no base salary increase in 2012)*	No base salary adjustment was deemed necessary in 2012 in light of our CCG benchmarking data.
2012 MIP Award	$412,500 *(68.3% combined Company and individual performance achievement)*	Mr. Nicholls' MIP payout was based on the Company's financial performance and his individual achievements. Among the achievements considered by the Committee were: • Transitioned smoothly and effectively from CFO into new role leading global P&CP business. • Strengthened P&CP business in key leadership positions. • Led successful execution of key strategic projects, including entry into IP Orsa corrugated packaging joint venture in Brazil and repurposing of Franklin, VA paper mill for fluff pulp production.
2010-2012 PSP Payout	80,575 shares, including reinvested dividends *(valued at $3,432,495)*	PSP payout of 115.6% is based solely on the Company's performance achievement in relative ROI and relative TSR described in Part II.

The chart below compares Mr. Nicholls' 2012 actual compensation paid against targeted compensation levels.



Sharon R. Ryan	
Senior Vice President, General Counsel and Corporate Secretary	
	Sharon R. Ryan has 25 years of service with the Company. Ms. Ryan was appointed to the position of Senior Vice President, General Counsel and Corporate Secretary in November 2011, following her service as Acting General Counsel and Corporate Secretary since May 2011 and Vice President since February 2011. Ms. Ryan previously served in a variety of legal roles, including as Chief Ethics and Compliance Officer (beginning in 2009), Associate General Counsel – Corporate Law, and General Counsel of various business divisions within the Company.

2012 Compensation Decisions		
Element of Compensation	*Compensation Amount*	*Rationale*
2012 Actual Base Salary Paid	$485,000 *(no base salary increase in 2012)*	No base salary adjustment was deemed necessary in 2012 in light of our CCG benchmarking data.
2012 MIP Award	$342,800 *(85.2% combined Company and individual performance achievement)*	Ms. Ryan's MIP payout was based on the Company's financial performance and her individual achievements. Among the achievements considered by the Committee were: • Obtained regulatory approval for and successfully closed Temple-Inland acquisition and subsequent divestiture of containerboard mills, and successfully resolved significant Temple-Inland legal contingencies. • Established and enhanced a strong working relationship with the Board. • Strengthened the global legal department in key leadership positions with a focus on augmenting the ethics and compliance function.
2010-2012 PSP Payout	7,398 shares, including reinvested dividends *(valued at $315,155)*	PSP payout of 115.3% is based solely on the Company's performance achievement in relative ROI and relative TSR described in Part II (with non-officer metric weighting of 75% for relative ROI and 25% for relative TSR, as Ms. Ryan was not an officer during 2010 when this PSP award was granted).

The chart below compares Ms. Ryan's 2012 actual compensation paid against targeted compensation levels.



For details regarding stock options exercised by Ms. Ryan during 2012 (which are not reflected in the chart above), see the "Option Exercises and Stock Vested in 2012" table on page 72 of this proxy statement.

Part IV: Other Governance and Compensation Related Matters

Insider Trading and Anti-Hedging/Anti-Pledging Policies

The Company has adopted comprehensive and detailed policies that regulate trading in Company securities by our insiders, including SLT and Board members. These policies include information regarding trading "blackout" periods and explain when transactions in Company securities are permitted. The policies also set forth certain types of transactions that are strictly prohibited, including:

- publicly traded options, such as puts, calls and similar instruments, and short sales;
- hedging and monetization transactions, such as zero-cost collars and forward-sale contracts; and
- margin accounts and pledges.

Rule 10b5-1 Trading Plans

SLT members are permitted to establish trading plans established under Section 10b5-1 of the Exchange Act during certain open trading windows when the executive does not possess any material, non-public information about the Company. The purpose of these plans is to permit the executive to diversify his or her holdings of Company stock during periods in which the executive would otherwise be unable to buy or sell such stock because he or she possessed material, non-public information about the Company. In consultation with his or her financial advisor, each executive enters into his or her own pre-determined plan, which includes specific instructions for the broker to exercise stock options and/or sell Company stock on the open market. Any such trading plan must be submitted in writing to the Company's General Counsel for review and approval prior to its effective date and must meet certain requirements, including:

- no purchases or sales of Company securities may be made outside of the plan, once in effect;
- the plan must run for at least one year and no more than 18 months (but can end prior to that time if all sales or purchases have been completed);
- a plan may not be voluntarily terminated prior to its expiration date without the General Counsel's pre-approval or when the executive possesses any material, non-public information about the Company, and a new plan may not be established until at least 180 days after any such voluntary termination;
- the first trade under the plan cannot occur until 30 days after execution of the plan; and
- execution of the plan is disclosed in an SEC filing.

Mr. Faraci is our only SLT member who currently has a 10b5-1 trading plan.

Officer Stock Ownership and Retention Requirements

All of our officers are expected to own shares of our common stock with a minimum market value based on a multiple of base pay. This policy is intended to align our officers' interests with those of our shareowners and encourage long-term shareowner value creation by requiring officers to have a significant equity stake in the Company. Our stock ownership requirements are based on position level:

Position Level	Ownership Requirement
Chief Executive Officer	5x base pay
Senior Vice President	2x base pay
Vice President	1x base pay

Effective January 1, 2013, officers are required to retain fifty percent of their net shares paid under any Company long-term incentive plan or program, such as shares paid out under the PSP and vested RSA shares, until their ownership requirements are satisfied. Prior to this date, officers were simply encouraged (but not required) to retain stock awards paid under the PSP and had a grace period of four years from their election, appointment or promotion to meet the ownership requirement. The Committee made this modification to ensure that executives are continually and steadily building a minimum level of ownership in the Company. Stock ownership is reviewed annually by the Committee to assure compliance. As of our last annual evaluation, all SLT members were in compliance.

Board Policy on Personal Use of Company Aircraft and Vehicle

The Board continues to believe that the CEO should use Company aircraft and a Company vehicle for business continuity and efficiency purposes. Use of the Company aircraft allows the CEO to be available at all times for business needs, whether on business or personal travel. Pursuant to Board resolutions and his Time Sharing Agreement, Mr. Faraci is required to reimburse the Company for the incremental cost of personal use of the aircraft above $75,000, excluding travel relating to recent health issues of an immediate family member.

The Company also provides the CEO with the use of a vehicle and driver. Mr. Faraci reimbursed the Company for all costs associated with the personal use of the vehicle itself in 2012. The value of personal use of the driver that the CEO does not reimburse is imputed income to him (not grossed up for taxes), and is disclosed in the "All Other Compensation" table in Part V.

Clawback or Forfeiture of Incentive Awards

Both MIP and PSP awards are subject to a clawback provision contained in our plan documents. Under this clawback provision, if the Company's financial statements are restated as a result of errors, omission, or fraud, the Committee may, in its discretion, based on the facts and circumstances surrounding the restatement, require some or all participants to return all or a portion of their awards to the Company.

In addition, both MIP and PSP awards may be forfeited in the event a participant engages in conduct that is detrimental to the business interest or reputation of the Company. Additionally, an SLT member who does not provide one-year's notice of retirement may forfeit his or her MIP and PSP awards.

Non-Competition and Non-Solicitation Agreements

The Company maintains Non-Competition and Non-Solicitation Agreements with leaders of the Company to protect confidential information and trade secrets from unauthorized use or disclosure. Each of our NEOs has entered into a Non-Competition Agreement and a Non-Solicitation Agreement. Violation of these agreements results in clawback or forfeiture of incentive compensation awards.

Board Policy on (Non-CIC) Severance Agreements with Senior Officers

A supplemental severance payment to the CEO must be approved by the independent directors of the Board. A supplemental severance payment to any other executive officer must be approved by the Committee. Moreover, pursuant to a 2005 Board policy, in the absence of a change in control, the supplemental severance, plus severance under the Salaried Employee Severance Plan, may not exceed two times base salary plus target MIP for the year in which the termination occurs. This limit does not apply to other benefits that may be payable, such as restricted stock, PSP, retirement benefits, or post-termination benefits that are available to employees generally, such as continued medical and dental benefits. Any severance amount greater than the amount described above must be approved in advance by our shareowners.

Prohibition on Repricing

We do not backdate or reprice equity grants. Our incentive compensation plan provides that stock options may not be repriced, directly or indirectly, without the prior consent of the Company's shareowners. The exchange of an "underwater" option (*i.e.*, an option having an exercise price in excess of the current market value of the underlying stock) for another award or for cash would be considered an indirect repricing and, therefore, would require the prior consent of our shareowners.

Equity Grant Practices

The Company does not have any program, plan or practice to time, and has not timed, equity grants in coordination with the release of material non-public information. The Company does not grant equity awards based on our stock price.

Annual equity grants (including *pro rata* grants for promotions and employees hired in the prior year) under the PSP are approved at the Committee's meeting in December. Having a pre-determined annual grant date minimizes any concern that grant dates could be selectively chosen based upon market price at any given time.

Service-based restricted stock awards are used infrequently, and may be granted anytime during the year by Mr. Karre (as delegated by the Board) within parameters approved by the Committee. An award to an SLT member requires approval by the Committee (or by the Board for an award to the CEO).

Deductibility of Executive Compensation

The goal of the Committee is to comply with the provisions of Section 162(m) of the Code, which allows the Company to take an income tax deduction for compensation up to $1 million and for certain compensation exceeding $1 million paid in any taxable year to a "covered employee" as that term is defined in the Code. We generally structure incentive compensation plans with the objective that amounts paid under those plans will be tax deductible, and the plans must be approved by the Company's shareowners. However, the Committee may elect to provide incentive compensation outside the requirements of Section 162(m) when necessary to achieve its compensation objectives. Each element of incentive compensation earned by our NEOs in 2012 qualified as performance-based compensation under Section 162(m).

Accounting for Stock-Based Compensation

The Company withholds PSP shares payable to a participant at the statutory minimum withholding rate to pay the participant's federal taxes. However, SLT members may elect to have additional shares withheld (up to 85 percent of the earned award) for payment of taxes. Because we offer this option to our SLT, their PSP awards are considered "liability" awards for accounting purposes. This means that we re-measure the amount of the PSP liability at fair market value at each quarterly balance sheet date with the resulting income or expense recorded by the Company in the quarter. The accounting treatment of stock-based compensation is not determinative of the type, timing, or amount of any particular grant made to our employees.

Summary of 2013 Plan Design Changes

Program Element	Design Change	Rationale
Variable Compensation		
Both MIP and PSP	• Beginning with the 2013 MIP and PSP, the return on investment metric will be defined as "Return on Invested Capital" ("ROIC"), replacing the previously used return on investment calculation of "Return on Capital Employed."	• More closely aligns with the interests of the investment community, as most investors and stock analysts use ROIC as the primary measure for our returns versus the cost of capital
Executive Benefits		
Change-in-Control Agreements	• By the end of 2013, our change-in-control agreements will be amended to move from a "single-trigger" to a "double-trigger" approach [A] for acceleration of vesting of equity awards - *(NOTE: this change will be reflected in all existing and future agreements)* - [A] *This "double-trigger" approach requires both (1) a change in control and (2) a qualifying termination of employment (i.e., involuntary termination without cause or departure for "good reason") in order to receive the benefit of their unvested equity awards*	• The double-trigger requirement is widely recognized as a good governance practice • Prevents officers from receiving an automatic windfall in the event of a change in control • Serves as an incentive for the officers to continue with the Company through and after a change in control

Compensation Committee Report

On behalf of the Board of Directors, the Management Development and Compensation Committee of the Board of Directors, referred to as the Committee, oversees the Company's compensation programs. In fulfilling its oversight responsibilities, the Committee has reviewed and discussed the Compensation Discussion and Analysis included in this proxy statement with the Company's executive officers.

Based on the review and discussions referred to above, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and its proxy statement on Schedule 14A filed in connection with the Company's 2013 Annual Meeting of Shareowners.

This report shall not be deemed to be incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and shall not otherwise be deemed filed under such laws.

Management Development and Compensation Committee

J. Steven Whisler, Chairman	John L. Townsend, III
David J. Bronczek	William G. Walter
Ilene S. Gordon	

Part V: Additional Information about Our Executive Compensation

The following tables in this Part V provide detailed information regarding compensation for our NEOs.

Summary Compensation Table

The table below shows base salary, stock awards under our PSP and, if applicable, RSA program, cash awards under our MIP, the change in pension value, and all other compensation to our NEOs for the years ended December 31, 2010, 2011, and 2012.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Change in Pension Value ($)(3)	All Other Compensation ($)(4)(5)	Total ($)
John V. Faraci	2012	1,391,000	8,852,190	1,784,500	4,030,693	368,908	16,427,291
Chairman of the Board and	2011	1,374,375	9,001,717	2,500,000	3,196,058	335,563	16,407,713
Chief Executive Officer (Principal Executive Officer)	2010	1,308,725	7,424,073	2,250,000	5,545,920	652,395	17,181,113
Carol L. Roberts	2012	720,000	2,021,011	618,000	2,745,057	102,091	6,206,159
Senior Vice President and	2011	694,750	1,994,330	865,000	1,700,440	110,932	5,365,452
Chief Financial Officer (Principal Financial Officer)	2010	679,000	1,604,367	1,073,500	1,597,086	58,619	5,012,572
Mary A. Laschinger	2012	615,000	2,430,558	349,800	1,070,865	78,042	4,544,265
Senior Vice President	2011	561,750	1,534,923	575,000	882,652	72,761	3,627,086
President xpedx							
Tim S. Nicholls	2012	710,000	2,021,011	412,500	1,705,285	65,820	4,914,616
Senior Vice President	2011	695,000	2,283,612	825,000	1,259,008	153,366	5,215,986
Printing & Communications Papers and IP Brazil	2010	650,000	1,807,380	782,800	803,277	138,552	4,182,009
Sharon R. Ryan	2012	485,000	2,281,295	342,800	1,047,822	46,380	4,203,297
Senior Vice President							
General Counsel and Corporate Secretary							

(1) A discussion of the assumptions used in calculating these values for the 2012 fiscal year may be found in Note 17 to our audited financial statements beginning on page 85 of our annual report on Form 10-K filed with the SEC on February 26, 2013. The value shown for 2012 includes the aggregate grant date fair value of each NEO's 2012-2014 PSP award (and, for Ms. Ryan, the aggregate grant date fair value of a pro-rated 2011-2013 PSP award she received in January 2012) computed in accordance with FASB ASC Topic 718 based on the probable satisfaction of the performance conditions at January 1, 2012, for such award (*i.e.,* 100 percent of target). The maximum value of the 2012-2014 PSP awards (and for Ms. Ryan, the maximum value of her 2012-2014 PSP award and pro-rated 2011-2013 PSP award combined) based on achieving maximum Company performance is as follows: Mr. Faraci: $17,704,379; Ms. Roberts: $4,042,022; Ms. Laschinger: $3,103,617; Mr. Nicholls: $4,042,022; and Ms. Ryan: $4,839,462.

(2) Represents the amount earned under the MIP based on Company and individual performance during the year shown, which is paid in February of the following year.

(3) Amounts shown in this column represent the change in accruals under our Retirement Plan, Pension Restoration Plan, and SERP as shown in the "Pension Benefits" table. Importantly, the change in pension value is not currently paid to an executive as compensation, but is a measurement of the change in value of the pension from the prior year. Changes in value arise from additional benefit accruals for another year of service, changes in pensionable compensation, the decrease in the discount period and the impact of a change in the discount rate from the prior year's measurement. The discount rate used is the same as the rate used by the Company for financial statement disclosure as of the end of the fiscal year. This rate is based on economic conditions at year end.

The NEOs do not receive "preferential or above market" earnings on non-qualified deferred compensation. Accordingly, there is no amount included in this column for this type of earnings credit.

(4) The value of dividends expected to be paid on each NEO's PSP awards is reflected in the aggregate grant date fair value of such PSP awards (computed in accordance with FASB ASC Topic 718), which are

disclosed in the "Stock Awards" column. Accordingly, the value of dividends earned and paid on PSP payouts during the years shown are not included as "All Other Compensation." As a result, "All Other Compensation" amounts are restated for prior years to reflect the exclusion of amounts for dividends realized. These amounts were incorrectly included as "All Other Compensation" in prior years.

(5) A breakdown of the "All Other Compensation" amounts for 2012 is shown in the following table:

Name	Company Matching Contribution ($)(a)	Group Life Insurance ($)(b)	ESIP ($)(c)	Corporate Aircraft and Vehicle ($)(d)	Directors' Charitable Award Program ($)(e)	Company Matching Gift ($)(f)	Amount Related to Overseas Assignment ($)(g)	Total ($)(h)
John Faraci	186,768	6,713	36,556	114,534	18,332	6,005	-	368,908
Carol Roberts	76,080	3,473	16,490	-	-	6,048	-	102,091
Mary Laschinger	54,245	2,967	14,018	-	-	6,000	812	78,042
Tim Nicholls	33,607	3,427	18,974	-	-	9,000	812	65,820
Sharon Ryan	43,680	2,340	-	-	-	360	-	46,380

(a) Represents the Company match to the NEO's contribution to the Salaried Savings Plan and Deferred Compensation Savings Plan, as shown in the "Non-Qualified Deferred Compensation Plan" table.

(b) Represents the Company's annual premium payment for the NEO's group life insurance benefit.

(c) Represents the amount paid by the Company for the NEO's executive supplemental insurance program ("ESIP").

(d) Includes $104,515 of aggregate incremental cost to the Company of Mr. Faraci's personal travel on Company aircraft. Pursuant to Board resolutions and his Time Sharing Agreement, Mr. Faraci reimbursed the Company for the incremental cost of personal use of the aircraft above $75,000, excluding travel relating to recent health issues of an immediate family member. We calculate the incremental cost of personal use of the Company aircraft based upon the per mile variable cost of operating the aircraft multiplied by the number of miles flown for personal travel by Mr. Faraci. The variable operating costs include fuel, maintenance, airway fees, user fees, communication, crew expenses, supplies and catering. We impute into Mr. Faraci's income the value of personal use of the aircraft in accordance with IRS regulations, minus the amounts he reimbursed during the calendar year. Mr. Faraci receives no tax gross-up on this imputed income.

Also includes $10,019 for the value of personal use of a driver for a vehicle provided by the Company to Mr. Faraci. Mr. Faraci reimbursed the Company for all costs associated with the personal use of the vehicle itself in 2012. The value of personal use of the driver that he did not reimburse is imputed income to him (not grossed up for taxes).

(e) Represents a ratable share of the Company's total annual non-cash expense of the charitable award program described under "Director Compensation" attributable to directors who served during 2012. Mr. Faraci is eligible to participate in this program as a member of our Board. Mr. Faraci does not receive any other compensation as a member of our Board. The legacy director charitable award program was closed to new directors as of July 1, 2007.

(f) Represents the Company's 60-percent match of each NEO's donation to the United Way of America as part of a Company-wide campaign.

(g) Represents standard amounts payable under our Global Mobility Policy for expatriates. For Ms. Laschinger, represents payment of tax preparation fees relating to her overseas assignment, which ended in 2009. For Mr. Nicholls, represents payment of tax preparation fees relating to his overseas assignment, which ended in 2008.

(h) Represents the sum of columns (a) through (g).

Grants of Plan-Based Awards During 2012

The table below shows payout ranges for our NEOs under the 2012 MIP and 2012-2014 PSP, described in our CD&A. There were no stock options granted to our NEOs in 2012.

Name	Committee Action Date (1)	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock (#)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
			Threshold ($)	Target ($)	Maximum ($)(2)	Threshold (#)	Target (#)	Maximum (#)		
John Faraci			509,275	2,037,100	4,074,200					
	12/13/2011	1/1/2012				33,587	268,696	537,392		8,852,190
Carol Roberts			150,950	603,800	1,207,600					
	12/13/2011	1/1/2012				7,668	61,345	122,690		2,021,011
Mary Laschinger			117,900	471,600	943,200					
	12/13/2011	1/1/2012				5,888	47,103	94,206		1,551,808
	2/13/2012	3/1/2012							25,000	878,750
Tim Nicholls			150,950	603,800	1,207,600					
	12/13/2011	1/1/2012				7,668	61,345	122,690		2,021,011
Sharon Ryan			100,600	402,400	804,800					
	12/13/2011	1/1/2012				5,154	41,232	82,464		2,281,295

(1) The 2012-2014 PSP grant was approved by the Committee for all NEOs (except Mr. Faraci, whose grant was approved by the full Board) at its December meeting, effective the first business day of the following calendar year.

(2) Non-equity incentive plan awards are intended to qualify as performance-based compensation under Code Section 162(m) and are awarded pursuant to the 2009 Incentive Compensation Plan approved by our shareowners. The maximum individual award under the Section 162(m) plan is capped at $10 million.

(3) The amount shown in this column reflects a restricted stock award to Ms. Laschinger, which vests on December 31, 2014.

(4) The amounts shown in this column reflect the grant date fair value of the 2012-2014 PSP awards (and, for Ms. Ryan, the grant date fair value of a pro-rated 2011-2013 PSP award she received in January 2012) computed in accordance with FASB ASC Topic 718 based on the probable satisfaction of the performance conditions at January 1, 2012 for such awards (*i.e.,* 100 percent of target), as explained in further detail in the narrative following this table. The grant date fair value of the restricted stock award is based on the closing price of the Company's common stock on the date immediately preceding the effective date of the grant.

Narrative to the Grants of Plan-Based Awards Table

Estimated Possible Payouts under Non-Equity Incentive Plan Awards

These columns show the threshold, target and maximum payouts under the 2012 MIP. The actual amount paid is shown in the Summary Compensation Table.

The amount shown in the "Threshold" column is the amount that would be paid under the 2012 MIP if the Company achieved the minimum performance level required in at least one performance metric: Absolute ROI or Cash Flow from Operations. Since each metric is evenly weighted at 50 percent, a threshold payout at 50 percent would result in weighted performance achievement of 25 percent (or one-half of 50 percent). Minimum performance in at least one objective is required to fund an MIP award pool.

The amount shown in the "Maximum" column is the possible payout for each NEO based on maximum Company performance achievement (excluding any special recognition award that may be recommended by the CEO for exceptional individual performance, which awards are funded and limited by the aggregate MIP award pool). The amount is based on maximum Company performance of 200 percent.

Estimated Future Payouts under Equity Incentive Plan Awards

These columns show the threshold, target and maximum payouts under the 2012-2014 PSP.

The amount shown in the "Threshold" column is the number of shares each NEO would receive if the Company achieved the minimum performance level in either Relative ROI or Relative TSR to achieve a payout of 12.5 percent (which represents 25 percent threshold for either metric, which is weighted at 50 percent).

The amount shown in the "Maximum" column is the possible number of shares each NEO would receive based on maximum Company performance of 200 percent.

Grant Date Fair Value of Stock and Option Awards

With the exception of Ms. Laschinger's restricted stock award and Ms. Ryan's pro-rated 2011-2013 PSP award, the amounts shown in this column reflect the grant date fair value of the awards granted to each NEO under the 2012-2014 PSP computed in accordance with FASB ASC Topic 718 based on the probable satisfaction of the performance conditions at January 1, 2012 for such awards (*i.e.,* 100 percent of target). For the ROI component of the awards, the grant date fair value is based on the closing price of our common stock on the date immediately preceding the grant date. Valuing TSR is more complicated because the value must take into account the probable expense of the 2012-2014 PSP based on our expected future performance relative to the other companies in our TSR Peer Group. The market value of the TSR component is based on a Monte Carlo simulation as prescribed by FASB ASC Topic 718.

The amount ultimately paid to PSP participants may or may not be the same amount as the value shown in the table due to two factors: (1) the ultimate number of shares paid to our PSP participants will vary based on the relative performance of the Company to the other companies in our TSR and ROI Peer Groups; and (2) the value of the PSP award received by each participant is based on the fair value of the Company's stock as of the effective date of the award.

Outstanding Equity Awards at December 31, 2012

The following table shows the outstanding equity awards held by our NEOs as of December 31, 2012.

	Option Awards			Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)(1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
John Faraci				591,091[3]	23,549,061	447,848[4]	17,842,267
	48,000	39.14	10/14/2013				
Carol Roberts				123,935[5]	4,937,581	101,094[6]	4,027,605
	11,000	39.14	10/14/2013				
Mary Laschinger				119,629[7]	4,766,016	77,692[8]	3,095,266
	6,000	39.14	10/14/2013				
Tim Nicholls				140,588[9]	5,601,030	106,574[10]	4,245,902
	9,000	39.14	10/14/2013				
Sharon Ryan				26,586[11]	1,059,173	66,730[12]	2,658,521
	6,000	40.62	10/11/2014				
	5,500	38.41	5/10/2014				
	6,750	39.14	10/14/2013				

(1) We moved away from stock options for executive officers in 2004. All outstanding unvested options were vested by the Company on July 12, 2005. Therefore, no NEO had any unearned or unexercisable options as of December 31, 2012.

(2) The market value is calculated based on the closing price of our common stock on December 31, 2012 of $39.84.

(3) Includes (i) an executive continuity award of 16,000 shares of restricted stock awarded for retention purposes that vested on February 16, 2013, based on attaining the age and service requirements, and 7,553 reinvested dividends on those shares. The executive continuity award program provided for a tandem grant of stock options and restricted stock in a 5:1 ratio (five options to one share). Upon vesting, the values of both the restricted shares and the stock options was calculated and Mr. Faraci was then entitled to receive either the shares or the options (he received the shares). The amount shown also includes (i) 525,608 shares of restricted stock awarded under the PSP that have been "banked" for 2010 and 2011, but remain unpaid until the end of the applicable, full three-year performance period, and (ii) 41,930 shares acquired in respect of reinvested dividends.

(4) The amount shown includes the following shares of restricted stock that remain subject to open PSP performance periods: (i) 159,400 shares awarded under the 2011-2013 PSP and (ii) 268,696 shares awarded under the 2012-2014 PSP and (iii) 19,752 reinvested dividends on those shares.

(5) Includes (i) 114,790 shares of restricted stock awarded under the PSP that have been "banked" for 2010 and 2011, but remain unpaid until the end of the applicable, full three-year performance period, and (ii) 9,145 shares acquired in respect of reinvested dividends.

(6) The amount shown includes the following shares of restricted stock that remain subject to open PSP performance periods: (i) 35,315 shares awarded under the 2011-2013 PSP and (ii) 61,345 shares awarded under the 2012-2014 PSP and (iii) 4,434 reinvested dividends on those shares.

(7) Includes (i) 87,084 shares of restricted stock awarded under PSP that have been "banked" for 2010 and 2011, but remain unpaid until the end of the applicable, full three-year performance period, (ii) 6,928 shares acquired in respect of reinvested dividends and (iii) a restricted stock award of 25,000 shares that will vest December 31, 2014 and 617 reinvested dividends on those shares.

(8)   The amount shown includes the following shares of restricted stock that remain subject to open PSP performance periods: (i) 27,180 shares awarded under the 2011-2013 PSP and (ii) 47,103 shares awarded under the 2012-2014 PSP and (iii) 3,409 reinvested dividends on those shares.

(9)   Includes (i) 130,223 shares of restricted stock awarded under the PSP that have been "banked" for 2010 and 2011, but remain unpaid until the end of the applicable, full three-year performance period, and (ii) 10,365 shares acquired in respect of reinvested dividends.

(10) The amount shown includes the following shares of restricted stock that remain subject to open PSP performance periods: (i) 40,438 shares awarded under the 2011-2013 PSP and (ii) 61,345 shares awarded under the 2012-2014 PSP and (iii) 4,791 reinvested dividends on those shares.

(11) Includes (i) 25,253 shares of restricted stock awarded under the PSP that have been "banked" for 2010 and 2011, but remain unpaid until the end of the applicable, full three-year performance period, and (ii) 1,333 shares acquired in respect of reinvested dividends.

(12) The amount shown includes the following shares of restricted stock that remain subject to open PSP performance periods: (i) 23,306 shares awarded under the 2011-2013 PSP and (ii) 41,232 shares awarded under the 2012-2014 PSP and (iii) 2,192 reinvested dividends on those shares.

Option Exercises and Stock Vested in 2012

The following table shows the amounts received upon the exercise of stock options in 2012 and the vesting in 2012 of shares previously awarded under the PSP or our other restricted stock programs as described in our CD&A.

Name	Option Exercises		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)(2)	Value Realized on Vesting ($)(3)
John Faraci	90,500	290,870	284,495	9,061,166
Carol Roberts	15,000	37,374	55,948	1,781,944
Mary Laschinger	10,000	30,405	37,571	1,196,636
Tim Nicholls	-	-	63,434	2,020,373
Sharon Ryan	4,500	13,725	7,031	223,937

(1) Because the shares were sold immediately upon exercise of each of these options, the value realized on exercise of the option is the difference between the actual sales price and the exercise price of the option.

(2) Amounts shown represent shares of restricted stock and shares acquired in respect of reinvested dividends under the PSP that vested on February 13, 2012.

(3) Represents the value of the vested shares based on our closing stock price on the date immediately preceding the vesting date of the award: $31.85 for each share.

Pension Benefits in 2012

The following table shows the present value of benefits payable to our NEOs under our Retirement Plan, Pension Restoration Plan, or SERP at December 31, 2011 and December 31, 2012. The change in the present value of the accrued benefit is shown in the "Change in Pension Value" column of the Summary Compensation Table for 2012.

All of our NEOs are eligible for a benefit calculated under the Retirement Plan. The NEOs are also eligible for a benefit that is calculated under the Pension Restoration Plan formula. All of the NEOs are eligible for a benefit under the SERP formula. We amended the SERP to comply with Section 409A of the Code, effective January 1, 2008. As amended, the benefit under SERP Formula A is paid from the SERP, even if the applicable formula that determines the benefit is the formula under the Pension Restoration Plan. As a result of this change, the pension benefits shown below for Mr. Faraci are shown as coming from the SERP rather than the Pension Restoration Plan. This differs from the pension benefits shown for Ms. Roberts, Ms. Laschinger, Mr. Nicholls and Ms. Ryan, who became eligible for the SERP after July 1, 2004, and whose benefit is therefore calculated under SERP Formula B. Under Formula B, the portion of the benefit that is earned prior to SERP eligibility is paid under the Pension Restoration Plan, and the portion earned following SERP eligibility is paid from the SERP. No NEO received payments of a retirement benefit in 2012.

Name	Plan Name	Number of Years of Credited Service in 2012 (#)	12/31/2011 Present Value of Accumulated Benefit ($)(1)	12/31/2012 Present Value of Accumulated Benefit ($)(2)
John Faraci	Retirement Plan	38.33	1,672,698	1,890,441
	Pension Restoration Plan	38.33	—	—
	SERP	38.33	33,316,539	37,129,489
	Total		34,989,237	39,019,930
Carol Roberts	Retirement Plan	31.5	943,030	1,252,112
	Pension Restoration Plan	31.5	610,820	769,795
	SERP	31.5	5,107,952	7,384,952
	Total		6,661,802	9,406,859
Mary Laschinger	Retirement Plan	20.33	576,559	780,880
	Pension Restoration Plan	20.33	441,044	556,719
	SERP	20.33	1,983,541	2,734,410
	Total		3,001,144	4,072,009
Tim Nicholls	Retirement Plan	21.25	541,137	740,422
	Pension Restoration Plan	21.25	426,986	543,915
	SERP	21.25	2,520,659	3,909,730
	Total		3,488,782	5,194,067
Sharon Ryan	Retirement Plan	24.50	743,475	988,017
	Pension Restoration Plan	24.50	494,282	617,984
	SERP	24.50	326,980	1,006,558
	Total		1,564,737	2,612,559

(1) The calculation of the present value of accumulated benefits as of December 31, 2011, assumes a discount rate of 5.10 percent for annuity payments and deferral periods and 2.60 percent for lump sum payments. The calculation further assumes benefit commencement at the earliest age at which the NEO would be entitled to an unreduced benefit (the earlier of age 61 and completion of 20 years of service or age 62 and completion of 10 years of service). For individuals who are already eligible for an unreduced benefit, we use their age as of the end of the fiscal year.

(2) The calculation of the present value of accumulated benefits as of December 31, 2012, assumes a discount rate of 4.10 percent for annuity payments and deferral periods and 1.60 percent for lump sum payments. The assumptions regarding the benefit commencement date are the same as described in footnote (1).

Narrative to Pension Benefits Table

Retirement Plan of International Paper Company

Our Retirement Plan is a funded, tax-qualified plan that covers all U.S. salaried employees hired prior to July 1, 2004. U.S. employees hired on or after July 1, 2004, are eligible for a Company-paid retirement savings account in our Salaried Savings Plan and DCSP in lieu of participation in the Retirement Plan. All of our NEOs were hired prior to July 1, 2004 and are eligible to participate in the Retirement Plan.

We calculate the benefit under the Retirement Plan at the rate of 1.67% of the participant's average pensionable earnings received over the highest five consecutive calendar years of the last 10 calendar years, multiplied by his or her years of service, then reduced by a portion of Social Security benefits. We include as pensionable earnings the participant's base salary plus MIP awards that were not deferred, up to the maximum limit set by the IRS.

International Paper Company Pension Restoration Plan for Salaried Employees

Our supplemental retirement plan for our salaried employees is an unfunded, non-qualified plan that covers all U.S. salaried employees hired prior to July 1, 2004. This plan augments our Retirement Plan by providing retirement benefits based on compensation that is greater than the limits set by the IRS. We include as eligible compensation under this plan the participant's base salary plus MIP awards, including amounts deferred. All of our NEOs were hired prior to July 1, 2004 and are eligible to participate in the Pension Restoration Plan.

We calculate the benefit under the Pension Restoration Plan in the same manner as the Retirement Plan, then reduce the benefit by the amount payable under the Retirement Plan.

The International Paper Company Unfunded Supplemental Retirement Plan for Senior Managers

Our SERP is an alternative retirement plan available to certain senior executives, including the NEOs. The SERP was closed to new participants, effective January 1, 2012. SERP benefits vest once the participant reaches age 55 and has completed five years of service. The normal form of payment is a lump sum. We calculate benefits under the SERP under one of two formulas based on the participant's date of eligibility for SERP participation. Benefits are payable under the SERP on the later of the participant's retirement date or the date six months following separation from service. We define "retirement date" as the date the participant reaches the earlier of age 55 with 10 years of service or age 65 with five years of service.

A participant who has announced retirement at least 12 months in advance has the right to lock-in a discount rate used to determine the amount of the lump sum payment based on the average for the month in which they choose to lock-in. Mr. Faraci has locked-in the discount rate under this provision.

- *Participants eligible to participate prior to July 1, 2004 (Formula A):*

  We calculate benefits under this formula as the greatest of (i) the sum of the benefits under our Retirement Plan and Pension Restoration Plan; (ii) the lesser of 3.25% of eligible compensation, defined below, multiplied by the participant's years of service or 50% of eligible compensation, with both amounts reduced by a portion of Social Security benefits; or (iii) 25% of eligible compensation. The benefit payable under the SERP is reduced by the benefits payable under the Retirement Plan. In calculating benefits under (ii) and (iii), we include as eligible compensation the sum of (a) the participant's highest annual base salary during any of the three consecutive calendar years prior to retirement and (b) the participant's target MIP for the year of retirement. The benefit for Mr. Faraci is calculated under SERP Formula A.

- *Participants eligible to participate on or after July 1, 2004 (Formula B):*

  We calculate benefits under this formula at the same rate as our Retirement Plan and Pension Restoration Plan. Participants are eligible to receive a lump sum payment of the benefit earned for service after becoming eligible in the SERP; the benefit earned prior to SERP eligibility remains payable as an annuity. The benefit for Ms. Roberts, Ms. Laschinger, Mr. Nicholls and Ms. Ryan is calculated under SERP Formula B.

In the event of termination for cause, an executive whose SERP benefit is calculated under Formula A would forfeit the right to receive a lump sum benefit under the SERP, and his or her vested retirement benefits under the Retirement Plan and the Pension Restoration Plan would be paid as an annuity.

Policies with Regard to Granting Additional Years of Service

Our change in control agreements described in our CD&A provide three years of age and three years of service to be added to the calculation of retirement benefits in the event of termination of an NEO's employment following a change in control.

Eligibility for Early Retirement Benefits

Normal retirement under our Retirement Plan and Pension Restoration Plan is age 65.

Participants, including the NEOs, are eligible for early retirement under the Retirement Plan, the Pension Restoration Plan and the SERP at age 55 with 10 years of service. However, a participant's accrued benefit is reduced by 4% for each year that the participant retires before reaching age 62. Participants are eligible for an unreduced benefit once they reach age 61 and have completed at least 20 years of service with us.

As of December 31, 2012, Mr. Faraci is eligible for early retirement; his benefit would be unreduced based on age and years of service.

Ms. Roberts is currently vested in the retirement plans, but she will not be eligible for early retirement (or vested in the SERP benefit) until 2015.

Ms. Laschinger is currently vested in the retirement plans, but she will not be eligible for early retirement (or vested in the SERP benefit) until 2015.

Mr. Nicholls is currently vested in the retirement plans, but he will not be eligible for early retirement (or vested in the SERP benefit) until 2016.

Ms. Ryan is currently vested in the retirement plans, but she will not be eligible for early retirement (or vested in the SERP benefit) until 2014.

Non-Qualified Deferred Compensation in 2012

The following table shows contributions in 2012 by the Company and each of our NEOs to the DCSP, which is our non-qualified deferred compensation plan, and each NEO's DCSP account balance as of December 31, 2012. The account balance includes amounts deferred by the NEO in December 2012, which were actually credited to his or her account in January 2013.

Name	Executive Contributions in Last Fiscal Year ($)(1)	Registrant Contributions in Last Fiscal Year ($)(2)	Aggregate Earnings in Last Fiscal Year ($)(3)	Aggregate Withdrawals/ Distributions in Last Fiscal Year ($)	Aggregate Balance at Last Fiscal Year End ($)(4)
John Faraci	293,280	175,968	304,745	-	4,793,348
Carol Roberts	106,800	64,080	124,796	-	1,124,018
Mary Laschinger	70,925	42,983	244,988	-	1,609,586
Tim Nicholls	47,333	27,927	65,668	-	449,701
Sharon Ryan	52,800	31,680	103,833	-	535,501

(1) These amounts are included in the "Salary" column of the Summary Compensation Table for 2012 for each NEO.

(2) These amounts are included in the "All Other Compensation" column of the Summary Compensation Table for 2012 for each NEO.

(3) These amounts are not included in the Summary Compensation Table because they are not "preferential or above-market earnings."

(4) Of the amounts shown in this column, the following amounts were included in the "Salary" column of the Summary Compensation Table for prior years as follows: Mr. Faraci: $1,956,167 was included for the period of 2001-2011; Ms. Roberts: $249,417 was included for 2008-2011; Ms. Laschinger: $63,907 was included for the period 2011; and Mr. Nicholls: $122,573 was included for the period 2010-2011.

Narrative to Non-Qualified Deferred Compensation Table

The DCSP allows participants to save for retirement by deferring up to 85% of eligible cash compensation, which includes base salary and MIP awards. Participants may contribute to the DCSP after deferring either the maximum pre-tax amount or total pre-tax and after-tax amount to the 401(k) plan or after reaching the IRS compensation limit for that year. The Company credits matching contributions equal to 70% of the participant's contributions up to 4% of compensation, plus 50% of contributions up to an additional 4% of compensation.

For 2012, NEO contribution amounts were as follows: Mr. Faraci, Ms. Roberts, Ms. Laschinger and Ms. Ryan contributed 8% of all eligible cash compensation, and Mr. Nicholls contributed 8% of base salary. As a result of the varying contribution amounts, the actual amounts deferred and the Company's resulting matching contribution will vary for each NEO.

Funds Available	2012 Fund Returns
Conservative Fund	10.2%
Moderate Fund	15.4%
Aggressive Fund	18.0%
Stable Value Fund	2.1%
U.S. Bond Fund	7.0%
High Yield Bond Fund	13.2%
Emerging Market Bond Fund	15.9%
Large Cap Stock Fund	17.7%
Mid Cap Stock Fund	15.6%
Small Cap Stock Fund	16.7%
International Stock Fund	18.1%
Emerging Market Stock Fund	17.3%
Company Stock Fund	38.4%

Participant contributions are credited with earnings (or losses) based on the participant's choice of investment fund equivalents. Investment fund equivalents match the investment returns of the funds available in the 401(k) plan. Investment elections may be changed daily subject to securities laws restrictions. Differences in earnings reported in the "Non-Qualified Deferred Compensation" table above, are based on the individual participant's investment elections. The earnings (or losses) on the funds available under the DCSP are shown at left.

Participants are fully vested in their contributions at all times. Amounts contributed by the Company become vested upon completing three years of service, reaching age 65, death, disability, termination of employment as a result of the permanent closing of the participant's facility, or eligibility for severance under the Salaried Employee Severance Plan.

Participant accounts are divided into contribution accounts for amounts deferred prior to January 1, 2005, and contribution accounts for amounts deferred after January 1, 2005. Distributions of amounts contributed on or after January 1, 2005, may only be made in the event of termination of employment, death or disability. Participants must elect their distribution form of payment in an initial deferral election, which may only be changed under a subsequent distribution election that meets the IRS requirements under Code Section 409A. In the event no election has been made, the participant will receive a lump sum form of payment. In-service withdrawals are limited to unforeseeable emergencies.

Post-Employment Termination Benefits

Potential Payments Upon Death or Disability

The Company provides to our NEOs the following benefits in the event of death or disability, which are available to all of our U.S. salaried employees, excluding employees in xpedx, our distribution business. Upon reaching age 65, the disabled individual is covered under our retirement programs, if eligible, as described above. Disability benefits we provide are:
- Long-term disability income benefit equal to 60 percent of base salary plus the employee's average MIP during the last three calendar years;
- Continuation of medical and life insurance coverage; and
- If eligible for the Retirement Plan, continuation of pension benefit accruals.

The Company provides the same benefits to the beneficiary of an SLT member (including a NEO) upon death as are available to our U.S. salaried employees, with two additional benefits:

- Executive supplemental life insurance, which is described in the "Compensation Discussion and Analysis" section of this proxy statement (this benefit was closed to new participants effective January 1, 2008, and thus Ms. Ryan and two other SLT members do not have this benefit); and
- If the SLT member has completed five years of vesting service at the time of death, an amount equal to 50 percent of the SLT member's SERP benefit is payable to a surviving spouse.

In the event of disability or death, PSP awards are prorated based upon the number of months the participant worked during the performance period, and are paid at the end of the three-year performance period based on actual Company performance. Service-based restricted stock awards also become vested upon death or disability.

Potential Payments Upon Retirement

The following table presents the potential payments to our NEOs, assuming that they retired at the end of 2012.

Name	Retirement Plan Annuity ($)	Pension Restoration Plan Annuity ($)	TOTAL Annuity ($)(1)	Lump Sum Pension Payment ($)(2)
John Faraci	142,317	—	142,317	37,129,489
Carol Roberts	47,299	238,523	285,822	—
Mary Laschinger	29,696	98,969	128,665	—
Tim Nicholls	31,254	139,386	170,640	—
Sharon Ryan	36,093	49,768	85,861	—

(1) Amounts shown in this column are the annual annuity benefits payable from the tax-qualified Retirement Plan and from the Pension Restoration Plan, if applicable, as of December 31, 2012, if eligible on that date; otherwise, at the earliest eligibility age at which benefits could commence. For Mr. Faraci, the amount shown is the benefit payable at December 31, 2012. For the other NEOs, the amount shown is a reduced benefit payable at age 55.

(2) Lump sum payment calculations are based on the lower of the December 2012 municipal bond rate of 1.60 percent, or the locked-in rate elected by the NEO, if applicable. Additional information regarding the calculation of benefits may be found following the "Pension Benefits" table.

Potential Payments Upon Involuntary Termination Without Cause

The following table represents standard severance amounts that would be payable to our NEOs in the event of involuntary termination without cause.

Name	Years of Credited Service (#)	Lump Sum Severance Payment ($)(1)	Lump Sum Pension Payment ($)(2)	TOTAL Benefit at Termination ($)(3)	Accelerated Vesting of Equity ($)(4)	Value of Continued Benefits ($)(5)	TOTAL Pension Annuity ($)(6)
John Faraci	39	4,202,700	37,129,489	41,332,189	16,969,689	146,390	142,317
Carol Roberts	32	1,675,846	—	1,675,846	3,791,413	78,937	285,822
Mary Laschinger	21	969,531	—	969,531	2,916,049	64,024	128,665
Tim Nicholls	22	1,155,269	—	1,155,269	4,185,829	77,937	170,640
Sharon Ryan	25	906,146	—	906,146	1,818,776	55,437	154,551

(1) The amounts shown in this column reflect estimated amounts under the Salaried Employee Severance Plan formula of two weeks' salary for each year or partial year of service. Amounts shown also include the

following benefits to which the NEO would be entitled: (i) unused current year vacation pay; (ii) 2013 earned vacation pay; and (iii) MIP award for 2012. We do not gross-up standard severance benefits.

(2) Amounts shown in this column are the lump sum benefit payable under the SERP. The methodology used to calculate the lump sum benefit can be found in footnote 2 to the "Potential Payments Upon Retirement" table above.

(3) Amounts shown in this column reflect the sum of the amounts in the previous two columns payable to the NEO upon termination.

(4) Amounts shown in this column reflect the dollar value, based on the closing price of our common stock on December 31, 2012, of the prorated portions of the 2011-2013 PSP and 2012-2014 PSP, including reinvested dividends, that would be paid at the end of the performance period. In addition, the NEO would receive the 2010-2012 PSP award, which has a performance period ending on December 31, 2012, which is not shown here because the vesting is not accelerated.

(5) Amounts shown in this column reflect the cost of (i) six months' continued medical, dental and Employee Assistance Program coverage and (ii) executive outplacement services.

(6) Amounts shown in this column are the annual annuity benefits payable from the Retirement Plan and the Pension Restoration Plan, if applicable, as of December 31, 2012, if eligible on that date; otherwise, at the earliest eligibility age. For Mr. Faraci, the amount shown is the benefit payable at December 31, 2012. Ms. Ryan would be bridged to early retirement and eligible for an immediate annuity under the terms of the Retirement Plan and Restoration Plan as a Participant eligible for Severance who is at least age 53 with 8 years of service. For the other NEOs, the amount shown is a reduced benefit payable at age 55.

Potential Payments Upon Termination With Cause

An executive officer who is terminated with cause would not be eligible for severance benefits as described above, other than vacation pay. Further, the executive officer would lose outstanding equity awards under the PSP or other restricted stock grants, and not be eligible for payment of an MIP award.

As a participant in the SERP whose benefit is determined under Formula A, Mr. Faraci would further forfeit the ability to receive a lump sum pension payment, and his vested retirement benefits under the Retirement Plan and the Pension Restoration Plan would be paid as an annuity.

Name	Years of Credited Service (#)	Lump Sum Severance Payment ($)(1)	Lump Sum Pension Payment ($)(2)	TOTAL Benefit at Termination ($)(3)	Pension Annuity ($)(4)
John Faraci	39	331,700	-	331,700	2,225,784
Carol Roberts	32	171,692	-	171,692	285,822
Mary Laschinger	21	123,000	-	123,000	128,665
Tim Nicholls	22	142,000	-	142,000	170,640
Sharon Ryan	25	97,000	-	97,000	85,862

(1) The amounts shown in this column represent unused 2012 vacation pay and 2013 earned vacation pay.

(2) The amounts shown in this column represent the lump sum benefit payable under the SERP. Under our SERP, participants whose benefit is calculated under Formula A will forfeit a lump sum payment in the event of termination with cause, and will receive their benefit as an annuity under the Pension Restoration Plan.

(3) Amounts shown in this column represent the sum of columns (1) and (2) payable to the NEO upon termination.

(4) Amounts shown in this column are the annual annuity benefits payable from the tax-qualified Retirement Plan and from the Pension Restoration Plan, if applicable, as of December 31, 2012, if eligible to commence benefits on that date, otherwise at the earliest retirement eligibility date.

Potential Payments Upon Change in Control

The following table represents amounts that would be payable to our NEOs upon termination of employment without cause (including by the NEO for good reason) within two years following a change in control of the Company on December 31, 2012.

Name	Lump Sum Severance Payment ($)(1)	Lump Sum Pension Benefit ($)(2)	Value of Continued Benefits ($)(3)	TOTAL Cash-Based Award ($)	Accelerated Vesting of Equity ($)(4)	TOTAL Pre-Tax Benefit ($)(5)	Pension Annuity ($)(6)
John Faraci	10,284,300	40,251,314	21,072	50,556,686	29,218,612	79,775,298	142,317
Carol Roberts	3,971,400	12,592,512	21,672	16,585,584	6,347,005	22,932,589	75,606
Mary Laschinger	3,259,800	5,597,719	21,672	8,879,191	5,876,001	14,755,192	50,305
Tim Nicholls	3,941,400	3,615,034	21,672	7,578,106	6,868,112	14,446,218	53,130
Sharon Ryan	2,662,200	3,199,827	21,672	5,883,699	3,578,870	9,462,569	58,070

(1) Amounts shown in this column reflect a change in control severance payment of three times the sum of (i) base salary and (ii) target MIP for 2012, that would be paid in the event of termination of employment without cause, including voluntary termination for limited situations that meet the definition of "good reason," as described below.

(2) For Mr. Faraci, who joined the SERP prior to July 1, 2004, the amount shown represents an enhanced SERP benefit equal to the higher of 50 percent of compensation or the Pension Restoration Plan benefit formula with an additional three years of age and three years of service. For the other NEOs, who joined the SERP after July 1, 2004, the amount shown represents the Pension Restoration Plan benefit formula earned after SERP participation with an additional three years of age and three years of service.

(3) Amounts shown in this column reflect the cost of continued medical and dental benefits for three years following termination of employment.

(4) Amounts shown in this column reflect the dollar value, based on the closing price of our common stock on December 31, 2012, of the vesting of (i) outstanding 2011-2013 and 2012-2014 PSP awards, including reinvested dividends, based on actual Company performance (for completed portions of the three-year performance period) or on target performance (for not-yet-completed portions of the three-year performance period) and (ii) outstanding service-based restricted stock awards, if any. In addition, the NEO would receive the 2010-2012 PSP award, which has a performance period ending on December 31, 2012, but is not included in the amount shown because it is not accelerated.

(5) Amounts shown in this column represent the total of the cash amounts payable as well as the value of accelerated vesting of equity.

(6) Amounts shown in this column are the annual benefits payable from the Retirement Plan and the Pension Restoration Plan, if applicable, as of December 31, 2012, if eligible on that date; otherwise, at the earliest eligibility date. For Mr. Faraci, the amount shown is the benefit payable at December 31, 2012. For the other NEOs, the amount shown is a reduced benefit payable at age 55. The amount differs from the total pension annuity shown in the "Potential Payments Upon Retirement" table on page 78 of this proxy statement for Ms. Roberts, Ms. Laschinger, Mr. Nicholls and Ms. Ryan, because, in the event of a change in control, their SERP benefits would become vested and payable as a lump sum under the SERP, rather than as an annuity under the Pension Restoration Plan. For Ms. Roberts, Ms. Laschinger, Mr. Nicholls and Ms. Ryan, whose benefits are calculated under Formula B, the amount of the Pension Restoration Plan benefit that accrued after becoming a SERP participant would become vested and payable as a lump sum.

Definition of "Change in Control"

A "change in control" is defined in our agreements as any of the following events:

- Acquisition of 30 percent or more of the Company's stock;
- Change in the majority of the Board of Directors within two consecutive years, unless two-thirds of the directors in office at the beginning of the period approved the nomination or election of the new directors;
- Merger or similar business combination;
- Sale of substantially all of the Company's assets; or
- Approval by our shareowners of a complete liquidation or dissolution of the Company.

Definition of "Good Reason"

The lump sum cash severance benefit shown above is payable only in the event of termination of employment without cause within two years following a change in control. This includes voluntary resignation only in limited situations that meet the definition of "good reason," listed below. Under no circumstance will an executive receive a cash severance benefit under the agreement if he or she leaves voluntarily other than for "good reason," which is defined as:

- The assignment to the executive of duties inconsistent with his or her position or a substantial decrease in responsibilities;
- Reduced annual base salary;
- Elimination of a material compensation plan (including the MIP, PSP or SERP) or a change in the executive's participation on substantially the same basis;
- Elimination of substantially similar pension or welfare plans (except for across-the-board reductions of such benefits for executives), or a material reduction of any fringe benefit, or failure to provide the same number of vacation days;
- Failure by the Company to secure an agreement by the successor to assume the change in control agreement;
- Any other termination without sufficient notice; or
- Relocation more than 50 miles from place of work.

Ownership of Company Stock

Security Ownership of Certain Beneficial Owners

The following table sets forth information concerning beneficial ownership of our common stock by persons known to us to own more than 5 percent of our common stock outstanding as of March 19, 2013, the record date for our 2013 annual meeting.

Name and Address of Beneficial Owner	Shares of Stock Beneficially Owned (#)	Percentage of Common Stock Outstanding (%)
BlackRock, Inc. (1)	32,844,793	7.40
State Street Corporation (2)	31,468,252	7.09
T. Rowe Price Associates, Inc. (3)	31,057,198	7.00
Wellington Management Company, LLP (4)	30,664,634	6.91

(1)   The address of BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022. We have relied upon information supplied by BlackRock, Inc. in a Schedule 13G furnished to us reporting information as of December 31, 2012. According to the Schedule 13G, BlackRock, Inc. had sole voting and dispositive power over 32,844,793 shares.

(2)   The address of State Street Corporation ("State Street") is State Street Financial Center, One Lincoln Street, Boston, MA 02111. We have relied upon information supplied by State Street in a Schedule 13G furnished to us reporting information as of December 31, 2012. According to the Schedule 13G, State Street had shared voting and dispositive power over 31,468,252 shares. State Street held shares of common stock of the Company as independent trustee in trust funds for employee savings, thrift and similar employee benefit plans of the Company and its subsidiaries ("Company Trust Funds"). In addition, State Street is trustee for various third party trusts and employee benefit plans. The common stock held by the Company Trust Funds is allocated to participants' accounts and such stock or the cash equivalent will be distributed to participants upon termination of employment or pursuant to withdrawal rights. For purposes of the reporting requirements of the Exchange Act, State Street is deemed to be a beneficial owner of such securities; however, State Street expressly disclaims that it is, in fact, the beneficial owner of such securities.

(3)   The address of T. Rowe Price Associates, Inc. ("Price Associates") is 100 E. Pratt Street, Baltimore, MD 21202. We have relied upon information supplied by Price Associates in a Schedule 13G furnished to us reporting information as of December 31, 2012. According to the Schedule 13G, Price Associates had sole voting power over 10,161,592 shares and sole dispositive power over 31,004,198 shares. The securities are owned by various individual and institutional investors, which Price Associates serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(4)   The address of Wellington Management Company, LLP ("Wellington") is 280 Congress Street, Boston, MA 02210. We have relied upon information supplied by Wellington in a Schedule 13G furnished to us reporting information as of December 31, 2012. According to the Schedule 13G, Wellington had shared voting power over 16,824,029 shares and shared dispositive power over 30,664,634 shares.

Security Ownership of Management

The following table sets forth the number of shares of our common stock beneficially owned by each of our directors and NEOs, and by all of our directors and executive officers as a group, as of March 19, 2013, the record date for our 2013 annual meeting. Share and unit numbers are rounded.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		
	Shares of Common Stock Held (#)(1)	Stock Units Owned (#)(2)	Percentage of Class (%)
Non-Employee Directors			
David J. Bronczek	45,305	4,386	*
Ahmet C. Dorduncu	7,736	—	*
Ilene S. Gordon	4,528	—	*
Stacey J. Mobley	35,730	—	*
Joan E. Spero	—	14,653	*
John L. Townsend, III	33,879	—	*
John F. Turner	16,842	—	*
William G. Walter	—	79,320	*
J. Steven Whisler	1,000	60,040	*
Named Executive Officers			
John V. Faraci	1,675,437	2,237	*
Carol L. Roberts	281,070	2,185	*
Mary A. Laschinger	213,338	2,115	*
Tim S. Nicholls	249,512	3,653	*
Sharon R. Ryan	125,938	7,268	*
All directors and executive officers as a group (22 persons)	3,879,123	190,138	*

* Indicates less than 1 percent of the class of equity securities.

(1) Includes securities over which the individual has, or, with another shares, directly or indirectly, voting or investment power, including ownership by certain relatives and ownership by trusts for the benefit of such relatives. Includes shares that may be acquired by exercise of stock options currently exercisable, regardless of whether the exercise price of such options exceeds the current market price, as follows: 11,000 shares for Ms. Roberts; 9,000 shares for Mr. Nicholls; and 27,000 shares for all directors and executive officers as a group.

(2) Represents stock equivalent units owned by our NEOs under the International Paper Company Deferred Compensation Savings Plan or by our directors under the Restricted Stock and Deferred Compensation Plan for Non-Employee Directors. These units will be paid out in cash and are not convertible into shares of common stock. Accordingly, these units are not included as shares of common stock beneficially owned.

Equity Compensation Plan Information

The following table provides information as of December 31, 2012, regarding compensation plans under which our equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#)
Equity compensation plans approved by security holders	9,136,060 (1)	$38.79	19,348,914
Equity compensation plans not approved by security holders	-	-	-
Total	9,136,060 (1)	$38.79	19,348,914

(1) Amount does not include 7,039 shares to be issued under the plan of an acquired company. No additional shares may be granted under this plan.

Appendix A – Proposed Charter Amendment

Related to "Item 3 — Company Proposal to Amend Our Restated Certificate of Incorporation Regarding Shareowner Action by Written Consent"

WORDS THAT ARE UNDERLINED WILL BE ADDED AND WORDS THAT ARE CROSSED OUT WILL BE DELETED FROM OUR RESTATED CERTIFICATE OF INCORPORATION.

———————

Restated Certificate of Incorporation of International Paper Company

RESTATED CERTIFICATE OF INCORPORATION OF INTERNATIONAL PAPER COMPANY AMENDED AND RESTATED AS OF MAY 13, 2013 AND AS RESTATED AS OF MAY 12, 2008 AND AS RESTATED ON NOVEMBER 20, 1990 AND AS FURTHER AMENDED ON APRIL 30, 1999 AND JUNE 12, 2001
RESTATED **CERTIFICATE OF INCORPORATION** **OF** **INTERNATIONAL PAPER COMPANY**
UNDER SECTION 807 OF THE **BUSINESS CORPORATION LAW** **Filed** **May 12, 2008**
INTERNATIONAL PAPER 6400 Poplar Avenue Memphis, Tennessee 38197 (901) 419-7100 *********** Page 1

Restated Certificate of Incorporation

of

INTERNATIONAL PAPER COMPANY

~~Under Section 807 of the Business Corporation Law~~

~~**WE, THE UNDERSIGNED**, MAURA ABELN SMITH. being the Senior Vice President, General Counsel and Corporate Secretary of International Paper Company (the "**Corporation**"), and SHARON R. RYAN, being the Associate General Counsel and Assistant Corporate Secretary, hereby certify:~~

~~1. The name of the Corporation is International Paper Company. The name under which the Corporation originally was incorporated was International Paper and Power Corporation~~

~~2. The Certificate of Incorporation was filed with the Department of State of New York on June 23, 1941.~~

~~3. The Certificate of Incorporation, as previously amended and supplemented by certificates filed pursuant to law, is hereby amended to effect the following amendments and changes authorized pursuant to Section 803 of the Business Corporation Law of the State of New York (the "NYBCL") and restated pursuant to Section 807 of the NYBCL:~~

~~(a) The Certificate of Incorporation shall be amended to implement majority voting standard for the election of directors in non-contested director elections in Article VII.~~

~~(b) The Certificate of Incorporation shall be amended to eliminate the classes of directors set forth in Article VII and to elect each director annually.~~

~~(c) The Certificate of Incorporation shall be amended to eliminate the supermajority voting provisions contained in Article VII and Article VIII.~~

~~4. The text of the Certificate of Incorporation as amended and changed heretofore is hereby restated, pursuant to Section 807 of the Business Corporation Law of the State of New York, without further amendments or changes, to read as herein set forth in full:~~

ARTICLE I. The name of the corporation is **INTERNATIONAL PAPER COMPANY**.

ARTICLE II. The purposes for which it is formed are:

1. To maintain, conduct and manage the business of manufacturing, producing, purchasing, selling and dealing in and all kinds of pulp and paper, and any and all ingredients, products and compounds thereof or articles consisting or partly consisting thereof, and any and all materials that now are or hereafter may be used in or in connection with any such manufacture, including any fibres.

2. To manufacture lumber, timber and any and all articles consisting, or partly consisting of lumber, wood or other forest products, and any and all products, or by-products, of any of the foregoing.

To acquire, own, lease, occupy, use or develop, or to sell, exchange or otherwise to dispose of timber lands, timber, timber rights, cutover lands, or other lands or interests in lands for any purpose of the Corporation.

To cut, saw, log, or otherwise to obtain or remove timber, logs, and other forest products, and to drill for, mine, quarry, or otherwise to obtain and remove oil, coal, ores, stone, iron-pyrites, clay, sulphur, agolite and any other mineral or minerals.

To buy, sell, exchange, or otherwise deal in lumber, timber, wood, or other forest products, or other products or by-products of any kind which it may manufacture, and in building material of every kind and description and in oil, coal, ores, stone, iron-pyrites, clay, sulphur, agolite and any other mineral or minerals.

3. To such extent as a corporation organized under the Business Corporation Law of the State of New York or any statute amendatory thereof, supplementary thereto or substituted therefor may at the time lawfully do, but not

otherwise: to own, develop and use any and all kinds of water power and water rights and to do any and all acts and things necessary, convenient or proper therefor, or in any way pertaining thereto.

4. To such extent as a corporation organized under the Business Corporation Law of the State of New York or any statute amendatory thereof, supplementary thereto or substituted thereof may at the time lawfully do, but not otherwise: to purchase, construct, lease or otherwise acquire and operate ships, boats, ferries, docks, slips, elevators, engines, cars, tramroads, railroads and any other means of transportation which may be useful, necessary or convenient for the purposes of the Corporation, and to transport by land or water any materials, supplies or other products of the Corporation or goods useful in connection with the operation or conduct of its business.

5. To such extent as a corporation organized under the Business Corporation Law of the State of New York, or any statute amendatory thereof, supplementary thereto, or substituted therefor may at the time lawfully do, but not otherwise: to manufacture, prepare, buy, exchange, lease, rent, hire, or otherwise acquire, hold, use, operate, lease, exchange, sell, donate or otherwise dispose of, import, export, distribute, trade in, process, deal in and deal with, either as principal or agent, goods, wares, merchandise, machinery, equipment, materials and personal property of every kind and description; to acquire, use, hold, pledge, equipment, materials and personal property of every kind and description; to acquire, use, hold, pledge, hypothecate, subscribe for, invest in, sell or otherwise dispose of and generally deal in and deal with any and all grants, options, concessions, franchises and contracts of any and all kind; to explore for, research, investigate, extract manufacture, produce and otherwise obtain, market, sell, buy, generally deal in and deal with, rent, exchange, lease and otherwise acquire and dispose of means and sources of energy and deposits of ores, stone, clays, minerals and mineral compounds.

6. To apply for, obtain, register, purchase, lease or otherwise acquire, hold, own, use, introduce, develop or control, sell, assign or otherwise dispose of, take or grant licenses or other rights with respect to and in any and all ways to exploit or turn to account inventions, improvements, processes, copyrights, patents, trademarks, formulae, trade names and distinctive marks and similar rights of any and all kinds; and whether granted, registered or established by or under the laws of the United States of America or of any state, country, authority or place.

7. To conduct its business in any and all of its branches and maintain offices both within and without the State of New York and in any and all other States of the United States of America and in any and all territories, dependencies, colonies or possessions thereof, in the District of Columbia, and in any and all foreign countries and places; to acquire, buy, purchase or otherwise hold, possess, use, mortgage, transfer, sell, convey or otherwise dispose of real and personal property without limitation in all thereof to the extent that the same may be permissible under their laws.

8. To such extent as a corporation organized under the Business Corporation Law of the State of New York or any statute amendatory thereof, supplement thereto, or substituted therefor may at the time lawfully do, but not otherwise, the Corporation shall have the right and is hereby authorized to subscribe for, purchase, acquire, hold and dispose of the stocks, bonds and other evidences of indebtedness of or interest in or other securities of any corporation or association, domestic or foreign, and in exchange therefor to issue its own stock, bonds or other obligations, and to aid or assist in any manner, whether by loan, subsidy, guaranty or otherwise, any corporation or association issuing any of such securities or any person, firm, corporation or association in whose business affairs this Corporation shall have any interest, and in connection therewith to guarantee the performance of any undertaking or obligation or the payment of dividends on stock. The Corporation may use and apply its surplus property, earnings or accumulated profits in the discretion of the directors to the creation and maintenance of a surplus fund, and to the purchase and acquisition of its own capital stock, and may take said stock in payment or satisfaction of any debt due to the Corporation from time to time, and to such extent and manner and upon such terms as the directors shall determine, and may issue or sell any stock so acquired.

9. To do each and everything necessary, suitable, convenient or proper for the accomplishment of any of the purposes or the attainment of any one or all of the objects herein before enumerated or incidental to the powers herein named or which at any time shall appear conducive thereto or expedient for the protection or benefit of the Corporation either as a holder of or as interested in any property or otherwise, To have all of the rights, powers

and privileges now or hereafter conferred by the laws of the State of New York upon corporations organized under the Business Corporation Law of such State or under any act amendatory thereof, supplemental thereto or substituted therefor, but nothing herein contained is to be construed as authorizing the Corporation to carry on the business of discounting bills, notes or other evidences of debt, of receiving deposits of money or foreign coins or of buying and selling bills of exchange, or of issuing bills, notes or other evidences of debt for circulation as money, or shall be deemed to authorize or permit the Corporation to carry on any business, or exercise any power or do any act which a corporation organized under the Business Corporation Law of the State of New York or any statute amendatory thereof, supplementary thereto or substituted therefor may not at the time lawfully do.

10. The foregoing clauses shall be construed both as objects and powers, in furtherance and not in limitation of the general powers conferred by the laws of the State of New York; and it is hereby expressly provided that the enumeration herein of specific objects and powers shall not be held to limit or restrict in any way the general powers of the Corporation, and that the Corporation may do all and everything reasonably necessary for the accomplishment of any of the objects or powers hereinbefore enumerated, either alone or in association with other corporations, associations, firms or individuals, to the same extent and as fully as individuals might or could do as principals, agents, contractors or otherwise.

ARTICLE III. The Secretary of State of the State of New York is designated as the agent of INTERNATIONAL PAPER COMPANY upon whom process in any action or proceeding against INTERNATIONAL PAPER COMPANY may be served.

ARTICLE IV. The office of the Corporation (as defined in Section 103 of the New York Business Corporation Law) shall be in New York County, New York. The name of the registered agent which is to be the agent of the Corporation upon whom process against it may be served is CT Corporation System 111 Eighth Avenue, New York, New York 10011.

ARTICLE V. The total number of shares which the Corporation shall have authority to issue is one billion (1,000,000,000) shares, of which nine hundred and ninety nine million six hundred thousand (999,600,000) shares have a par value of one dollar ($1.00) each, and four hundred thousand (400,000) shares shall be without par value. The shares of the Corporation shall be classified. The number of shares in each class shall be as follows:

Four hundred thousand (400,000) shares without par value shall be Cumulative $4 Preferred Stock (the "Preferred Stock");

Eight million seven hundred fifty thousand (8,750,000) shares having a par value of one dollar ($1.00) each shall be Serial Preferred Stock; and

Nine hundred ninety million eight hundred fifty thousand (990,850,000) shares having a par value of one dollar ($1.00) each shall be Common Stock.

The whole or any part of the shares of Common Stock of the Corporation may be issued as partly paid, subject to calls thereon until the whole thereof shall have been paid in.

The designations, preferences, privileges and voting powers of the shares of each class, and the restrictions or qualifications thereof, are to be as follows:

PREFERRED STOCK

1. The Preferred Stock shall be issued in one series.

2. All shares of the Preferred Stock shall be identical with each other in all respects, except that shares issued at different times may differ as to dates from which dividends thereon shall accumulate.

3.1. The holders of the Preferred Stock shall be entitled to receive, but only when and as declared by the Board of Directors, dividends from the surplus or net profits of the Corporation at the rate of $4 per share per annum, and no more, payable quarterly in each year on such dates as from time to time may be fixed by the Board of Directors. Dividends on the Preferred Stock shall be cumulative. On shares of the Preferred Stock issued prior to October 1, 1946 dividends shall commence to accrue from July 1, 1946. Any other shares of the Preferred Stock shall be issued with accruals of dividends uniform with the unpaid accruals of dividends, if any, on the Preferred Stock outstanding at the time of each such issue. Accumulations of dividends shall not bear interest.

3.2. If dividends in full on all outstanding shares of the Preferred Stock for all past quarterly dividend periods and for the then current quarterly dividend period shall not have been paid or been declared and set apart for payment, no dividends (other than dividends payable in stock ranking junior to the Preferred Stock) shall be declared or paid or set apart for payment on, nor shall any distribution be made to, any class of stock ranking junior to the Preferred Stock.

3.3. So long as any shares of the Preferred Stock are outstanding, the Corporation, without first obtaining the affirmative vote of the holders of record of at least a majority of the outstanding shares of the Preferred Stock, given in person or by proxy, either in writing or by resolution adopted at any meeting called for the purpose, shall not declare or pay any dividend or make any distribution on any stock ranking junior to the Preferred Stock (other than a dividend payable in stock ranking junior to the Preferred Stock), or purchase, redeem or otherwise acquire for value any stock ranking junior to the Preferred Stock, or pay, set aside or make available any monies to or for a sinking fund for the purchase or redemption of any stock ranking junior to the Preferred Stock, except to the extent that the sum of

(i) 5,000,000, plus

(ii) the aggregate net earnings of the Corporation since December 31, 1945, as determined annually by the independent public accountants employed by the Corporation and, pending such determination for any particular year, as determined by the accounting staff of the Corporation, plus

(iii) the aggregate net proceeds received by the Corporation from the Issuance, exchange or sale, subsequent to December 31, 1945, of stock ranking junior to the Preferred Stock (except any such stock issued on conversion of, or as consideration for exchange of, or to provide funds for redemption or purchase of Cumulative Convertible 5% Preferred Stock formerly authorized and outstanding)

exceeds the sum of

(iv) all dividends (other than dividends payable in stock ranking junior to the Preferred Stock) and distributions declared, paid or made subsequent to December 31, 1945 on any stock of the Corporation, plus

(v) the cost to the Corporation of the acquisition for value (by purchase, redemption, exchange, or otherwise) of all stock, other than the Cumulative Convertible 5% Preferred Stock formerly authorized and outstanding, ranking junior to the Preferred Stock acquired by the Corporation subsequent to December 31, 1945, including in such cost all monies set apart for any such purpose.

3.4. If dividends in full on all outstanding shares of the Preferred Stock for all past quarterly dividend periods shall not have been paid or been declared and set apart for payment:

(i) the Corporation shall not call for redemption any shares of the Preferred Stock unless either:

(a) all shares of the Preferred Stock outstanding are called for simultaneous redemption, or

(b) if less than all shares of the Preferred Stock outstanding are called for redemption at any time, the number of shares called for redemption from each registered holder at that time shall be that number which bears the same proportion to the total number of shares of such stock registered in the name of such holder as the number of shares called for redemption at that time bears to the total number of shares of the Preferred Stock then outstanding, except that in so determining the number of shares called, fractions of less than one-half shall be disregarded and fractions of one-half or more shall be treated as one whole share;

(ii) neither the Corporation nor any subsidiary shall purchase any shares of the Preferred Stock except in accordance with an invitation for tenders or a purchase offer made in writing to all holders of the Preferred Stock on the same terms; and

(iii) the Corporation shall not call for redemption, and neither the Corporation nor any subsidiary shall purchase or otherwise acquire for valuable consideration, any shares of any class of stock ranking junior to the Preferred Stock, nor shall the Corporation or any subsidiary pay or make available any moneys for any such redemption, purchase or acquisition.

4. Upon the dissolution, liquidation or winding up of the Corporation, the holders of the Preferred Stock shall be entitled to receive out of the net assets of the Corporation (whether represented by capital or surplus), (i) if such dissolution, liquidation or winding up is voluntary, cash in an amount per share as follows: if the date fixed for the distribution upon such dissolution, liquidation or winding up shall occur between July 1, 1946 and June 30, 1952 inclusive, $115; if said date shall occur between July 1, 1952 and June 30, 1955 inclusive, $112.50; shall occur between July 1, 1955 and June 30, 1958 inclusive, $110; if said date shall occur between July 1, 1958 and June 30, 1961 inclusive, $107.50; and thereafter, $105; and (ii) if such dissolution, liquidation or winding up is involuntary, cash in the amount of $100 per share, plus in each case an amount equal to all dividends accrued and unpaid on such share up to and including the date fixed for distribution, whether or not earned or declared, and no more, in either case before any distribution of the assets to be distributed shall be made to the holders of stock ranking junior to the Preferred Stock. If upon any dissolution, liquidation or winding up, the assets of the Corporation distributable among the holders of the Preferred Stock shall be insufficient to pay in full the preferential amount aforesaid, then such assets, or the proceeds thereof, shall be distributed among the holders of the Preferred Stock ratably in accordance with the sums which would be payable on such distribution if all sums payable were discharged in full.

5.1 Except as herein or by law expressly provided, the holders of the Preferred Stock shall not be entitled to vote in any proceeding or to be represented at or to receive notice of any meeting of stockholders, and there is hereby specifically excluded any right of the holders of the Preferred Stock to vote (i) for mortgaging the property and franchises of the Corporation pursuant to Section 911 of the Business Corporation Law of the State of New York or any statutory provision amendatory of, supplementary to or substituted for said Section, whether as a part of said Law or otherwise, (ii) for authorizing any guaranty pursuant to Section 908 of the said Law or any statutory provision amendatory of, supplementary to or substituted for said Section, whether as a part of said Law or otherwise, (iii) for sale of the franchises and property of the Corporation pursuant to Section 909 of the said Law or any statutory provision amendatory of, supplementary to or substituted for said Section, whether as a part of said Law or otherwise, other than as provided in subdivision 8 hereof, (iv) for consolidation pursuant to Section 903 of the said Law or any statutory provision amendatory of, supplementary to or substituted for said Section, whether as a part of said Law or otherwise, (v) for voluntary dissolution pursuant to Section 1001 of the said Law or any statutory provision amendatory of, supplementary to or substituted for said Section, whether as a part of said Law or otherwise, or (vi) for change of name pursuant to the Business Corporation Law of the State of New York or any statute amendatory thereof, supplementary thereto or substituted therefor; provided, however, that if at the time of any annual meeting of stockholders the Corporation shall be in arrears in dividends on the Preferred Stock in an amount equal to four full quarterly dividends thereon, then at such annual meeting and thereafter at all meetings for the election of directors until all arrearages of dividends accumulated on the Preferred Stock for all preceding dividend periods shall have been paid or declared and set apart for payment, and no longer, the holders of the Preferred Stock shall have the sole right, to the exclusion of all other classes of stock, to vote for and elect one-third (or the nearest whole number thereto) of the total number of directors to be elected at the meeting. At all meetings for the election of directors, so long as such right to elect directors shall continue, the holders of the Preferred Stock, voting separately as a class, shall first vote for and elect the total number of directors which they are entitled to elect as aforesaid, and thereafter the holders of the Common Stock and other any stock having voting powers shall, in with their respective voting rights, vote and elect the remaining directors.

5.2. At any meeting of the stockholders at which the holders of the Preferred Stock shall have the right to vote they shall have one vote for each share. The holders of the Preferred Stock shall be entitled to notice of any meeting of the stockholders called for the election of directors at which such holders shall be entitled to vote as in subdivision 5.1 provided (as well as to notice of any other meeting at which such holders shall be entitled to vote), and at any such election the holders of the shares of the Preferred Stock represented at the meeting shall constitute a quorum for the election of such directors, and a plurality of all votes of the Preferred Stock cast at the meeting shall be sufficient to elect such directors.

5.3. Whenever all arrearages of dividends on the Preferred Stock as aforesaid shall have been paid or declared and set apart for payment, all powers of the holders of the Preferred Stock to vote for directors shall terminate, and the tenure of office of all Directors elected by them shall forthwith automatically come to an end.

6.1. On and after July 1, 1949, the Preferred Stock may be redeemed, in whole or in part, at the option of the Corporation, by resolution of its Board of Directors, at any time or from time to time, at the redemption price per share as follows: if the date fixed for redemption shall occur between July 1, 1949 and June 30, 1952 inclusive, $115; if said date shall occur between July 1, 1952 and June 30, 1955 inclusive, $112.50; if said date shall occur between July 1, 1955 and June 30, 1958 inclusive, $110; if said date shall occur between July 1, 1958 and June 30, 1961 inclusive, $107.50; and thereafter, $105; plus in each case an amount equal to all dividends accrued and unpaid on such share up to and including the date fixed for redemption, whether or not earned or declared. If less than all shares of the Preferred Stock outstanding are to be redeemed, the shares to be redeemed shall be chosen by lot in such manner as the Board of Directors may determine, provided that, if dividends in full on all outstanding shares of the Preferred Stock for all past quarterly dividend periods shall not have been paid or been declared and set apart for payment, the shares to be redeemed shall be determined as provided in subdivisions 3.4(i)(b) hereof.

6.2. Not less than thirty (30) nor more than sixty (60) days previous to the date fixed for redemption, a notice specifying the time and place thereof shall be given to the holders of record of the Preferred Stock to be redeemed by mail at their respective addresses as the same shall appear on the books of the Corporation and by publication at least once in at least one newspaper printed in the English language of general circulation in the Borough of Manhattan, The City of New York, but no failure to mail such notice, nor any defect therein or in the mailing thereof, shall affect the validity of the proceedings for the redemption of any shares of the Preferred Stock so to be redeemed. At any time after notice of redemption has been given by publication in the manner prescribed above to the holders of stock so to be redeemed, the Corporation may deposit the aggregate redemption price in trust with a bank or trust company (in good standing, organized under the laws of the United States of America or of the State of New York, doing business in The State of New York, and having capital, surplus and undivided profits aggregating at least $5,000,000) named in such notice, for payment on the date fixed for redemption as aforesaid (or prior to such date if so determined by the Board of Directors) to the holders of the shares so to be redeemed, on endorsement, if required by the Board of Directors, and upon surrender of the certificates for such shares. Upon the deposit of such money as aforesaid or, if no such deposit is made, upon said redemption date (unless the Corporation shall default in making payment of the redemption price as set forth in such notice), such holders shall cease to be stockholders with respect to said shares and from and after the making of said deposit, or, if no such deposit is made, after the redemption date (the Corporation not having defaulted in making payment of the redemption price as set forth in such notice), the said holders shall have no interest in or claim against the Corporation and shall have no voting or other rights with respect to said shares, except the right to receive said monies on the date fixed for redemption as aforesaid (or earlier if so determined as aforesaid) from said bank or trust company or from the Corporation, without interest thereon, upon endorsement, if required, and surrender of the certificates as aforesaid; and the shares represented thereby shall no longer be outstanding. In case the holder of any such shares of the Preferred Stock shall not, within six years after said deposit, claim the amount deposited as above stated for the redemption thereof, the depositary shall, upon demand, pay over to the Corporation such unclaimed amount so deposited, and the depositary shall thereupon be relieved of all responsibility therefor to such holder.

6.3. Shares of the Preferred Stock which have been redeemed shall be canceled and shall not be reissued, and the Corporation shall from time to time take appropriate action to reduce the authorized amount of the Preferred Stock accordingly.

6.4. Nothing contained in subdivision 6.1 or 6.2 hereof shall limited the right of the Corporation to make purchases of shares of the Preferred Stock at any price.

7. So long as any shares of the Preferred Stock are outstanding, the Corporation, without first obtaining the affirmative vote of the holders of record of at least two-thirds of the outstanding shares of the Preferred Stock, given in person or by proxy, either in writing or by resolution adopted at any meeting called for the purpose, shall not

(i) authorize, create or issue stock of any class, or any security convertible into stock of any class, ranking, as to the payment of dividends or as to distribution upon dissolution, liquidation or winding up, prior to the Preferred Stock; or

(ii) amend, alter, change or repeal any of the express provisions of (a) the "Certificate of Authorization of New Shares Without Par Value and of the Issuance of Such New Shares From Time to Time in One Series, and Change of Previously Authorized Unissued Shares with Par Value into the Same Number of Shares Without Par Value of A New Class and Reclassification of Shares. Pursuant to Section 36 of the Stock Corporation Law of the State of New York", filed in the Department of State in the State of New York on May 31, 1946, or (b) any certificate filed pursuant to Section 11 of the Stock Corporation of the State of New York (including particularly the certificate so filed on July 3, 1946) or Sections 501 and 502 of the Business Corporation Law of the State of New York or any statutory provisions amendatory of, supplementary to or substituted for said Sections, whether as a part of said Law or otherwise, applicable to the Preferred Stock then outstanding, in a manner which is in any material respect prejudicial to the holders thereof, provided, however, that the provisions of this subdivision 7(ii) shall not apply to any such amendment, alteration, change or repeal resulting from a merger or consolidation.

8. So long as any shares of the Preferred Stock are outstanding, the Corporation, without first obtaining the affirmative vote of the holders of record of at least a majority of the outstanding shares of the Preferred Stock, given in person or by proxy, either in writing or by resolution adopted at any meeting called for the purpose, shall not

(i) increase the authorized number of shares of the Preferred Stock;

(ii) authorize, create or issue stock of any class, or any security convertible into stock of any class, ranking, as to the payment of dividends or as to distribution upon dissolution, liquidation or winding up, on a parity with the Preferred Stock; or

(iii) sell, lease or otherwise dispose (otherwise then by merger or consolidation) all or substantially all of the assets of the Corporation.

9. If at the time of any merger or consolidation to which the Corporation shall become a party any holder of the Preferred Stock does not have the right to demand and receive payment in cash of the then value of his shares of the Preferred Stock as determined by appraisal in the manner provided in the Business Corporation Law of the State of New York or any statute amendatory thereof, supplementary thereto or substituted therefore, such holder shall be entitled (if he so elects within 20 days after the Corporation shall have mailed to him notice of such merger or consolidation) to receive payment in cash of an amount equal to that to which he would then be entitled upon a voluntary liquidation of the Corporation under the provisions of subdivision 4 hereof, unless by the terms of the merger or consolidation he is entitled to shares or securities (which may be his shares of the Preferred Stock) of the Corporation resulting from the merger or consolidation which have a relative position and priority in the capital stock structure of said Corporation, and rights and preferences, at least equal to those of his shares of the Preferred Stock immediately prior to the merger or consolidation.

10. No holder of shares of the Preferred Stock shall, as such holder, have any preemptive or preferential right of subscription to or purchase of any shares or securities of any class which at any time may be sold or offered for sale by the Corporation.

11. When full cumulative dividends to which each share of the Preferred Stock at the time outstanding is entitled for all prior dividend periods and for then the current dividend period shall have been paid or declared and set apart for payment, but not otherwise, the Board of Directors may, subject to the respective terms and provisions hereof, if any, applying thereto, declare and pay dividends on any other class or classes of stock ranking junior to the Preferred Stock, and the Preferred Stock shall not be entitled to share therein.

12. Upon the dissolution, liquidation or winding up of the Corporation, after payment shall have been made in full to the holders of the Preferred Stock as provided in subdivision 4 hereof, but not prior thereto, the holders of the class or classes of stock ranking junior to the Preferred Stock shall, subject to the respective terms and provisions hereof, if any, applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred Stock shall not be entitled to share therein.

13. When used in subdivisions 1 through 12 above, the term "stock ranking junior to the Preferred Stock" shall mean the Common Stock and any other class of stock which ranks junior to the Preferred Stock as to the payment of dividends or as to distribution upon dissolution, liquidation or winding up of the Corporation.

14. Subject to the provisions hereof, shares of the Preferred Stock may be issued from time to time as determined by the Board of Directors for such consideration as from time to time may be fixed by the Board of Directors.

15. The Common Stock shall be subject to the prior rights of the Preferred Stock as hereinabove declared.

COMMON STOCK

16. Subject to any exclusive voting rights which may vest in any holders of shares of the capital stock of the Corporation, other than Common Stock, holders of shares of the Common Stock shall be entitled to one vote for each share upon all matters upon which stockholders have the right to vote.

17.1. No holder of bonds or other obligations or securities convertible into shares of any class shall as such holder have any preemptive or preferential right of subscription to or purchase of any shares or securities of any class which at any time may be sold or offered for sale by the Corporation.

17.2. No holder of shares of the Corporation's Stock shall as such holder have any preemptive or preferential right of subscription to or purchase of any shares or securities of any class which at any time may be sold or offered for sale by the Corporation.

SERIAL PREFERRED STOCK

18.1. The Serial Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more series. Subject to the limitations hereof and the limitations prescribed by law, the Board of Directors is expressly authorized, prior to issuance, to adopt resolutions providing for the issuance of, or providing for a change in the number of shares of any particular series, and, if and to the extent from time to time required by law, to file a certificate under Section 805 of the Business Corporation Law of New York, or any statute amendatory thereof or supplemental thereto, establishing or changing the number of shares to be included in each such series and fixing the designation and relative rights, preferences and limitations of the shares of each such series. The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

(i) the serial designation of such shares and the number of shares constituting such series;

(ii) the annual dividend rate on shares of such series, whether dividends shall be cumulative and, if so, from which date or dates;

(iii) whether the shares of such series shall be redeemable and, if so, the terms and conditions of such redemption, including the date or dates upon and after which such shares shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(iv) the obligation, if any, of the Corporation to retire shares of such series pursuant to a sinking fund;

(v) whether shares of such series shall be convertible into, or exchangeable for, shares of stock of any other class or classes and, if so, the terms and conditions of such conversion or exchange, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any;

(vi) whether the shares of such series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(vii) the rights of the shares of such series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation; and

(viii) any other relative rights, preferences and limitations of such series.

18.2. No holder of Serial Preferred Stock shall have any preemptive or preferential right of subscription to or purchase of any shares or securities of any class which at any time may be sold or offered for sale by the Corporation.

18.3 So long as any shares of Preferred Stock are outstanding, the preferences, privileges and voting powers, if any, of the shares of Serial Preferred Stock of any series, and the restrictions or qualifications thereof, shall be subject to the preferences, privileges and voting powers, if any, of the shares of Preferred Stock, and the restrictions and qualifications thereof.

18.4. So long as any shares of the Serial Preferred Stock are outstanding, the Corporation shall not issue any shares of Preferred Stock without first obtaining the affirmative vote of the holders of record of at least a majority of the outstanding shares of Serial Preferred Stock, given in person or by proxy, either in writing or by resolution adopted at any meeting called for the purpose.

MISCELLANEOUS

19. The Board of Directors may from time to time issue scrip in lieu of fractional shares of any class or classes or any rights in respect of fractional shares and upon such terms and with such provisions as may be determined by the Board of Directors. Such scrip shall not confer upon the holder thereof any right to dividends, except in so far as may be specifically provided by the Board of Directors at the time of issuance thereof or thereafter, or any voting or other rights as a stockholder of the Corporation, but the Corporation shall from time to time, within such time as the Board of Directors may determine, or without limit of time if the Board of Directors so determines, issue certificates for one or more whole shares upon the surrender of scrip for fractional shares aggregating the number of whole shares represented by the scrip so surrendered, provided that the scrip so surrendered shall be properly endorsed for transfer if in registered form.

20. The Board of Directors shall have power, in its absolute discretion, at any time, and from time to time, without any action by the stockholders of the Corporation and whether or not in connection with the issue or sale of any shares of stock or other securities of the Corporation, to grant rights entitling the holders thereof to purchase from the Corporation any shares of its capital stock. Any such rights shall be evidenced by such warrants or other instruments as shall be approved by the Board of Directors. The terms upon which, the time or times at or within which, and the price or prices, not less than the par value thereof, at which any such shares may be purchased or subscribed for upon the exercise of any such rights and the price or other consideration, if any, for which such rights shall be granted shall be such as shall be fixed and stated in the resolution or resolutions adopted by the Board of Directors providing for the granting thereof.

ARTICLE VI. The duration of the corporate existence of the Corporation shall be perpetual.

ARTICLE VII. The number of Directors of the Corporation constituting the entire Board of Directors shall not be less than nine or more than eighteen. The Board of Directors shall determine from time to time the number of Directors who shall constitute the entire Board of Directors. Any such determination made by the Board of Directors shall continue in effect unless and until changed by the Board of Directors, but no such changes shall affect the term of any Director then in office. Directors need not be stockholders.

Except as otherwise provided by law or the Certificate of Incorporation of the Corporation, Directors shall be elected at the annual meeting of stockholders to serve one-year terms and successors shall have been duly elected and shall have qualified; provided, however, that Directors serving on the date of the annual meeting of stockholders in 2008, including those elected at such meeting, shall continue to serve the remainder of their elected terms. Any vacancy on the Board of Directors that results from an increase in the number of Directors and any other vacancy on the Board may be filled only by the Board, provided that a quorum is then in office and present, or only by a majority of the Directors then in office, if less than a quorum is then in office, or by a sole remaining Director. Directors elected to fill a newly created directorship or other vacancies shall be classified and hold office as provided by statute.

The Directors of the Corporation may not be removed prior to the expiration date of their terms of office, except for cause and by an affirmative vote of the holders of at least a majority of the outstanding shares of all classes of capital stock of the Corporation entitled to vote for the Board of Directors at the Annual Meeting of stockholders, or at any Special Meeting of stockholders called by the Board of Directors or by the Chairman of the Board or by the President for this purpose.

Notwithstanding any other provisions of this Certificate of Incorporation or the By-Laws of the Corporation (and notwithstanding the Fact that a lesser percentage or separate class vote may ~~h~~be specified by law, this Certificate of Incorporation, the By-Laws of the Corporation or otherwise), any proposal to amend, alter, repeal or adopt any provisions inconsistent with this or the preceding paragraphs of this Article VII, shall require the affirmative vote of a majority of the outstanding shares entitled to vote thereon.

Notwithstanding the foregoing, whenever the holders of any one or more classes or series of preferred stock issued by the Corporation shall have the right, voting separately by class or series, to elect Directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall he governed by the terms of this Certificate of Incorporation applicable thereto.

No contract or other transaction entered into by the Corporation shall be affected by the fact that any Director of the Corporation is in any way interested in or connected with any party to such contract or transaction or himself is a party to such contract or transaction, provided that such contract or transaction shall be approved by a majority of the Directors present at the meeting authorizing or confirming such contract or transaction, which majority shall consist of Directors not so interested or connected.

Each Director of the Corporation shall be indemnified by the Corporation against expenses actually and necessarily incurred by him in connection with the defense of any action, suit or proceeding in which he is made a party by reason of his being or having been a Director of the Corporation, except in relation to matters as to which he shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties as such Director; provided that such right of indemnification shall not be deemed exclusive of any other rights to which a Director of the Corporation may be entitled, under any ~~by-law~~By-Law, agreement, vote of stockholders or otherwise.

The vote required for election of a director by the shareholders shall, except in a contested election, be the affirmative vote of a majority of the votes cast in favor of or against the election of a nominee at a meeting of shareholders. In a contested election, directors shall be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election. An election shall be considered contested if, as of the record date, there are more nominees for election than positions on the board of directors to be filled by election at the meeting.

ARTICLE VIII.

1. Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting by the written consent of the stockholders of the Corporation, but only if such action is taken in accordance with the provisions of this Article VIII and the Corporation's By-Laws.

2. The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting shall be as fixed by the Board of Directors or as otherwise established under this Article. Any person other than the Corporation seeking to have the stockholders authorize or take corporate action by written consent without a meeting shall, by written notice addressed to the secretary of the Corporation and delivered to the Corporation and signed by the holders of record of no less than twenty percent (20%) of the Common Stock of the Corporation entitled to express consent on the relevant action, request that a record date be fixed for such purpose. The written notice must contain the information required by Article I, Section 7 of the By-Laws or Article II, Section 9 of the By-Laws, as applicable, with respect to the business and/or nominations that are the subject of the proposed action. Following receipt of the notice, the Board of Directors shall promptly, but in all events within ten (10) business days after the date the notice is received, determine the validity of the request and whether the request relates to an action that may be taken by written consent pursuant to this Article and, if appropriate, adopt a resolution fixing the record date for such purpose. The record date for such purpose shall be no more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors and shall not precede the date such resolution is adopted. If no record date has been fixed by the

Board of Directors within ten (10) business days following the Corporation's receipt of the notice to fix a record date for such purpose, the record date shall be the day on which the first signed written consent is delivered to the Corporation in the manner described in paragraph 6 of this Article; except that, if prior action by the Board of Directors is required under the provisions of New York law and the Board determines to take such prior action, the record date shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action, and except that no record date shall be set for any action that is not a proper subject for action by written consent pursuant to paragraph 3 of this Article or for which consents are not to be solicited as provided in paragraph 4 of this Article.

3. The Board of Directors shall not be obligated to set a record date for an action by written consent if (i) the record date request does not comply with this Article VIII and the Corporation's By-Laws, (ii) such action is not a proper subject for stockholder action under applicable law, (iii) the request for a record date for such action is received by the Corporation during the period commencing ninety (90) days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the date of the next annual meeting or the period from the time notice of any special meeting is first given to shareholders and ending on the date of such meeting, (iv) an annual or special meeting of stockholders was held not more than thirty (30) days before such request for a record date was received by the secretary of the Corporation, (v) an item of business substantially the same as or substantially similar to such action ("Similar Item") is to be included in the Corporation's notice as an item of business to be brought before a meeting of the stockholders that is to be called within forty (40) days after the request for a record date is received and held as soon as practicable thereafter, or (vi) such record date request or any solicitation of consents to such action was made in a manner that involved a violation of Regulation 14A under the Securities Exchange Act of 1934 (the "Exchange Act") or other applicable law. For purposes of this paragraph, the nomination, election or removal of directors shall be deemed to be a Similar Item with respect to all actions involving the nomination, election or removal of directors, changing the size of the Board of Directors or filling of vacancies and/or newly created directorships resulting from any increase in the authorized number of directors. The Board of Directors shall determine in good faith whether a record date is required to be set under the provisions of this Article VIII.

4. Stockholders may take action by written consent only if consents are solicited pursuant to a consent solicitation conducted pursuant to Regulation 14A of the Exchange Act, without reliance upon the exemption contained in Rule 14a-2(b)(2) of the Exchange Act.

5. Every written consent purporting to take or authorize the taking of corporate action (each such written consent is referred to in this paragraph and in paragraph 6 as a "Consent") must bear the date of signature of each stockholder who signs the Consent, and no Consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated Consent delivered in the manner required by paragraph 6 of this Article and not later than one hundred twenty (120) days after the record date, Consents signed by a sufficient number of stockholders to take such action are so delivered to the Corporation.

6. No Consents may be delivered to the Corporation or its registered office in the State of New York until fifty (50) days after the record date. Consents must be delivered to the Corporation by delivery to its registered office in the State of New York or its principal place of business. Delivery must be made by hand or by certified or registered mail, return receipt requested.

ARTICLE IX. Special meetings of the stockholders may be called (i) by the Board of Directors, the Chairman of the Board or by the President or (ii) upon the written request or requests of the Corporation from holders of record of no less than twenty percent (20%) of the Common Stock of the Corporation entitled to vote on the matter or matters to be brought before the proposed special meeting, filed with the secretary of the Corporation and otherwise in accordance with the By-Laws, and may not be called by any other person or persons. Notwithstanding the foregoing, whenever holders of one or more classes or series of Preferred Stock or Preference Stock shall have the right, voting separately as a class or series, to elect directors, such holders may call, to the extent provided in Article V (or pursuant to the terms of the resolution or resolutions adopted by the Board of Directors pursuant to Article V hereof), special meetings of holders of such Preferred Stock or Preference Stock.

ARTICLE X.

A. The following definitions shall apply with respect to this Article ~~VIII~~X:

1. The term "Business Combination" shall mean:

    a.   any merger or consolidation of the Corporation or any Subsidiary (as hereinafter defined) with, or proposed by or on behalf of (i) any Interested Stockholder (as hereinafter defined) or (ii) any other company (whether or not itself an Interested Stockholder) which is or, after such merger or consolidation, would be an Affiliate or an Associate (as hereinafter defined) of an Interested Stockholder; or

    b.   the adoption of any plan or proposal for the liquidation or dissolution of the Corporation; or

    c.   any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or in a series of transactions) to or with any Interested Stockholder or any Affiliate or Associate of an Interested Stockholder of any assets, securities or commitments of the Corporation or any Subsidiary having an aggregate fair market value (as hereinafter defined) of $10 million or more, except for sales of goods and services made in the ordinary course of the Corporation's business, consistent with past practice; or

    d.   any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or in a series of transactions) to or with the Corporation or any Subsidiary of assets, securities or commitments of an Interested Stockholder or any Affiliate or Associate of an Interested Stockholder having an aggregate fair market value of $10 million or more, except for purchases of goods and services made in the ordinary course of the Corporation's business, consistent with past practice; or

    e.   any security arrangement, investment, loan, advance, guarantee, agreement to purchase or sell, agreement to pay, extension of credit, joint venture participation or other arrangement (in one transaction or a series of transactions) by the Corporation or any Subsidiary with or for the benefit of any Interested Stockholder or any Affiliate or Associate of an Interested Stockholder involving $10 million or more; or

    f.   the issuance or transfer by the Corporation or any Subsidiary (in one transaction or a series of transactions) of any securities Corporation or any Subsidiary to any Interested Stockholder or any Affiliate or Associate of an Interested Stockholder, except proportionately to all stockholders of the Corporation or such Subsidiary; or

    g.   any amendment to the By-Laws of the Corporation proposed by or on behalf of an Interested Stockholder or any Affiliate or Associate of an Interested Stockholder; or

    h.   any reclassification of securities (including any reverse stock split), or recapitalization of the Corporation, or any merger or consolidation of the Corporation with any of its the Corporation, or any merger or consolidation of the Corporation with any of its Subsidiaries or any other transaction (whether or not with or otherwise involving an Interested Stockholder) that has the effect, directly or indirectly, of increasing the proportionate share of any class or series of Voting Stock (as hereinafter defined), or any securities convertible into Voting Stock or into equity securities of any Subsidiary, that is beneficially owned by any Interested Stockholder or any Affiliate or Associate of an Interested Stockholder; or

    i.   any agreement, contract or other arrangement providing for any one or more of the actions specified in the foregoing clauses (a) to (h).

2. The term "Capital Stock" shall mean all capital stock of the Corporation authorized to be issued from time to time under Article V of this Certificate of Incorporation, and the term "Voting Stock" shall mean all Capital Stock which by its terms may be voted on all matters submitted to stockholders of the Corporation generally at the time in question.

3. The term "person" shall mean any individual, firm, company or other entity and shall include any group comprised of any person and any other person with whom such person or any Affiliate or Associate of such person has any agreement, arrangement or understanding, directly or indirectly, for the purpose of acquiring, holding, voting or disposing of Capital Stock.

4. The term "Interested Stockholder" shall mean any person (other than the Corporation or any Subsidiary and other than any pension, profit-sharing, employee stock ownership or other employee benefit plan of the Corporation or any Subsidiary or any trustee of or fiduciary with respect to any such plan when acting in such capacity) who (a) is the beneficial owner of Voting Stock representing ten percent (10%) or more of the votes entitled to be cast by the holders of all then outstanding shares of Voting Stock, or (b) is an Affiliate or Associate of the Corporation and at any time within the two-year period immediately prior to the date in question was the beneficial owner of Voting Stock representing ten percent (10%) or more of the votes entitled to be cast by the holders of all then outstanding shares of Voting Stock.

5. A person shall be a "beneficial owner" of any Capital Stock (a) which such person or any of its Affiliates or Associates beneficially owns, directly or indirectly; (b) which such person or any of its Affiliates or Associates has, directly or indirectly, (i) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (ii) the right to vote pursuant to any agreement, arrangement or understanding; or (c) which is beneficially owned, directly or indirectly, by any other person with which such person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Capital Stock. For the purposes of determining whether a person is an Interested Stockholder pursuant to Paragraph 4 of this Section A, the number of shares of Capital Stock deemed to be outstanding shall include shares deemed beneficially owned by such person through application of this Paragraph 5 of Section A, but shall not include any other shares of Capital Stock that may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

6. The term "Affiliate" means, an "affiliate" of, or a person "affiliated" with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified, and the term "Associate" controlled by, or is under common control with, the person specified, and the term "Associate" means, when used to indicate a relationship with any person, means (1) any corporation or organization (other than the Corporation or a majority-owned subsidiary of the Corporation) of which such person is an officer or partner or is, directly or indirectly, the beneficial owner of 10 percent or more of any class of equity securities, (2) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, and (3) any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of the Corporation or any of its parents or subsidiaries.

7. The term "Subsidiary" means any company (whether a corporation or a partnership) of which a majority of any class of equity or similar (in the case of a partnership) security is beneficially owned by the Corporation.

8. The term "Fair Market Value" means (a) in the case of cash, the amount of such cash; (b) in the case of stock, the highest closing sale price during the 30-day period in which the date in question (i.e., the Announcement Date or the Determination Date as hereinafter defined) is counted as the fifteenth day, of a share of such stock on the Composite Tape for New York Stock Exchange-Listed Stocks, or, if such stock is not quoted on the Composite Tape, on the New York Stock Exchange, or, if such stock is not listed on such exchange, on the principal United States securities exchange registered under the Act on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock on the National Association of Securities Dealers, Inc. Automated Quotations System or any similar system then in use, during the 30-day period in which the date in question is counted as the fifteenth day or if no such quotations are available, the fair market value on the date in question of a share of such stock as determined in good faith by the Board of Directors at a time that a majority of the Board was comprised of Disinterested Directors (as hereinafter defined); and (c) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined in good faith by the Board of Directors at a time when Disinterested Directors constitute a majority of the entire Board.

9. In the event of any Business Combination in which the Corporation survives, the phrase "consideration other than cash to be received" as used in Paragraphs 2.a and 2.b of Section C of this Article ~~VIII~~X shall include the shares of Common Stock and/or the shares of any other class or series of Capital Stock retained by the holders of such shares.

10. The term "Disinterested Director" means a member of the Board of Directors of the Corporation, while such person is a member of the Board of Directors, who is not the Interested Stockholder, an Affiliate or Associate or representative of the Interested Stockholder and was a member of the Board prior to the time the Interested Stockholder became an Interested Stockholder, and any successor of such Disinterested Director while such successor is a member of the Board of Directors who is not an Affiliate or Associate of the Interested Stockholder and was recommended for nomination or election to the Board by a majority of the Disinterested Directors then on the Board.

B. In addition to any affirmative vote required by law, this Certificate of Incorporation, the By-Laws of the Corporation or otherwise, and except as otherwise expressly provided in Section C of this Article ~~VIII~~X, the Corporation shall not engage, directly or indirectly, in any Business Combination with, or proposed by or on behalf of, an Interested Stockholder or an Affiliate or Associate of an Interested Stockholder without the affirmative vote of (i) not less than a majority of the votes entitled to be cast by the holders of all the then outstanding shares of Voting Stock voting together as a single class, and (ii) not less than a majority of the votes entitled to be cast by the holders of all the then outstanding shares of Voting Stock, excluding Voting Stock beneficially owned by such Interested Stockholder and its Affiliate and Associates, voting together as a single class. Such affirmative vote shall he required notwithstanding the fact that no vote may be required, or that a lesser percentage or separate class vote may be specified, by law, in any agreement with any national securities exchange or otherwise.

C. The provisions of Section B of this Article ~~VIII~~X shall not he applicable to any particular Business Combination (and such Business Combination shall require only such affirmative vote, if any, as is required by law, or any other provision of this Certificate of Incorporation, the By-Laws of the Corporation or otherwise) if all of the conditions specified in either of the following Paragraphs 1 or 2 are met, or, in the case of a Business Combination not involving the payment of consideration to the holders of the Corporation's outstanding Capital Stock, if the condition specified in the following Paragraph l is met.

1. The Business Combination shall have been approved, or is being effected pursuant to agreements or arrangements which shall have been approved, by the Board of Directors of the Corporation and at a time when Disinterested Directors constitute a majority of the entire Board of Directors.

2. All of the following conditions shall have been met:

   a. The aggregate amount of cash and the value, as of the date of the consummation of the Business Combination (the "Consummation Date"), of consideration other than cash to be received per share by holders of Common Stock in such Business Combination shall be at least equal to the highest amount determined under clauses (i) and (ii) below:

      (i) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by or on behalf of the Interested Stockholder for any share of Common Stock in connection with the acquisition by the Interested Stockholder of beneficial ownership of shares of Common Stock (x) within the two year period immediately prior to the first public announcement of the terms of the proposed Business Combination (the "Announcement Date") or (y) in the transaction in which it became an Interested Stockholder, whichever is higher; and

      (ii) the Fair Market Value per share of Common Stock as of the Announcement Date or as of the date on which the Interested Stockholder became an Interested Stockholder (the "Determination Date"), whichever is higher.

b. The aggregate amount of cash and the value, as of the Consummation Date, of consideration other than cash to be received per share by holders of shares of any class or series of outstanding Capital Stock other than Common Stock, shall be at least equal to the highest amount determined under clauses (i), (ii) and (iii) below:

   (i) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by or on behalf of the Interested Stockholder for any share of such class or series of Capital Stock in connection with the acquisition by the Interested Stockholder of beneficial ownership of shares of such class or series of Capital Stock (x) within the two-year period immediately prior to the Announcement Date or (y) in the transaction in which it became an Interested Stockholder, whichever is higher;

   (ii) the Fair Market Value per share of such class or series of Capital Stock as of the Announcement Date or as of the Determination Date, whichever is higher; and

   (iii) (if applicable) the highest preferential amount per share to which the holders of shares of such class or series of Capital Stock would be entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation (regardless of whether the Business Combination to be consummated constitutes such an event).

The provisions of this Paragraph 2 shall be required to be met with respect to every class or series of outstanding Capital Stock, whether or not the Interested Stockholder has previously acquired beneficial ownership of any shares of a particular class or series Capital Stock.

c. The consideration to be received by holders of a particular class or series of outstanding Capital Stock shall be in cash or in the same form as previously has been paid by or on behalf of the Interested Stockholder in connection with its direct or indirect acquisition of beneficial ownership of shares of such class or series of Capital Stock. If the consideration so paid for shares of any class or series of Capital Stock varied as to form, the form of consideration for such class or series of Capital Stock shall be either cash or the form used to acquire beneficial ownership of the largest number of shares of such class or series of Capital Stock previously acquired by the Interested Stockholder. The prices determined in accordance with Paragraphs 2.a and 2.b of this Section C shall be subject to an appropriate adjustment in the event of any stock dividend, stock split, subdivision, combination of shares or similar event.

d. After the Determination Date and prior to the Consummation Date:

   (i) there shall have been no failure to declare and pay at the regular date therefor any full quarterly dividends (whether or not cumulative) payable in accordance with the terms of any outstanding Capital Stock unless approved by the Board of Directors at a time that a majority of the entire Board of Directors is comprised of Disinterested Directors;

   (ii) there shall have been no reduction in the annual rate of dividends paid on the Common Stock (except as necessary to reflect any stock split, stock dividend or subdivision of the Common Stock) unless approved by the Board of Directors at a time that a majority of the entire Board of Directors is ~~of Directors at a time that a majority of the entire Board of Directors is~~ comprised of Disinterested Directors;

   (iii) there shall have been an increase in the annual rate of dividends paid on the Common Stock as necessary to reflect any reclassification (including any reverse stock split), recapitalization, reorganization or any similar transaction that has the effect of reducing the number of outstanding shares of Common Stock, unless the failure so to increase such annual rate is approved by the Board of Directors at a time that a majority of the entire Board is comprised of Disinterested Directors; and

   (iv) such Interested Stockholder shall not have become the beneficial owner of any additional shares of Capital Stock except as part of the transaction that results in such Interested

Stockholder becoming an Interested Stockholder and except in a transaction that, after giving effect thereto, would not result in any increase in the Interested Stockholder's percentage beneficial ownership of any class or series of Capital Stock; and

    (v)   such Interested Stockholder shall not have made any change in the Corporation's business or equity capital structure.

    e.   A proxy or information statement describing proposed Business Combination and complying with the requirements of the Securities Exchange Act of 1934 and the rules and regulations thereunder (the "Act") (or any subsequent provisions replacing such Act, rules or regulations) shall be mailed to all stockholders of the Corporation at least 30 days prior to the consummation of such Business Combination (whether or not such proxy or information statement is required to be mailed pursuant to such Act or subsequent provisions).

D. The Board of Directors at a time when Disinterested Directors constitute a majority of the entire Board of Directors shall have the power and duty to determine for the purposes of this Article ~~VIII~~X, on the basis of information known to them after reasonable inquiry, all questions arising under this Article ~~VIII~~X, including (without limitation), (a) whether a person is an Interested Stockholder, (b) the number of shares of Capital Stock or other securities beneficially owned by any person, and (c) whether a person is an Affiliate or Associate of another and (d) whether the assets that are the subject of any Business Combination have, or the consideration to be received for the issuance or transfer of securities by the Corporation or any Subsidiary in any Business Combination has an aggregate fair market value of $10 million or more. Any such determination made in good faith shall be binding and conclusive on all parties.

E. Nothing contained in this Article ~~VIII~~X shall be construed to relieve any Interested Stockholder from any fiduciary obligation imposed by law.

F. The fact that any Business Combination complies with the provisions of Section C of this Article ~~VIII~~X shall not be construed to impose any fiduciary duty, obligation or responsibility on the Board of Directors, or any member thereof, to approve such Business Combination or recommend its adoption or approval to the stockholders of the Corporation, nor shall such compliance limit, prohibit or otherwise restrict in any manner the Board of Directors, or any member thereof, with respect to evaluations of or actions and responses taken with respect to such Business Combination.

G. Notwithstanding any other provisions of this Certificate of Incorporation or the By-Laws of the Corporation (and notwithstanding the fact that a lesser percentage or separate class vote maybe specified by law, this Certificate of Incorporation, the By-Laws of the Corporation or otherwise), any proposal to amend, alter, or repeal or adopt any provision of this Certificate of Incorporation inconsistent with this Article ~~VIII~~X which is proposed by or on behalf of an Interested Stockholder or an Affiliate or Associate of an Interested Stockholder shall require the affirmative vote of (i) not less than a majority of the votes entitled to be cast by the holders of all outstanding shares of Voting Stock voting together as a single class, and (ii) not less than a majority of the votes entitled to be cast by the holders of all the then outstanding shares of Voting Stock (excluding Voting Stock beneficially owned by such Interested Stockholder and its Affiliates and its Associates) voting together as a single class; *provided, however*, that this Section G shall not apply to, and such special votes shall not be required for, any amendment, repeal or adoption recommended by the Board of Directors at a time when Disinterested Directors constitute a majority of the entire Board of Directors.

ARTICLE ~~IX~~XI. No director of the Corporation shall have personal liability to the Corporation or its stockholders for damages for any breach of duty in such capacity, provided that the foregoing shall not eliminate or limit the liability of any director if a judgment or other final adjudication adverse to him or her establishes that his or her acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled or that his or her act violated Section 719 of the Business Corporation Law of New York. No amendment to or repeal of this Article ~~IX~~XI shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. If the Business Corporation Law of New York is amended hereafter to expand or limit liability of a director, then the liability of a director of the Corporation shall be expanded to the extent required or limited to the extent permitted by the Business Corporation Law of New York, as so amended.

6. This ~~restated~~ Amended and Restated Certificate of Incorporation was ~~authorized by the vote of a majority of~~ approved by the Board of Directors ~~of~~ on February 12, 2013 and approved by the ~~Corporation~~ Stockholders at a meeting held on ~~May 12, 2008~~ May 13, 2013.

Appendix B – Proposed By-Law Amendment

Related to “Item 3 — Company Proposal to Amend Our Restated Certificate of Incorporation Regarding Shareowner Action by Written Consent”

WORDS THAT ARE UNDERLINED WILL BE ADDED AND WORDS THAT ARE CROSSED OUT WILL BE DELETED FROM OUR BY-LAWS.

By-Laws

of

International Paper Company

As Amended through

~~May 10, 2010~~

May 13, 2013

INTERNATIONAL PAPER

BY-LAWS
OF
INTERNATIONAL PAPER COMPANY

ARTICLE I
STOCKHOLDERS' MEETINGS

Section 1. Annual Meeting. The annual meeting of the Stockholders of the Corporation for the election of Directors, and for the transaction of such other business as may come before the meeting, shall be held on such date and at such place within or without the State of New York as shall have been fixed by the Board of Directors on a timely basis.

Section 2. Special Meetings. Special meetings of the Stockholders, unless otherwise provided by statute, or by the Certificate of Incorporation or other certificate filed pursuant to law, at any time may be called or caused to be called by a majority of the Board of Directors or by the Chairman of the Board, or by the President, or upon the written ("Special Meeting Request") request therefore of Stockholders holding no less than twenty percent ("Requisite Percentage") of the Common Stock of the Company, filed with the Secretary pursuant to these By-Laws. In the event a special meeting is requested properly by Stockholders holding not less than twenty percent of the Common Stock of the Company and such request meets all applicable requirements set forth in these By-Laws, any applicable statute, the Certificate of Incorporation and any other certificate filed pursuant to law, then either a majority of the Board of Directors, or the Chairman of the Board, or the President shall cause such a special meeting to be called in a manner consistent with applicable statute, the Certificate of Incorporation and any other certificate filed pursuant to law. A Stockholder's written request for a special meeting shall include the information required under Article I, Section 7 or Article II, Section 9 of these By-Laws, as applicable with respect to the business and/or nominations proposed to be brought before such special meeting and the Stockholder(s) proposing such business and/or nominations at such meeting. Special meetings shall be held at such place within or without the State of New York as shall have been fixed by the Board of Directors and specified in the call thereof. Business transacted at a special meeting requested by Stockholders shall be limited to the purpose(s) stated in the request for meeting,; *provided, however*, that the Board of Directors shall have the authority in its discretion to submit additional matters to the Stockholders, and to cause other business to be transacted, at any special meeting requested by Stockholders.

A Special Meeting Request shall be signed and dated by each Stockholder of record (or a duly authorized agent of such Stockholder) requesting the special meeting (each, a "Requesting Stockholder") and shall include (a) an acknowledgement by the Requesting Stockholders and the beneficial owners, if any, on whose behalf the Special Meeting Request(s) are being made that a disposition of shares of the Corporation's Common Stock owned of record or beneficially as of the date on which the Special Meeting Request in respect of such shares is delivered to the Secretary that is made at any time prior to the special meeting shall constitute a revocation of such Special Meeting Request with respect to such disposed shares and (b) documentary evidence that the Requesting Stockholders own the Requisite Percentage as of the date of such written request to the Secretary; *provided, however,* that if the Requesting Stockholders are not the beneficial owners of the shares representing the Requisite Percentage, then to be valid, the Special Meeting Request(s) must also include documentary evidence (or, if not simultaneously provided with the Special Meeting Request(s), such documentary evidence must be delivered to the Secretary within ten (10) business days after the date on which the Special Meeting Request(s) are delivered to the Secretary) that the beneficial owners on whose behalf the Special Meeting Request(s) are made beneficially own the Requisite Percentage as of the date on which such Special Meeting Request(s) are delivered to the Secretary. In addition, the Requesting Stockholders and the beneficial owners, if any, on whose behalf the Special Meeting Request(s) are being made shall promptly provide any other information reasonably requested by the Corporation.

Notwithstanding the foregoing provisions of this Section, a special meeting requested by Stockholders shall not be held if (a) the Special Meeting Request does not comply with this Section, (b) the Special Meeting Request relates to an item of business that is not a proper subject for stockholder action under applicable law,

(c) the Special Meeting Request is received by the Corporation during the period commencing ninety (90) days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the date of the next annual meeting or the period from the time notice of any special meeting is first given to shareholders and ending on the date of such meeting, (d) an annual or special meeting of Stockholders was held not more than thirty (30) days before the Special Meeting Request was received by the Secretary of the Corporation, (e) the Board of Directors has called or calls for an annual or special meeting of Stockholders to be held within ninety (90) days after the Special Meeting Request is received by the Secretary and the business to be conducted at such meeting includes an item of business that is substantially the same or substantially similar ("Similar Business"), or (f) the Special Meeting Request was made in a manner that involved a violation of Regulation 14A under the Securities Exchange Act of 1934 (the "Exchange Act") or other applicable law. For purposes of this Section, the nomination, election or removal of directors shall be deemed to be a Similar Business with respect to all items of business involving the nomination, election or removal of directors, changing the size of the Board of Directors or filling of vacancies and/ or newly created directorships resulting from any increase in the authorized number of directors. The Board of Directors shall determine in good faith whether the requirements set forth in this paragraph have been satisfied.

In determining whether a special meeting of Stockholders has been requested by the record holders of shares representing in the aggregate at least the Requisite Percentage, multiple Special Meeting Requests delivered to the Secretary will be considered together only if (a) each Special Meeting Request identifies substantially the same purpose or purposes of the special meeting and substantially the same matters proposed to be acted on at the special meeting (in each case as determined in good faith by the Board of Directors), and (b) such Special Meeting Requests have been dated and delivered to the Secretary within sixty days of the earliest dated Special Meeting Request. A Requesting Stockholder may revoke a Special Meeting Request at any time by written revocation delivered to the Secretary and if, following such revocation, there are outstanding un-revoked requests from Requesting Stockholders holding less than the Requisite Percentage, the Board of Directors may, in its discretion, cancel the special meeting. If none of the Requesting Stockholders appears or sends a duly authorized agent to present the business to be presented for consideration that was specified in the Special Meeting Request, the Corporation need not present such business for a vote at such special meeting.

Section 3. Notice of Meetings. Unless otherwise required by statute, the notice of every meeting of the Stockholders shall be in writing and shall state the place, date and hour of the meeting. Notice of a special meeting shall also state the purpose or purposes for which the meeting is called. A copy of the notice of any meeting shall be given personally, electronically or by mail, not less than ten nor more than fifty days before the date of the meeting, to each Stockholder entitled to vote at the meeting and to each Stockholder who, by reason of any action proposed at such meeting, is entitled by law to notice thereof. If mailed, it shall be directed to a Stockholder at his address as it appears on the record of Stockholders or, if he shall have filed with the Secretary of the Corporation a written request that notices to him be mailed to some other address, then directed to him at such other address. If transmitted electronically, such notice is given when directed to the Shareholder's electronic mail address as supplied by the Shareholder to the Secretary of the Corporation or as otherwise directed pursuant to the Shareholder's authorization or instructions.

Section 4. Quorum. Proxies. Voting. Except as otherwise provided by law or by the Certificate of Incorporation or other certificate filed pursuant to law, at any meeting of the Stockholders there must be present in person or by proxy the holders of record of stock representing at least one-third of the number of votes entitled to be cast upon any question to be considered at the meeting in order to constitute a quorum for the determination of such question, but a less interest may adjourn the meeting from time to time without notice other than announcement at the meeting until a quorum be present, and thereupon any business may be transacted at the adjourned meeting which might have been transacted at the meeting as originally called. Except as otherwise provided by law or by the Certificate of Incorporation or other certificate filed pursuant to law or by the By-Laws of the Corporation, a majority vote of a quorum at a meeting shall decide any question brought before such meeting. Every holder of record of stock of a class entitled to vote at a meeting shall be entitled to one vote for every share of such stock standing in his name on the books of the Corporation, and may vote either in person or by proxy.

Section 5. Presiding Officer and Secretary. At all meetings of the Stockholders the Chairman of the Board, or in his absence the President, or in his absence a Vice Chairman of the Board or a Vice President designated by the

Board of Directors, or if none be present, the appointee of the meeting, shall preside. The Secretary of the Corporation, or in his absence an Assistant Secretary, or if none be present, the appointee of the Presiding Officer of the meeting, shall act as Secretary of the meeting.

Section 6. Inspectors. At each meeting of Stockholders at which Directors are to be elected the Presiding Officer shall appoint two Inspectors of Election who shall perform the duties required by the statute at that meeting and any adjournment thereof. If any Inspector shall refuse to serve, or neglect to attend at the election or his office becomes vacant, the Presiding Officer shall appoint an Inspector in his place.

The Presiding Officer of any meeting may also appoint, at such meeting, two Inspectors with authority to count and report upon the votes cast at such meeting upon such questions (other than the election of Directors) as may be voted upon by ballot.

In the event of the delivery, in the manner provided by Article I, Section 8 of these By-Laws and applicable law, to the Corporation of written consent or written consents to take corporate action and/or any related revocation or revocations, the Corporation shall appoint one or more Inspectors of Election who shall perform a ministerial review of the validity of the consents and revocations. For the purpose of permitting the Inspectors to perform such review, no action by written consent and without a meeting shall be effective until such Inspectors have completed their review, determined that the requisite number of valid and unrevoked consents delivered to the Corporation in accordance with Article I, Section 8 of these By-Laws and applicable law have been obtained to authorize or take the action specified in the consents, and certified such determination for entry in the records of the Corporation kept for the purpose of recording the proceedings of meetings of Stockholders. Nothing contained herein shall in any way be construed to suggest or imply that the Board of Directors or any Stockholder shall not be entitled to contest the validity of any consent or revocation thereof, whether before or after such certification by the Inspectors, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

Inspectors shall be sworn.

Section 7. Stockholders' Meetings. No business may be transacted at a meeting of Stockholders of the Corporation, except business properly brought before the meeting in accordance with the procedures set forth in these By-Laws. Nominations for the election of directors shall be properly presented at a meeting only if made in compliance with Section 9, Article II of these By-Laws. The proposal of business other than nominations for the election of directors may properly be brought before Stockholders at a meeting only if either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors or any duly authorized committee thereof, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors or any duly authorized committee thereof or (c) otherwise properly brought before a special meeting pursuant to Article I, Section 2 of these By-Laws or brought before an annual meeting by any Stockholder of the Corporation (i) who is a Stockholder of record on the date of the giving of the notice provided for in this Section and on the record date for the determination of Stockholders entitled to vote at such annual meeting and (ii) who complies with the notice procedures set forth in this Section.

Business shall be brought before a meeting of Stockholders by any Stockholder of the Corporation by notice in writing delivered or mailed by first class United States mail, postage prepaid, to the Secretary of the Corporation at the principal executive offices of the Corporation, and received by such person the Secretary (a) as provided in Section 2, Article I of these By-Laws, with respect to any business to be brought before a special meeting of Stockholders, and (b) with respect to any business to be brought before an annual meeting of Stockholders, not less than ninety (90) days nor more than one-hundred twenty (120) days prior to the first anniversary of the preceding year's annual meeting of Stockholders.; *provided, however,* that in the event that the date of an annual meeting is advanced more than thirty (30) days prior to the first anniversary of the preceding year's annual meeting of Stockholders or delayed more than seventy (70) days after such anniversary date, then to be timely such notice must be received by the Corporation no earlier than one hundred twenty (120) days prior to such annual meeting and no later than the later of seventy (70) days prior to the date of the meeting or the tenth (10th) day following the day on which public announcement of the date of the meeting was first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a Stockholder's notice as described above.

A Stockholder's notice to the Secretary shall set forth (i) as to each matter of business such Stockholder proposes to bring before the meeting ~~(i)~~, a brief description of the business desired to be brought before the ~~annual~~ meeting ~~and~~, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these By-Laws, the language of the proposed amendment), the reasons for conducting such business at the ~~annual~~ meeting~~, (ii) the name and record address of such Stockholder, (iii) the number of shares of stock of the Corporation which are owned beneficially or of record by such Stockholder, (iv) a description of all arrangements or understandings between such Stockholder and any other person or persons (including their names) in connection with the proposal of such business by such Stockholder~~ and any material interest ~~of such Stockholder~~ in such business ~~and~~ of such Stockholder and the beneficial owner, if any, on whose behalf the proposal is made and, (ii) as to the Stockholder giving notice and the beneficial owner, if any, on whose behalf the proposal is made:

(1) the name and address, as they appear on the Corporation's books, of such Stockholder and any such beneficial owner;

(2) the class or series and number of shares of capital stock of the Corporation which are held of record or are beneficially owned by such Stockholder and by any such beneficial owner;

(3) a description of any agreement, arrangement or understanding between or among such Stockholder and any such beneficial owner, any of their respective affiliates or associates, and any other person or persons (including their names) in connection with the proposal of such business;

(4) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of, or any other agreement, arrangement or understanding that has been made, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such Stockholder or any such beneficial owner with respect to the Corporation's securities;

(~~v~~5) a representation that ~~such~~ the Stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to bring such business before the meeting.~~; and~~

(6) a representation as to whether such Stockholder or any such beneficial owner intends or is part of a group that intends to (i) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of the corporation's outstanding capital stock required to approve or adopt the proposal and/or (ii) otherwise to solicit proxies from Stockholders in support of such proposal. If requested by the Corporation, the information required under the preceding paragraphs (2), (3) and (4) shall be supplemented by such Stockholder and any such beneficial owner not later than ten (10) days after the record date for the meeting to disclose such information as of the record date.

No business shall be conducted at the ~~annual~~ meeting of Stockholders except business brought before the ~~annual~~ meeting in accordance with the procedures set forth in this Section, provided, however, that once business has been properly brought before the ~~annual~~ meeting in accordance with such procedures, nothing in this Section shall be deemed to preclude discussion by any Stockholder of any such business. The Presiding Officer of the meeting may, if the facts warrant, determine and declare to an annual or special meeting that business was not properly brought before the ~~annual~~ meeting in accordance with the applicable procedure, and if such person should so determine, he or she shall so declare to the meeting and such business shall not be transacted.

Nothing in this Section 7 or Article II, Section 9 shall be deemed to affect any rights of shareholders to request inclusion of nominations or proposals as to any other business in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act and to put before such meeting any nominations or proposals as to any other business so included in the Corporation's proxy statement at his or her request. However, no reference in these By-Laws to the Exchange Act will otherwise be construed to limit any requirement in the Certificate of Incorporation or these By-Laws applicable to nominations or proposals as to any other business to be considered, and compliance with the Certificate of Incorporation and these By-Laws shall be the exclusive means for a Stockholder to make nominations or submit other business (other than as provided in the immediately preceding sentence).

For purposes of this Section 7 and Article II, Section 9, "public ~~disclosure~~ announcement" shall mean disclosure in a communication sent by first class mail to Stockholders, in a press release reported by the Dow Jones News Service, Reuters Information Services, Inc., Associated Press or comparable national news service or in a document filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

Section 8. *Stockholder Action by Written Consent.* Any action required or permitted to be taken by the Stockholders of the Corporation may be effected by a consent in writing by Stockholders as provided by, and subject to the limitations in, the Certificate of Incorporation and this Section 8.

A written request by a Stockholder for a record date in accordance with Article VIII of the Certificate of Incorporation must be delivered by the holders of record of no less than twenty percent (20%) (the "Requisite Percentage") of the Common Stock of the Corporation entitled to express consent on the relevant action, must describe the action that the Stockholder proposes to take by consent (the "Action") and must contain (a) the text of the proposal (including the text of any resolutions to be effected by such consent), (b) the information required by Article I, Section 7 or Article II, Section 9 of these By-Laws, as applicable, as though the Stockholders making the request were making a Special Meeting Request in furtherance of the Action, (c) an acknowledgment by the Stockholders making the request and the beneficial owners, if any, on whose behalf the request is being made that a disposition of shares of the Corporation's Common Stock, owned of record or beneficially as of the date on which the request in respect of such shares is delivered to the Secretary, that is made at any time prior to the delivery of the first written consent with respect to the Action shall constitute a revocation of such request with respect to such disposed shares, (d) a statement that the Stockholder intends to solicit consents in accordance with Regulation 14A of the Exchange Act, without reliance on the exemption contained in Rule 14a-2(b)(2) of the Exchange Act, and (e) documentary evidence that the Stockholders making the request own the Requisite Percentage as of the date that the request is delivered to the Secretary; *provided, however*, that if the Stockholders making the request are not the beneficial owners of the shares representing the Requisite Percentage, then to be valid, the request must also include documentary evidence (or, if not simultaneously provided with the request, such documentary evidence must be delivered to the Secretary within ten (10) business days after the date on which the request is delivered to the Secretary) that the beneficial owners on whose behalf the request is made beneficially own the Requisite Percentage as of the date on which such request is delivered to the Secretary. In addition, the requesting Stockholders and the beneficial owners, if any, on whose behalf the request is being made shall promptly provide any other information reasonably requested by the Corporation.

In determining whether a record date has been requested by Stockholders of record representing in the aggregate no less than the Requisite Percentage, multiple requests delivered to the Secretary will be considered together only if (a) each identifies substantially the same proposed action and includes substantially the same text of the proposal(s) (in each case as determined in good faith by the Board of Directors), and (b) such requests have been dated and delivered to the Secretary within sixty (60) days of the earliest dated request. Any stockholder may revoke a request with respect to his or her shares at any time by written revocation delivered to the Secretary.

ARTICLE II
BOARD OF DIRECTORS

Section 1. *Number. Election. Vacancies.* Term of Office. Within the limits provided by the Corporation's Certificate of Incorporation or other certificate filed pursuant to law, the Board of Directors shall determine from time to time the number of Directors who shall constitute the entire Board of Directors. Any such determination made by the Board of Directors shall continue in effect unless and until changed by the Board of Directors, but no such changes shall affect the term of any Director then in office and, in case any of the Directors then in office shall have been elected by holders of the Cumulative $4 Preferred Stock in accordance with the provisions of the Certificate of the Corporation filed May 31, 1946 pursuant to Section Thirty-six of the Stock Corporation law (hereafter in this Section 1 referred to as the "Certificate filed May 31, 1946"), no increase in the number of Directors then in office shall be made which would reduce the number of Directors then in office elected as aforesaid to less than one-third (or the nearest whole number thereto) of the total number of Directors then in office. The Board of Directors shall from time to time make such determinations pursuant to this Section 1 as shall be necessary or appropriate in order to ensure that, under any circumstances, the holders of each series of the Serial Preferred Stock shall be able, giving effect to all applicable provisions of the Corporation's Certificate of Incorporation, and of these By-Laws (including, without limitation, the preceding sentence), duly and effectively to exercise any exclusive right conferred upon them by the Certificate of Incorporation or any certificate filed pursuant to law to elect Directors of the Corporation.

Except as otherwise provided in the Certificate of Incorporation or other certificate filed pursuant to law, at each annual meeting of the Stockholders, the successors to the class of Directors whose terms shall then expire, up to the number determined in accordance with the foregoing provisions and with the provisions of the Certificate of Incorporation or other certificate filed pursuant to law, in a contested election, shall be elected by ballot or by proxy by the holders of the Common Stock by a plurality of the votes cast at such election.

In any non-contested election of directors, any incumbent director who fails to receive the requisite affirmative majority of the votes cast by ballot or by proxy by the holders of the Common Stock for his or her re-election, shall immediately tender his or her resignation, and the Board of Directors will decide, through a process managed by the Governance Committee and excluding the nominee in question, whether to accept the resignation at its next regularly scheduled Board meeting. Unless the Board determines in its judgment that it is in the best interests of the Company for the director to remain on the Board, the Board shall accept the resignation. The Board's explanation of its decision not to accept the resignation shall be disclosed on Form 8-K filed with the Securities and Exchange Commission.

Except as otherwise provided by law or in the Certificate of Incorporation or other certificate filed pursuant to law and except as otherwise provided in this paragraph, any vacancy in the Board occurring during the year, occurring as a result of an increase in the number of Directors who shall constitute the Board or any other vacancy, may be filled only by the vote of the Board provided that a quorum is then in office and present, or by a majority of the Directors then in office, if less than a quorum is then in office or by a sole remaining Director. Any vacancy in the Board occurring during the year with respect to Directors who may have been elected by holders of the Cumulative $4 Preferred Stock in accordance with the provisions of the Certificate filed May 31, 1946 may only be filled by the holders of the Cumulative $4 Preferred Stock at a special meeting of such holders in the same manner as at an annual meeting.

Except as otherwise provided by statute, or in the Certificate of Incorporation or other certificate filed pursuant to law, the term of office of each Director heretofore or hereafter elected shall be from the time of his election and qualification until the next annual meeting following his election and until his successor shall have been duly elected and shall have qualified.

Directors need not be Stockholders.

Section 2. *Resignations*. Any Director may resign his office at any time by delivering his resignation in writing to the Corporation, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 3. *Method of Electing Entirely New Board*. In case the entire Board of Directors shall die or resign, any Stockholder may call a special meeting in the same manner that the Chairman of the Board may call such meeting, and Directors for the unexpired terms may be elected at any such special meeting in the manner provided for their election at annual meetings.

Section 4. *Powers*. Except as provided by law, or by the Certificate of Incorporation or other certificate of the Corporation filed pursuant to law, or by these By-Laws, the powers, business and affairs of the Corporation shall be exercised and managed by the Board of Directors.

Section 5. *Meetings*. Regular meetings of the Board of Directors shall be held at such regular intervals and at such fixed time and place as from time to time may be determined by the Board, and no notice of such meetings shall be required.

Special meetings of the Board of Directors shall be held whenever called by direction of the Chairman of the Board, or of a Vice Chairman of the Board, or of the President, or of any two of the Directors for the time being in office.

The Secretary shall give notice of each special meeting by mailing the same not later than the second day before the meeting, or personally or by telegraphing or telephoning the same not later than the day before the meeting, to each Director, but such notice may be waived by any Director. The Chairman of the Board, or in his absence, the President, or in his absence, a Vice Chairman (to be designated by the persons present at the meeting in the event of more than one Vice Chairman being present) shall preside at all meetings of the Board of Directors. If all of the aforesaid officers be absent or decline to act, the persons present may choose one of their number to act as chairman of the meeting.

At the first meeting held after the annual meeting of Stockholders, the Board of Directors shall elect the Executive Officers of the Corporation, each of whom shall hold his office until the next annual election of Officers and until another is elected and qualified in his stead, unless sooner removed.

Any Director may vote or act on behalf of the Corporation in contracting with any other company, notwithstanding he may be an Officer, Director or Stockholder therein.

Any one or more members of the Board of Directors or any Committee thereof may participate in a meeting of the Board of Directors of such Committee by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

Section 6. *Quorum*. One-third of the total number of Directors determined pursuant to Section 1 of this Article as constituting the Board of Directors shall constitute a quorum for the transaction of business, but if there shall be less than a quorum at any meeting of the Board, a majority of those present (or if only one be present, then that one) may adjourn the meeting from time to time and the meeting may be held as adjourned without further notice.

Section 7. *Committees*. The Board of Directors may appoint an Executive Committee and such other committee or committees as they may determine. Such committee or committees shall have such powers as shall be specified by resolution of the Board of Directors. The Executive Committee, so far as permitted by law, may be vested with all of the powers of the Board of Directors when the Board of Directors is not in session. One-third of the total number of Directors appointed to a Committee shall constitute a quorum for the transaction of business.

Section 8. *Compensation of Directors*. Directors shall be entitled to reasonable compensation for their services. They may be paid a fixed salary and may also receive a fee for attendance at any meeting of the Board of Directors or of any Committee of the Board. The amount of compensation shall be determined by resolution of the Board. Nothing herein contained shall preclude any Director from serving in any other capacity and receiving compensation therefor.

Section 9. *Nominations*. Nominations for election to the Board of Directors of the Corporation at a meeting of the Stockholders may be made (a) by the Board, or on behalf of the Board by any nominating committee appointed by the Board, or (b) by any Stockholder of the Corporation (i) who is a Stockholder of record on the date of the giving of the notice provided for in this Section and on the record date for the determination of Stockholders entitled to vote at such meeting and (ii) who complies with the notice procedures set forth in this Section.

Stockholder nominations shall be made by notice in writing delivered or mailed by first class United States mail, postage prepaid, to the Secretary of the Corporation at the principal executive offices of the Corporation, and received by such person (a) as provided in Section 2, Article I of these By-Laws, with respect to any nominations to be made at a special meeting of Stockholders, and (b) with respect to any nominations to be made at an annual meeting of Stockholders, not less than ninety (90) days nor more than one-hundred twenty (120) days prior to ~~any~~ the first anniversary of the preceding year's annual meeting of ~~the~~ Stockholders ~~called for the election of Directors.~~; *provided, however*, that in the event that the date of an annual meeting is advanced more than thirty (30) days prior to the first anniversary of the preceding year's annual meeting of Stockholders or delayed more than seventy (70) days after such anniversary date, then to be timely such notice must be received by the Corporation no earlier than one hundred twenty (120) days prior to such annual meeting and no later than the later of seventy (70) days prior to the date of the meeting or the tenth (10th) day following the day on which public announcement of the date of the meeting was first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a Stockholder's notice as described above.

Such notice shall set forth (i) as to each person whom the Stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case, pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and (b) as to the Stockholder giving the notice and the beneficial owner if any, on whose behalf the nomination is made:

(1) the name and address, as they appear on the Corporation's books, of such Stockholder and any such beneficial owner;

~~Such notice shall set forth (a) as to each proposed nominee who is not an incumbent Director (i) the name, age, business address and residence address of each nominee proposed in such notice, (ii) the principal occupation or employment of each such nominee, (iii) the~~ (2) the class or series and number of shares of capital stock of the Corporation which are ~~beneficially owned by each such nominee, and (iv) any other information concerning the nominee that must be disclosed of nominees in proxy solicitations pursuant to Section 14 of the Securities Exchange Act of 1934, as amended from time to time (the "Exchange Act") and the rules and regulations promulgated thereunder and (b) as to the Stockholder giving the notice (i) the name and record address of such Stockholder, (ii) the number of shares of stock of the Corporation which~~ held of record or are beneficially owned by such Stockholder~~,~~ and by any such beneficial owner;

(~~iii~~3) a description of ~~all arrangements or understandings~~ any agreement, arrangement or understanding between or among such Stockholder and ~~each proposed nominee~~ any such beneficial owner, any of their respective affiliates or associates, and any other person or persons (including their names) ~~pursuant to which the nomination(s) are to be made by such Stockholder,~~ in connection with the proposal of such nomination;

(4) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of, or any other agreement, arrangement or understanding that has been made, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such Stockholder or any such beneficial owner or any such nominee with respect to the Corporation's securities;

(~~iv~~5) a representation that ~~such~~ the Stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the ~~annual~~ meeting to ~~nominate the persons named in its notice and (v) any other information relating to such Stockholder that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice shall be accompanied by the written consent of each proposed nominee to serve as a Director of the Corporation.~~ bring such nomination before the meeting; and

(6) a representation as to whether such Stockholder or any such beneficial owner intends or is part of a group that intends to (i) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of the Corporation's outstanding capital stock required to approve or adopt the proposal or to elect each such nominee and/or (ii) otherwise to solicit proxies from Stockholders in support of such proposal or nomination. If requested by the Corporation, the information required under the immediately preceding

paragraphs (2), (3) and (4) shall be supplemented by such Stockholder and any such beneficial owner not later than ten (10) days after the record date for the meeting to disclose such information as of the record date.

No person shall be eligible for election as a Director of the Corporation unless nominated in accordance with the procedures set forth herein. The Presiding Officer of the meeting may, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedure, and if such person should so determine, he or she shall so declare to the meeting and the defective nomination shall be disregarded.

ARTICLE III
OFFICERS AND AGENTS

Section 1. *General*. The Elected Officers of the Corporation shall be elected by the Board of Directors. The Elected Officers of the Corporation may include a Chief Executive Officer, a President, one or more Executive Vice Presidents, Senior Vice Presidents, a Vice Presidents, a Treasurer, a Secretary and such other Elected Officers as may be deemed necessary or desirable. Any two or more such offices may be held by the same person, except the offices of President and Secretary.

The Board of Directors, at any time and from time to time, may appoint or authorize the Chief Executive Officer, to appoint one or more Vice Presidents, a Controller, an Auditor, a Chief Tax Officer, one or more Assistant Treasurers and one or more Assistant Secretaries, and such other Officers or agents as may be deemed necessary or desirable, and may prescribe or authorize the Chief Executive Officer to prescribe the powers and duties of each, and fill any vacancy which may occur in any such office.

All Elected Officers shall be subject to removal at any time by the affirmative vote of a majority of the whole Board of Directors. All other Officers, and all heads of departments, managers, assistant managers, agents and employees of the Corporation, may be removed at any time, by vote of the Board of Directors, or by the Officer appointing them, or by any other superior Officers or any Committee thereunto authorized by the Board.

Section 2. *Chairman of the Board*. The Chairman of the Board shall preside at all meetings of the Stockholders and of the Board of Directors. He shall have such other powers and perform such other duties as may, from time to time, be specified by the Board of Directors.

Section 3. *Vice Chairman of the Board*. A Vice Chairman of the Board, in the absence of the Chairman of the Board and the President, shall preside at meetings of the Stockholders and of the Board of Directors. He shall have such other powers and perform such other duties as may, from time to time, be specified by the Board of Directors or by the chief executive officer of the Corporation. He shall be subject to the control of the Board of Directors and to the powers of the chief executive officer of the Corporation.

Section 4. *President*. The President, in the absence of the Chairman of the Board, shall preside at meetings of the Stockholders and of the Board of Directors. He shall have such other powers and perform such other duties as may, from time to time, be specified by the Board of Directors or by the chief executive officer of the Corporation. He shall be subject to the control of the Board of Directors and to the powers of the chief executive officer of the Corporation.

Section 5. *Chief Executive Officer*. The chief executive officer shall have general charge of the business of the Corporation and the power to formulate all plans and policies in connection therewith, subject to the control of the Board of Directors. He shall keep the Board of Directors fully informed and shall freely consult with the Board concerning the business of the Corporation. He shall have such other powers and perform such other duties as may, from time to time, be specified by the Board of Directors.

Section 6. *Vice Presidents*. Any Vice President shall have such powers and perform such duties as may, from time to time, be specified by the Board of Directors or by the chief executive officer of the Corporation.

Section 7. *Treasurer*. The Treasurer shall have the care and custody of the funds and securities of the Corporation and shall have such powers and perform such duties as are incident to the office of Treasurer, or as may, from time to time, be specified by the Board of Directors or by the chief executive officer of the Corporation. He shall be subject to the control of the Board of Directors and to the powers of the chief executive officer of the Corporation.

Section 8. *Assistant Treasurers*. Any Assistant Treasurer shall perform such duties as the Treasurer or the chief executive officer of the Corporation or the Board of Directors may from time to time assign to him.

Section 9. *Secretary*. The Secretary shall have the care and custody of the seal and minute books of the Corporation and shall have such powers and perform such duties as are incident to the office of Secretary or as may, from time to time, be specified by the Board of Directors. He shall be subject to the control of the Board of Directors.

Section 10. *Assistant Secretaries*. Any Assistant Secretary shall perform such duties as the Secretary or the chief executive officer of the Corporation of the Board of Directors may from time to time assign to him.

Section 11. *Controller*. If a Controller shall have been elected, he shall be the chief accounting officer of the Corporation and shall have such powers and perform such duties as may, from time to time, be specified by the Board of Directors or the chief executive officer of the Corporation.

Section 12. *Auditor*. If an Auditor shall have been elected, he shall have full charge of the auditing of all accounts of every kind, subject to the control of the Board of Directors, and shall also perform such other duties as the Board of Directors or the chief executive officer of the Corporation may from time to time direct.

Section 13. *Chief Tax Officer*. The Chief Tax Officer shall have responsibility for all tax matters of the Corporation, subject to control of the Board of Directors, and shall have such powers and perform such other duties as the Board of Directors or the chief executive officer or the chief financial officer may from time to time direct.

ARTICLE IV
CAPITAL STOCK

Section 1. *Certificates of Shares and Uncertificated Shares*. The shares of each class of the capital stock of the Corporation shall be represented by certificates or shall be uncertificated. Each registered holder of shares, upon request to the Company, shall be provided with a certificate of stock representing the number of shares owned by such holder. Certificates of stock shall be issued in such forms, not inconsistent with law or with the Certificate of Incorporation or other certificate filed pursuant to law, as shall he approved by the Board of Directors.

Section 2. *Transfers of Shares of Stock*. Transfers of shares shall only be made upon the books of the Corporation by the holder in person, or by the power of attorney duly executed and filed with the Corporation, and on the surrender and cancellation of the certificate or certificates of such shares properly assigned.

The Board of Directors shall have power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration of certificates of shares in the capital stock of the Corporation.

Section 3. *Record Dates*. For the purpose of determining the Stockholders entitled to notice of or to vote at any meeting of Stockholders or any adjournment thereof, or for the purpose of determining Stockholders entitled to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action, the Board may fix, in advance, a date as the record for any such determination of Stockholders. Such date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action.

Section 4. *Lost Certificates*. No certificate of shares in the capital stock of the Corporation shall be issued in place of any certificate alleged to have been lost, stolen or destroyed, except on delivery to the Corporation of a bond of indemnity, against such lost, stolen or destroyed certificate, with such surety or security, if any, as shall be approved by the Treasurer or Secretary. Proper and legal evidence of such loss, theft or destruction shall be produced to the Treasurer or Secretary, if they require the same. The Treasurer or Secretary may (except as otherwise provided in any agreement executed and delivered on behalf of the Corporation and authorized by the Board of Directors) in their discretion refuse to issue such new certificate, save upon the order of the court having jurisdiction in such matters.

ARTICLE V
DIVIDENDS

Dividends may be declared and paid out of funds of the Corporation legally available therefor as often and at such times and to such extent as the Board of Directors may determine, consistent with the provisions of the Certificate of Incorporation or other certificate filed pursuant to law.

ARTICLE VI
SEAL

The seal of the Corporation shall consist of a flat-faced circular die with the name of the Corporation in a circle and the year of its incorporation in the center.

ARTICLE VII
WAIVER

Any notice required by the By-Laws of the Corporation to be given to Directors or Stockholders for any meeting may be waived by any Director or Stockholder in writing, signed by such Director or Stockholder or by his attorney thereunto authorized, and filed with the Secretary of the Corporation.

ARTICLE VIII
CHECKS, DRAFTS, NOTES, ETC.

Funds of the Corporation on deposit with banks shall be disbursed by checks or drafts signed by such officer or officers as the Board of Directors from time to time designate or by such person or persons as shall from time to time be designated either by the Board of Directors or by such officer or officers as the Board shall from time to time authorize so to do. Notes, drafts, acceptances, bills of exchange, or other obligation for the payment of money (other than checks and drafts on banks with which the Corporation has funds on deposit) made, accepted, or endorsed, shall be signed by such officer or officers or person or persons as the Board of Directors shall from time to time designate.

ARTICLE IX
INDEMNIFICATION

The Corporation shall indemnify each Officer or Director who is made, or threatened to be made, a party to any action by reason of the fact that he or she is or was an Officer or Director of the Corporation, or is or was serving at the request of the Corporation in any capacity for the Corporation or any other enterprise, to the fullest extent permitted by applicable law. The Corporation may, so far as permitted by law, enter into an agreement to indemnify and advance expenses to any Officer or Director who is made, or threatened to be made, a party to any such action.

ARTICLE X
AMENDMENTS

These By-Laws, or any of them, may be altered, amended, or repealed, and new By-Laws may be adopted, at any annual meeting of the Stockholders, or at any special meeting called for that purpose, by a vote of a majority of the shares represented and entitled to vote thereat. The Board of Directors shall have the power, by a majority vote of the whole Board, to alter or amend or repeal these By-Laws, but any such action of the Board of Directors may be amended or repealed by the Stockholders at any annual meeting.

I, M.J.A. “Jekka” Pinckney, a duly appointed Assistant Secretary of International Paper Company, a corporation duly organized and existing under the laws of the State of New York, hereby certify that the foregoing comprises a true and complete copy of the By-Laws of said International Paper Company as amended to the date hereof, and that the same in force and effect.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the corporate seal of said International Paper Company this ~~10th~~ 13th day of ~~May, 2010~~ May, 2013.



~~/s/ Jekka Pinckney~~

~~Assistant Secretary of International Paper~~
~~Company~~

/s/ Jekka Pinckney

Assistant Secretary of International Paper Company

Map to The Ritz-Carlton, Westchester, for 2013 Annual Shareowners Meeting



Barker Ave.
22
Church St.
Hamilton Ave.
Water St.
Cottage Pl.
Ej Conroy Dr.
Main St.
Renaissance Sq.
Hamilton Ave.
22
S. Broadway
William St.
City Pl.
125
Martine Ave.
Court St.
Mamaroneck Ave.
MLK Jr. Blvd.
Mitchell Pl.
22
Martine Ave.

The Ritz-Carlton, Westchester, is located in White Plains, New York, at 3 Renaissance Square (221 Main Street), just off Main Street between Mamaroneck Avenue and Dr. Martin Luther King Boulevard.

For assistance with directions, please contact The Ritz-Carlton, Westchester, at (914) 946-5500.



6400 Poplar Avenue
Memphis, Tennessee 38197

Printed on Accent® Opaque 40# Smooth Finish, made by our employees at the Ticonderoga Mill.



INTERNATIONAL PAPER COMPANY
C/O COMPUTERSHARE
P.O. BOX 43004
PROVIDENCE, RI 02940-3004

VOTE BY INTERNET - www.proxyvote.com

You may use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. EDT May 12, 2013, except that participants in the International Paper Company Salaried Savings Plan or International Paper Company Hourly Savings Plan must provide voting instructions on or before 11:59 P.M. EDT May 8, 2013. Have your proxy card in hand when you access the web site and follow the instructions on that site.

ELECTRONIC DELIVERY OF FUTURE SHAREOWNER COMMUNICATIONS

If you would like to reduce the costs incurred by International Paper Company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareowner communications electronically in future years.

VOTE BY PHONE 1-800-690-6903

You may use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. EDT May 12, 2013, except that participants in the International Paper Company Salaried Savings Plan or International Paper Company Hourly Savings Plan must provide voting instructions on or before 11:59 P.M. EDT May 8, 2013. Have your proxy card in hand when you call and then follow the instructions the "Vote Voice" provides you.

VOTE BY MAIL

Please mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to International Paper Company, c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, NY 11717 so that it is received by May 12, 2013. Voting instructions provided by participants in the International Paper Company Salaried Savings Plan or International Paper Company Hourly Savings Plan must be received by May 8, 2013.

If you or your duly appointed proxy holder are planning to attend the annual meeting of shareowners on May 13, 2013, please check the box in the space indicated on the proxy card below, or so indicate when you vote by Internet or phone, and an admittance card will be held for you at the meeting. If you wish to attend the annual meeting and vote the shares in person, please see "How do I attend the annual meeting?" in the proxy statement.

TO VOTE BY MAIL, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: ☒
KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY

THIS PROXY/VOTING INSTRUCTION CARD IS VALID ONLY WHEN SIGNED AND DATED.

INTERNATIONAL PAPER COMPANY

The Board of Directors recommends a vote "**FOR**" each of the nominees listed under Item 1.

Item 1 – Election of Directors (one-year term) Nominees:	**For**	**Against**	**Abstain**
1a. David J. Bronczek	☐	☐	☐
1b. Ahmet C. Dorduncu	☐	☐	☐
1c. John V. Faraci	☐	☐	☐
1d. Ilene S. Gordon	☐	☐	☐
1e. Stacey J. Mobley	☐	☐	☐
1f. Joan E. Spero	☐	☐	☐
1g. John L. Townsend, III	☐	☐	☐
1h. John F. Turner	☐	☐	☐
1i. William G. Walter	☐	☐	☐
1j. J. Steven Whisler	☐	☐	☐

The Board of Directors recommends a vote "**FOR**" Items 2, 3 & 4.	**For**	**Against**	**Abstain**
Item 2 – Ratification of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for 2013	☐	☐	☐
Item 3 – Amendment of the Company's Restated Certificate of Incorporation Regarding Shareowner Action by Written Consent	☐	☐	☐
Item 4 – A Non-Binding Resolution to Approve the Compensation of the Company's Named Executive Officers, as Disclosed Under the Heading "Compensation Discussion & Analysis"	☐	☐	☐

The Board of Directors recommends a vote "**AGAINST**" Item 5.

Item 5 – Shareowner Proposal Concerning a Policy on Accelerated Vesting of Equity Awards of Senior Executives Upon a Change in Control	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting. This proxy/voting instruction card, when properly executed, will be voted in the manner directed herein by the undersigned shareowner. **If no direction is made, this proxy/voting instruction card will be voted FOR all of the nominees in Item 1, FOR the Proposals in Items 2, 3, and 4, and AGAINST Item 5. If you are a participant in one or more of the plans shown on the reverse side of this proxy/voting instruction card, the shares will be voted by the Trustee in its discretion.**

For address changes and/or comments, please check this box and write them on the back where indicated. ☐

Please indicate if you plan to attend this meeting. **Yes** ☐ **No** ☐

Please sign exactly as your name appears on this proxy. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give your full title. If a corporation, please sign in full corporate name by authorized officer. If a partnership or LLC, please sign in firm name by authorized partner or member.

Signature [PLEASE SIGN WITHIN BOX]/Date

Signature(Joint Owners)/Date

INTERNATIONAL PAPER COMPANY

SHAREOWNER PROXY AND CONFIDENTIAL VOTING INSTRUCTION CARD
ANNUAL MEETING OF SHAREOWNERS – MONDAY, MAY 13, 2013

THIS PROXY/VOTING INSTRUCTION CARD IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL PAPER COMPANY AND BY THE TRUSTEES OF THE PLANS LISTED BELOW. THIS MAY ONLY BE USED AT THE ANNUAL MEETING OF SHAREOWNERS, TO BE HELD ON MAY 13, 2013, AT 11 A.M. EDT AT THE RITZ-CARLTON, WESTCHESTER, LOCATED AT THREE RENAISSANCE SQUARE IN WHITE PLAINS, NEW YORK 10601, AND AT ANY ADJOURNMENT THEREOF.

If you are a registered shareowner, by submitting this proxy you are appointing John V. Faraci, Carol L. Roberts and Sharon R. Ryan, jointly or individually, as proxies with power of substitution, to vote all shares you are entitled to vote at the Annual Meeting of Shareowners on May 13, 2013, and any adjournment thereof. If no direction is made on the reverse side, this proxy will be voted FOR all nominees in Item 1, FOR Items 2, 3, and 4, and AGAINST Item 5. The proxies are authorized to vote upon such other business as may properly come before the meeting.

If you are a participant in either the International Paper Salaried Savings Plan or the International Paper Hourly Savings Plan, by signing this proxy/voting instruction card, you are instructing your Trustee to vote the shares of common stock in accordance with your voting instructions. The Trustees under each of the plans have authorized Broadridge as an agent to tabulate the votes. Any shares held by the Trustee for which it has not received voting instructions by Internet, phone or mail by 11:59 P.M. EDT May 8, 2013, will be voted by the Trustee in its discretion. Plan participants may attend the meeting but may only vote these shares by submitting voting instructions by Internet, phone or mail by 11:59 P.M. EDT May 8, 2013.

The proxies are instructed to vote as indicated on the reverse side. This proxy revokes all prior proxies given by you. Please sign on the reverse side exactly as your name or names appear(s) there. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give your full title. If a corporation, please sign in full corporate name by authorized officer. If a partnership or LLC, please sign in firm name by authorized partner or member.

Address Changes/Comments:

(If you noted any address changes/comments, please mark the corresponding box on the reverse side.)

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting To Be Held on May 13, 2013*:*
A Form of Proxy, the Proxy Statement and the Annual Report are Available at http://materials.proxyvote.com/460146